02049587

82- SUBMISSIONS FACING S

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Jiangsu Expressway Company Limited

*CURRENT ADDRESS Jiangsu Communication Building
69 Shigu Road
Nanjing, Jiangsu PRC

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34677 FISCAL YEAR 12/31/00

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
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OICF/BY: BBJ

DATE : 8/23/02

82-34677

Jiangsu Expressway Company Limited

2000
ANNUAL REPORT


EXPRESS

MISSION

To play a leading role in the transportation development of Jiangsu Province and maintain a strong profit growth in the coming years

iPR Asia Ltd   Design: The Graphis Co. Ltd   Printer: IFN Financial Press Limited

CONTENTS

COMPANY PROFILE

(I) General Information

Name of Company in Chinese:
江蘇寧滬高速公路股份有限公司

Name of Company in English:
Jiangsu Expressway Company Limited

Registered Address of the Company in Chinese:
中華人民共和國江蘇省南京市石鼓路 69 號江蘇交通大廈

Registered Address of the Company in English:
Jiangsu Communication Building, 69 Shigu Road, Nanjing, Jiangsu, PRC

Office Address in Chinese:
中華人民共和國江蘇省南京石鼓路 69 號江蘇交通大廈

Office Address in English:
Jiangsu Communication Building, 69 Shigu Road, Nanjing, Jiangsu, PRC

Postal Code of Registered Address:
210004

Postal Code of Office Address:
210004

Telephone:
025-4200999 ext.4706/4716

Fax:
025-4466643/4207788

E-mail Address:
bgs@jsexpressway.com

Website:
www.jsexpressway.com

Legal Representative:
Shen Chang Quan

First Registration Date:
1st August 1992

Place of Registration:
Nanjing, Jiangsu

Registration Number of Business Corporations License:
3200001100976

Tax Registration Number:
320003134762764

Secretary to the Board of Directors (PRC):
Yao Yong Jia

Mobile Phone of Secretary to the Board of Directors:
13901590193

Telephone of Secretary to the Board of Directors:
025-4469332

Fax of Secretary to the Board of Directors:
025-4466643

Secretary to the Board of Directors (Hong Kong):
Lam Che Wah

Telephone:
00852-2507 9712

Fax:
00852-2810 0664

(II) Stock Exchanges on which shares of the Company are listed and stock codes

Stock Exchanges on which shares of the Company are listed:

Shanghai Stock Exchange (A Shares)

The Stock Exchange of Hong Kong Limited (H Shares)

Stock Code of A Shares:

600377

Stock Name of A Shares:

寧滬高速

Stock Code of H Shares:

0177

Stock Name of H Shares:

Jiangsu Expressway

(III) Custodian for the Company's Unlisted Shares

Shanghai Securities Central Clearing and Registration Corporation
727 Pujian Road, Pudong New District, Shanghai

(IV) Corporate Information Enquiry

Website Publishing the Annual Report:

www.sse.com.cn

Annual Report available at:

Shanghai Stock Exchange, 528 Pudong South Road, Shanghai

HKSCC Registrars Limited, 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong

Company Head office, Jiangsu Communications Building, 69 Shigu Road, Nanjing, the PRC

Newspapers designated for disclosure of Company information:

China Securities Daily, Shanghai Securities Daily, South China Morning Post, Hong Kong Economic Times

(V) Lead Underwriter for A shares

Hua Tai Securities Co., Ltd. (華泰證券有限責任公司)
Hua Tai Securities Building, 90 Zhongshan East Road, Nanjing

(VI) Auditors

Auditor (PRC):

Arthur Andersen • Hua-Qiang Certified Public Accountants
11/F China World Tower, 1 Jianguomenwai Avenue, Beijing

Auditor (Hong Kong):

Arthur Andersen & Co (Hong Kong)
21st Floor, Edinburgh Tower, The Landmark, 15 Queen's Road Central, Hong Kong

(VII) Legal Advisors

Legal Advisor (PRC):

Jiangsu New Century Tongren Law Office
5th Floor, 26 Beijing West Road, Nanjing

Legal Advisor (Hong Kong):

Richards Butler
20th Floor, Alexandra House, 16-20 Chater Road, Hong Kong

(VIII) Share Registrar and Transfer Office

PRC:

Shanghai Securities Central Clearing and Registration Corporation, 727 Pujian Road, Pudong New District, Shanghai

Overseas:

HKSCC Registrars Limited, 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong

(IX) Company Profile

Jiangsu Expressway Company Limited (the "Company") was incorporated as a joint stock limited company on 1st August 1992 in Jiangsu Province of the People's Republic of China (the "PRC"). The Company is principally engaged in the investment, construction, operation and management of the Jiangsu section of Shanghai-Nanjing Expressway ("Shanghai-Nanjing Expressway") and related toll expressways within the Jiangsu Province. It also provides passenger transport and other ancillary services along these expressways (including fuelling, catering, shopping, car repair, advertising and accommodation). The Company is the only listed company of Jiangsu's transportation and infrastructure projects. On 27th June 1997, the Company's H shares became listed on the Stock Exchange of Hong Kong Limited. On 16th January 2001, the Company's A shares became listed on Shanghai Stock Exchange.

The Company and Huajian Transportation Economic Development Centre jointly established Jiangsu Xicheng Expressway Co., Ltd. ("Xicheng Co.") and Jiangsu Guangjng Expressway Co., Ltd. ("Guangjng Co.") in 1997. Jiangsu Xicheng and Jiangsu Guangjng were principally engaged in the contruction and management of Guangjing Expressway and Xicheng Exprssway, respectively. Both expressways were completed and opened to traffic in September 1999. The Company, Jiangsu Xicheng and Jiangsu Xicheng are collectively refered as the Group.

The Company owns the land use right, title to road assets and operating right of Shanghai-Nanjing Expressway for a term of 30 years, land use right and operating right of the Jiangsu Section of Nanjing Shanghai Class 2 Highway ("Nanjing-Shanghai Class 2 Highway") for a term of 15 years, toll collecting right of the Nanjing section of the Nanjing-Lianyungang Expressway ("Nanjing Section of Nanjing-Lianyungang Expressway"), for a term of 30 years 85% interest in each of the Guangjing Co. and Xicheng Co., 33.2% interest in Jiangsu Kuailu Express Bus Co., Ltd. (the "Kuailu Co."), and 49% interest in Yixing Yicao Expressway Co., Ltd. ("Yicao Co."), 17.83% interest in Jiangsu Yangtze Bridge Co., Ltd. ("Yangtze Bridge Company").



The Company
The Jiangsu Section of Shanghai-Nanjing Expressway 100%
The Jiangsu Section of Nanjing-Shanghai Class 2 Highway 100%
Nanjing Section of Nanjing-Lianyungang Expressway 100%
Jiangsu Xicheng Expressway Co., Ltd. 85%
Jiangsu Guangjing Expressway Co., Ltd. 85%
Yixing Yicao Highway Co., Ltd. 49%
Jiangsu Kuailu Express Bus Co., Ltd. 33.2%
Jiangsu Yangtze Bridge Co., Ltd. 17.83%

The highways which are operated by the Group are located in the Yangtze Delta region, which is the most economically developed and one of the fastest-growing areas in the PRC. The Shanghai-Nanjing Expressway, the Company's main operating asset is a trunk highway south of the Yangtze River. The newly-constructed Jiangyin-Yangtze Bridge, Guangjing Expressway and Xicheng Expressway are part of the trunk road of the Tongjiang-Sanya, Beijing-Shanghai National Highway, and are the key passages connecting the north and the south of Jiangsu Province. There is still considerable potential for expansion in the traffic volume of these expressways, which will enhance a sustained profitability of the Company.

FINANCIAL HIGHLIGHTS

(1) According to International Accounting Standards

(RMB'000)	2000 (Note 1)	1999	1998
For the year ended 31st December:			
Revenue, net (Note 2)	**1,542,952**	1,233,924	1,052,975
Profit before taxation and minority interests	**824,518**	716,468	633,825
Profit after taxation and minority interests	**688,306**	630,683	566,363
Profit attributable to shareholders (Note 3)	**688,306**	605,214	533,211
Earnings per share (Note 4)	**RMB 0.141**	RMB 0.129	RMB 0.116
As at 31st December:			
Shareholders' equity (Note 5)	**12,459,642**	11,547,858	11,078,972
Total liabilities (Note 5)	**940,466**	1,296,469	1,318,721
Total assets	**13,400,108**	12,844,327	12,397,693

Notes:

1. Guangjing Expressway and Xicheng Expressway commenced its operation on 28th September 1999. The Group's Consolidated Financial Report of 2000 includes the assets, liabilities and operating results of the Shanghai-Nanjing Expressway, Nanjing-Shanghai Class 2 Highway, Nanjng Section of Nanjing-Lianyungang Expressway, Xicheng Expressway and Guangjing Expressway.

2. Net revenue mainly represents toll revenue from the operation of toll roads, net of tax. It also includes other incomes such as sales of petrol, emergency assistance, catering, advertisement and maintenance service.

3. In accordance with the articles of association of the Company, the Company distributes dividends based on the lesser of the undistributed profit on the statutory accounts prepared in accordance with the PRC accounting standards and that reported in the financial statements prepared under International Accounting Standards ("IAS"). The profit available for distribution to shareholders as of 31st December 2000 amounted to approximately RMB 688,306,000.

4. The calculation of basic earnings per share is based on the net profit for the period attributable to shareholders of RMB 688,306,000 (1999: RMB630,683,000) divided by the weighted average number of shares outstanding during the year of 4,891,436,025 shares (1999: 4,887,747,500 shares).

5. To conform to the treatment in IAS 10 "Events After the Balance Sheet Date", the Company now discloses the dividends declared after the balance sheet date as subsequent events. Therefore, no adjustment was made for total liabilities and equity interest for the year of 1999.

(2) According to PRC Accounting Standards

According to the PRC Accounting Standards, the financial highlights of the Group for the years ended 31st December are as follow:

(RMB'000)	2000	1999	1998
Profit before minority interest and tax	828,265	688,356	608,381
Net profit	691,487	604,868	542,775
Profit from principal activities	881,805	754,792	637,863
Profit from other activities	25,763	17,227	14,300
Operating profit	791,170	668,480	605,018
Investment income	34,182	18,221	7,351
Subsidy income	–	–	–
Non-operating gain or expenses, net	2,913	1,655	565
Net cash flow from operating activities	1,004,883	886,982	815,282
Increase (decrease) in cash and cash equivalents	22,232	(265,012)	(803,327)

Note: There was no ordinary gains or losses in this year.

The year 2000 financial report of the Company was audited by Arthur Andersen • Hua-Qiang Certified Public Accountants whose report expressed an unqualified opinion on the financial statements.

(3) The differences between the PRC Accounting Standards and the IAS

The Group has prepared a separate set of statutory accounts in accordance with PRC loans and financial regulations (" PRC GAAP"). Difference between PRC GAAP and IAS resulted in differences in the reported financial statements of the Group which are summarised and explained as follows:

(RMB'000)

	consolidated profit after tax and minority interest		shareholders' equity	
	2000	1999	31 December 2000	31 December 1999
As originally reported in statutory accounts	691,317	605,214	13,343,475	12,491,005
Effect of change in accounting policy in statutory accounts	170	(346)	(433)	(603)
As restated in statutory accounts	691,487	604,868	13,343,042	12,490,452
IAS adjustments:				
- Reversal of impact of change in accounting policy under statutory accounts	(603)	346	–	603
- valuation, depreciation and amortisation of property, plant and equipment	26,570	25,371	(1,648,882)	(1,675,452)
- loss on disposal of staff quarters	(31,866)	–	(31,886)	–
-deferred taxation	2,718	98	–	(2,718)
-dividends proposed in subsequent period	–	–	453,397	391,020
As reported in IAS accounts	688,306	630,683	12,115,691	11,203,905

(4) Significant accounting data and financial indicators of the past three years

According to the PRC Accounting Standards:
(RMB'000)

	2000	1999	1998
Income from principal activities	**1,381,696**	1,138,385	1,013,037
Net profit	**691,487**	604,868	542,775
Total asset	**15,057,227**	14,519,176	14,098,259
Shareholders' equity	**13,343,042**	12,490,452	12,276,604
Fully diluted earnings per share	**RMB 0.137**	RMB 0.124	RMB 0.111
Weight average earnings per share	**RMB 0.142**	RMB 0.124	RMB 0.111
After extraordinary gains or losses			
Earnings per share:			
Fully diluted	**RMB 0.137**	RMB 0.124	RMB 0.111
Weight average	**RMB 0.142**	RMB 0.124	RMB 0.111
Net asset per share	**RMB 2.65**	RMB 2.56	RMB 2.51
Adjusted net asset per share	**RMB 2.65**	RMB 2.56	RMB 2.51
Net cash flow per share from operating activities	**RMB 0.20**	RMB 0.18	RMB 0.17
Rate of return on net assets:			
Fully diluted(%)	**5.18**	4.84	4.42
Weight average(%)	**5.39**	4.81	4.41

(5) Significant financial indicators of the Group for the past two years

(According to the PRC Accounting Standards)

	Rate of return on net assets(%)				earnings per share (RMB/share)			
	Fully diluted		weight average		Fully diluted		weight average	
	2000	1999	2000	1999	2000	1999	2000	1999
Profit from Principal activities	6.61	6.06	6.87	6.02	0.175	0.155	0.180	0.155
Operating profit	5.93	5.37	6.16	5.33	0.157	0.137	0.162	0.137
Net profit	5.18	4.84	5.39	4.81	0.137	0.124	0.142	0.124
Net profit after extraordinary gains or losses	5.16	4.85	5.36	4.81	0.137	0.124	0.141	0.124

SHAREHOLDERS AND THE CHANGE OF SHARE CAPITAL

(I) Changes in Share Capital

1. Summary of Changes in Share Capital

Unit: Per share

		Before Changes	Increase (+) or Decrease (-) Additional Issues	Others	Sub-total	After Changes	Percentage of Shares (%)
I.	Unlisted Shares						
1.	Promoters' shares including:						
	Shares held by the State	3,376,134,600	–	(594,391,000)	(594,391,000)	2,781,743,600	55.22
	Shares held by State-owned legal persons	3,000,000	–	596,471,000	596,471,000	599,471,000	11.90
	Shares held by foreign legal persons	–	–	–	–	–	N/A
	Others	–	–	–	–	–	N/A
2.	Shares held by social legal persons	286,612,900	–	(2,080,000)	(2,080,000)	284,532,900	5.65
3.	Shares held by employees	–	–	–	–	–	N/A
4.	Preference shares or others including: transferred or allotted shares	–	–	–	–	–	N/A
Total Unlisted Shares		3,665,747,500	–	–	–	3,665,747,500	72.77
II.	Listed Shares						
1.	Ordinary shares in RMB	–	150,000,000	–	150,000,000	150,000,000	2.98
2.	Foreign shares listed in PRC	–	–	–	–	–	N/A
3.	H shares listed overseas	1,222,000,000	–	–	–	1,222,000,000	24.25
4.	Others	–	–	–	–	–	N/A
Total listed shares		1,222,000,000	150,000,000	–	150,000,000	1,372,000,000	27.23
III.	Total	4,887,747,500	150,000,000	–	150,000,000	5,037,747,500	100.00

2. Share Issue and Listing

(1) Issue of H Share and Use of Proceeds

On 31st December 1996, the State Council Securities Committee issued document ZhengWeiFa 1996 No. 67, permitting the Company to be a pre-qualified enterprise to be listed overseas. On 4th June 1997, the Company was entitled to issue H Shares overseas with the permission granted by document ZhengWeiFa 1997 No. 38 issued by State Council Securities Committee. In the middle of June 1997, the Company issued 1,222,000,000 H Shares to be listed overseas at the issue price of HK$3.11 (RMB3.33) per share and listed on the Stock Exchange of Hong Kong Limited on 27th June 1997. Through the H Share Issue, the Company raised approximately RMB4,069,000,000 with proceeds (net of expenses) amounted to RMB 3,926,000,000.

As at 31st December 2000, the proceeds from the H Share Issue were utilised as set out in the prospectus in the following manners:

(a) RMB1,345,786,000 was used in the acquisition of the land use rights and the operating rights of Nanjing-Shanghai Class 2 Highway for a term of 15 years;

(b) RMB601,855,000 and RMB1,398,016,000 were used, based on the construction progress, for the investment in and construction of Guangjing Expressway and Xicheng Expressway respectively, in each of which the Company holds an 85% interest;

(c) RMB 93,888,000 was used in the construction and upgrading of the surveillance and control, communication and toll systems for Shanghai-Nanjing Expressway;

(d) RMB250,000,000 was used for the repayment of loans; and

(e) The balance of approximately RMB236,455,000 was deposited in commercial banks in the PRC as liability reserves of Guangjing Expressway and Xicheng Expressway and as a remedial works reserve for the surveillance and control, communication and toll systems of Shanghai-Nanjing Expressway.

(2) Issue of A Shares and Use of Proceeds

In accordance with the Notice on Approving Jiangsu Expressway Company Limited for Public Offer of Shares, ZhengJianFaXing Zi 2000 No.177 issued by China Securities Regulatory Commission, the Company was approved to issue 150,000,000 ordinary shares in RMB (A Shares) to the public at the issue price of RMB4.20 per share. The issue of shares was successfully launched on Shanghai Stock Exchange on 22nd to 23rd December 2000 by means of online pricing issue and placing to investors from the secondary market. Through the issue of A Shares, the Company raised approximately RMB 630,000,000 and subsequently the net proceeds (net of expenses of RMB 15,500,000) amounted to approximately RMB 614,500,000.

As at 31st December 2000, the proceeds from the A Share Issue were applied as set out in the prospectus in the following manners:

(a) RMB472,670,218 was used to acquire 381,185,660 shares in Yangtze Bridge held by Jiangsu Communications Holding Co., Ltd. ("Communications Holding"), representing 17.83% of the equity interest of the Company.

(b) the balance will be further used to acquire no less than 46,263,940 shares (representing 2.17% of the equity interest of the company) in Yangtze Bridge held by Communications Holding to increase the Company's shareholding in Yangtze Bridge to more than 20%. The balance is now deposited in commercial banks in China.

(3) Changes in Capital Structure

Following the Company's issue of 150,000,000 Ordinary shares in RMB (A Shares) to the public on Shanghai Stock Exchange on 22nd to 23rd December 2000 by means of online pricing issue and placing to investors from the secondary market, the total share capital of the Company was increased from 4,887,747,500 shares to 5,037,747,500 shares.

(II) Profile of Shareholders

1. Number of Shareholders as at the End of the Reporting Period

As at 31st December 2000, the shareholders whose names were listed in the share register totaled 124,617, including:

Number of Shareholders of A Shares:	121,554
Number of Social Legal Person Shareholders:	1,206
Number of Shareholders of H Shares:	1,857

2. Alteration of Shareholdings of the Major Shareholders

According to the documents issued by the Ministry of Finance, CaiGuan Zi 1999 No. 156, "Reply on the Holding and Management by Huajian Transportation Economic and Development Center of State-owned Equity Interest of Listed Highway Companies", and by the Ministry of Communications, JiaoCaiFa 1999 No. 366, "Notice on Forwarding the Reply on the Holding and Management by Huajian Transportation Economic and Development Center of State-owned Equity Interest of Listed Highway Companies", the holding company of the Company has signed the "Agreement on the Alteration of State-owned Equity Interest" on 22nd November, 2000, by which 597,471,000 shares of state shares held by Communications Holding on behalf of the Ministry of Communications were altered into state-owned legal person shares and to be held by Huajian Transportation Economic and Development Centre.

Following the bankruptcy of Jiangsin Provincial Automobile Transportation Company ("JPATC"), one of the promoters of the Company, 1,000,000 state-owned legal person shares and 30,000 social legal person shares of the Company held by Jiangsin Provincial Automobile Transportation Company ("JPATC") were transferred to Communications Holding. During the same period, Communications Holding also received 2,050,000 social legal person shares from social legal persons.

As at 31st December 2000, the shares held by Communications Holding were reduced from 3,376,134,600 shares to 2,781,743,600 shares, representing 55.22% of the total share capital of the Company.

Huajian Transportation Economic and Development Center held 597,471,000 state-owned legal person shares of the Company, representing 11.86% of the total share capital of the Company, and became the second largest shareholder of the Company.

Ten Largest Shareholders of the Company

Shareholders	Category of Shares	Number of Shares at the End of the Period	Percentage of Total Share Capital (%)	Increase/ Decrease in Shares at the End of the Period
Jiangsu Communications Holding Co., Ltd.	State Shares	2,781,743,600	55.22	(594,391,000)
Huajian Transportation Economic and Development Centre	State-owned Legal Person Shares	597,471,000	11.86	597,471,000
The Capital Group Companies, Inc	H Shares	212,212,000	4.21	85,698,000
Real Cheer Ltd.	H Shares	152,463,500	3.03	
華夏證券有限公司	Social Legal Person Shares	16,660,000	0.33	
申銀萬國證券股份有限公司	Social Legal Person Shares	14,450,000	0.29	
Winner Glory Development Ltd	H Shares	12,000,000	0.24	
江蘇鑫蘇投資管理公司	Social Legal Person Shares	9,020,000	0.18	
昆山市土地開發總公司	Social Legal Person Shares	7,500,000	0.15	
江蘇滙遠房地產發展實業公司	Social Legal Person Shares	6,200,000	0.12	

3. Major Shareholders of the Company

As at 31st December 2000, the shareholdings of more than 10% of the share capital of the Company were as follows:

Shareholders	Number of Shares	Percentage of Total Shares (%)
Jiangsu Communications Holding Co., Ltd.	2,781,743,600	55.22
Huajian Transportation Economic and Development Centre	597,471,000	11.86

(1) Pursuant to document SuZhengFu 2000 No.132, Approval by Provincial Government on Establishment of Jiangsu Communications Holding Co., Ltd., the holding company of the Company (Jiangsu Communications Investment Corp.) was transformed as Jiangsu Communications Holding Co., Ltd. on 15th September 2000.

The holding company was incorporated with the capital from the provincial government. The authorised holding company is an operating unit of investment nature with state-owned assets and an investment entity, whose legal representative is Shen Chang Quan. To such extent as authorized by the provincial government, the Company is engaged in operation and management of state-owned assets; investment, construction, operation and management of communications infrastructures, transportation and relevant industries; industrial investment and domestic trade (Operation items under special prescriptions by the state subject to particular approval).

(2) Huajian Transportation Economic and Development Centre was incorporated on December 18, 1993 as a 全民所有制企業 (State-owned enterprise) representative is Zhu Yao Ting, with core businesses in overall development and contractual construction of roads, docks, ports and channels; research and development and marketing of new technologies, new products and new materials related to communication infrastructures; and non-core businesses as in the distribution of construction materials, electromechanical equipment, automotives (cars excluded) and parts, hardware and appliances and articles of daily use; consultancy of financial information; manpower training.

4. Interests held by the Company's Directors and Supervisors

As at 31st December 2000, none of the directors, supervisors, senior management and their respective associates had any beneficial interests in the Company's issued share capital or any of its associated corporations, which are required to be recorded on the register required to be kept under Section 29 of the Securities (Disclosure of Interest) Ordinance.

At no time during the year was the Company or its associated corporations a party to any arrangement to enable the directors, supervisors, chief executives of the Company and their respective associates to acquire benefits by means of the acquisition of shares in, or debentures, of the Company or its associated corporations.

5. Purchase, Sale and Repurchase of Shares of the Company

The Company had not purchased, sold or repurchased any shares of the Company during the period from 1st January 2000 to 31st December 2000.

SUMMARY OF GENERAL MEETING

(I) Annual General Meeting of 1999

On 25th May 2000, Thursday, the Company held the Annual General Meeting of 1999 ("General Meeting") at Jiangsu Communications Building, 69 Shigu Road, Nanjing, Jiangsu, the PRC.

The following resolutions were reviewed and duly passed as Ordinary Resolutions at the General Meeting:

1. THAT the annual report of the Board as at 31st December 1999 be approved.

2. THAT the report of Supervisory Committee as at 31st December 1999 be approved.

3. THAT the audited accounts and the auditors' report for the year ended 31st December, 1999 be approved.

4. THAT approval be given for the re-appointment of Arthur Andersen • Hua-Qiang Certified Public Accountants and Arthur Andersen as the Company's PRC auditor and Hong Kong auditor for the year 2000, and that the Board be authorised to determine the auditors' fee.

5. THAT approval be given for the distribution scheme in respect of its final dividends of the Company for the year 1999, with the payment of RMB 0.80 in cash for each ten shares to shareholders whose names appeared on the register of shareholders on 25th April 2000.

6. THAT the special resolution made at the sixth General Meeting on the issue of 1,500,000,000 A shares and the amendment of the articles of association of the Company be reviewed and approved(note); and that following the successful listing of A shares, new and existing shareholders be entitled to all of the accumulated unappropriated profits.

7. THAT the third Board of Directors and Supervisory Committee be elected.

The resolutions of the General Meeting were published in China Securities Daily, South China Morning Post and Hong Kong Economic Times respectively on 26th May 2000.

(Note: Following the successful listing of A shares, the Company has amended the relevant provisions of the articles of association pursuant to the resolution passed on the general meeting, and the amendments were approved by the broad of directors at 11th April 2001.)

(II) The First Extraordinary General Meeting of 2000

On 10th October 2000 (Tuesday), the Company held the First Extraordinary General Meeting of 2000 at Jiangsu Communications Building, 69 Shigu Road, Nanjing, Jiangsu, the PRC.

The following resolutions were reviewed and approved as Ordinary Resolutions at the First Extraordinary General Meeting:

THAT the appointment of Mr. Zhang Jun Yuan as the director of the Company and the signing of service contract be approved.

The resolutions of the Extraordinary General Meeting were published in China Securities Daily, South China Morning Post and Hong Kong Economic Times respectively on 11th October 2000.

(III) Election and Replacement of Directors and Supervisors

1. The Company held the General Meeting of 1999 on 25th May 2000. The members of the Third Board of Directors and Supervisory Committee were elected by voting by the existing shareholders.

   The Board of Directors consists of: Mr. Xu Hua Qiang, Mr. Li Da Peng, Mr. Zhang Quan Geng, Mr. Liu Bu Cun, Ms. Fan Yu Shu, Mr. Yue Jia Hua, Mr. Wang Zheng Yi, Ms. Xu Yi Qun; and independent non-executive directors Ms. Zhang Yong Zhen and Mr. Fang Keng. The Board elected Mr. Xu Hua Qiang as Chairman of the Board.

   The Supervisory Committee consists of: Mr. Zhong Zhang Wan, Mr. Jia Da Kang, Mr. Geng Liu Yu, Mr. Wu Zang Ping, Mr. Xing Guo Qiang. The Supervisory Committee elected Mr. Zhong Zhang Wan as Chairman of the Committee.

2. On 10th October 2000, the Company held the First Extraordinary General Meeting of 2000, at which the appointment of Mr. Zhang Jun Yuan as a Director of the Company was approved. And the Third session of the Third Board of Directors Meeting was held to approve Mr. Xu Hua Qiang's resignation from the position of Director and Chairman of the Company due to his retirement. Mr. Zhang Jun Yuan was elected the Chairman of the Board of Directors of the Company.

CONNECTED

Reached out to the
main cities and ports
in Jiangsu Province



REPORT OF THE BOARD OF DIRECTORS



REPORT OF THE BOARD OF DIRECTORS



Mr. Shen Chang Quan, Chairman

(I) Chairman's Statement

To: All shareholders

I am pleased to present the operating results of the Company and its subsidiaries (the "Group") for the year ended 31st December 2000.

For the year ended 31st December 2000, the operating revenue of the Group amounted to RMB 1,619,637,000. According to PRC Accounting Standards, the profit after taxation reached RMB 691,487,000 representing an increase of 14.32% over 1999. According to IAS, the profit after taxation reached RMB 688,306,000 representing an increase of 9.14% over 1999.

The Board of Directors of the Company (the "Board") recommends the payment of a final dividend of RMB 0.09 per share (including tax) for the year ended 31st December 2000. The final dividend is subject to approval by shareholders at the Annual General Meeting to be held on 8th June 2001 in Nanjing, the PRC and will be paid to shareholders of the Company.

H share dividends are calculated in Renminbi and paid in Hong Kong dollars at an exchange rate based on the average closing price of Renminbi against Hong Kong dollars quoted by the People's Bank of China during the week prior to payment of dividends.

During 2000, the Company has continued to focus on the enhancement of profitability, quality highways and services, technological renovation, and production safety, and focus on toll collection, road maintenance, and non-core operations, so as to guarantee fulfillment of its targets as well as maintenance of the excellent quality of its highways.

The Guangjing Expressway and the Xicheng Expressway, invested by the Company and opened to traffic on 28th September 1999, has seen gradual growth in the traffic and toll income, becoming a new hallmark of profitability of the Company.

By the end of 1999, the Company completed the acquisition of the Nanjing section of the Nanjing-Lianyungang Expressway for a consideration of RMB 448,200,000, whereby the Company was entitled to an operating right for 30 years starting from 1st January 2000. Toll income from this expressway during 2000 was vested in the Company thus its profit was increased.

In December 2000, the Company has successfully issued 150,000,000 A shares at Shanghai Stock Exchange, by which the Company raised a fund of approximately RMB 630,000,000. The Company also acquired 17.83% of the shares of Yangtze Bridge and became its third largest shareholder. With the successful listing of A share, the Company has become one of the few companies listed both in Hong Kong and PRC. Consequently, the Company has access to the capital markets in and out of the PRC, which forms two financing sources and provide the Company a support for its future development. A shares are listed on the Shanghai Stock Exchange at 16th January 2001.

In the coming years, highway infrastructure will continue to be priority in the PRC. Given the rapid economic development of the PRC and the Yangtze Delta, expressway projects are developing in an unpreceding rate. Jiangsu Province will invest more than RMB 20,000,000,000 in expressway projects in 2001. Jiangsu Province will construct 1,200 kilometers of expressways during the Tenth Five-Year Plan period (2001-2005) and the total distance of expressway in the province will reach 2,300 kilometers by the end of that period.

Expressway projects will continue to be our core business. With our solid foundation in the highway industry of Jiangsu Province, the Company will capitalise the new opportunities brought by a steady growth of national macro economy, continue to acquire or participate in the equity in communication projects in Jiangsu Province, and participate in other infrastructure projects and high quality projects in other professions, so as to increase the scale and future profitability of the Company, and increase the competitiveness of the Company by building up the "Nanjing-Shanghai Expressway Brandname".

The Company will carry out research on the communications industry, raise fund from the capital markets in and out of the PRC and actively look for investment opportunities that are in line with the level of investment returns and growth we expected.

As part of the long-term strategic development of the Company, we will strengthen our reform, standardise our operations, establish a comprehensive modern corporate system, enhance the legal person administrative structure, promote any system innovations, management and technology, and initialize the reform in labour, human resources and their allocation systems.

In 2000, the Company has achieved good results. On behalf of the Board, I would like to express my sincere thanks to all our staff and shareholders for their dedication and full support respectively. I am confident that the Company will continue to achieve a better performance in the coming year and to foster returns for the shareholders.

By Order of the Board

Shen Chang Quan
Chairman

Nanjing, the PRC
12th April 2001

(II) Report of the Board of Directors

To: All shareholders

The Board of Directors is pleased to present the report of the Board and the audited financial statements of the Group for the year ended 31st December 2000. As the Board of Directors believes, no information set forth herein is omissive, false or misleading in any material aspect, and the Board of Directors is severally and jointly responsible for the truthfulness, accuracy and completeness thereof.

1. Operations and Results

The Group is principally engaged in the investment, construction, operation and management of the Shanghai-Nanjing Expressway and other related expressways in Jiangsu Province, and the development of passenger transport and other ancillary services (including fuelling, catering, shopping, vehicle maintenance, advertising and accommodation) along the expressways.

Financial conditions of the Company

(According to the PRC Accounting Standards)

Items	2000 (RMB'000)	1999 (RMB'000)	difference (%)
Total asset	**15,057,227**	14,519,176	3.71
Long-term liabilities	**234,158**	263,661	(11.19)
Shareholders' equity	**13,343,042**	12,490,452	6.83
Profit from principal activities	**881,805**	754,792	16.83
Net profit	**691,487**	604,868	14.32

Major reasons for the movement:

The reasons for the increase in total asset are net cash flow and gain from operating activities and the issue of A shares.

Pursuant to the requirements of the Ministry of Finance, the Company transferred the loss on disposal of staff quarters to "Housing fund", resulting in the decrease in the long-term liabilities.

The shareholders' equity increase due to the increase in share capital, capital reserve and the undistributed profit from operating activities and resulting from the issue of A shares.

The consolidated results of the Group for the year ended 31st December 2000 and the financial statements of the Company and the Group as at 31st December 2000 prepared in accordance with ISA are set out in page 51 and 94 of this report respectively.

2. Distribution of Profit

The Board of Directors recommends the following profit distribution scheme for the year ended 31st December 2000.

	RMB'000 (According to IAS)
Profit before tax and minority interest	824,518
Taxation	(125,160)
Minority interests	(11,052)
Profit attributable to shareholders	688,306
Transferred to:	
Statutory surplus reserve	(69,088)
Statutory public welfare fund	(34,544)
Discretionary common reserve	–
Valuation surplus tranferred to unappropriated profit	5,518
Distributable profit for the year	590,192
Unappropriated profit brought forward	824,775
Dividend of 1999	(391,020)
Unappropriated profit carried forward	1,023,947
Proposed dividend of 2000	(453,397)
Earnings per share (weight average)	RMB0.141

The Board of Directors submits the aforesaid profit distribution scheme to the 2000 Annual General Meeting of shareholders for consideration and approval. Pursuant to the relevant provisions of the Ministry of Finance and the Articles of Association of the Company, the accounting standards of the PRC and the IAS shall both be adopted. Where a difference in profits arises, the lower of the two shall prevail.

3. Dividends

At its second meeting of Directors held on 14th August 2000, the Third Board of Directors of the Company resolved not to recommend payment of any interim dividends to its shareholders. At its third meeting held on 11th April 2000, the Seventh Board of Directors of the Company recommended payment of a final dividend of RMB 0.09 per share (including tax) to its shareholders.

Holders of H shares whose names appear on the register of members of the Company on 8th May 2001 are entitled to receive the final dividends. The register of members of the Company will be closed for transfer of H shares from 8th May 2001 to 8th June, 2001. The method and timing of the dividend payment and registration of shareholdings in respect of the holders of A shares will be announced in due course.

Holders of H share who wish to receive the final dividends should lodge their transfer with HKSCC Registrars Limited on 2/F., Vicwood Plaza , 199 Des Voeux Road Central, Hong Kong, for registration of share transfer no later than 4:00 pm on 7th May 2001.

The payment of final dividends in respect of A shares and H shares is subject to the approval of the 2000 Annual General Meeting of shareholders to be held on 8th June 2001. The date and procedure of payment of final dividend will be announced in due course.

Pursuant to the Articles of Association of the Company, dividends of the A shares are to be paid in Renminbi, while that of the H shares be paid in Hong Kong dollars, the conversion of which will be based on the average of the closing exchange rates of Renminbi against Hong Kong dollars as quoted by the People's Bank of China during the week immediately preceding 8th June 2001.

It is estimated that the distribution proportion for the year 2001 is not less than 50% of the distributable profit pursuant to the dividend distribution policy of the year. The unappropriated profit for this year will not be distributed as dividend for the next year.

4. Summary of the Financial Information (subtract from the auditor report)

The results and total assets of the Company as well as the shareholders' equity for the two years ended 31st December 2000 and 1999 are set out on page 7 of this report.

5. Bank loans and other Borrowings

The bank loans and others borrowings of the Company as at 31st December 2000 are detailed in notes to the financial statements.

6. Fixed Assets

The changes in the fixed assets during the year are set out in notes to the financial statements.

7. Subsidiaries and Associates

As at 31st December 2000, details of the subsidiaries and associated companies of the Company are as follows:

Name of company (status of legal entity)	Date and place of incorporation	Attributable equity interest	Registered capital (RMB '000)	Principal activities
Jiangsu Xicheng Expressway Co., Ltd. (limited liabilities)	16th September 1997 The PRC	85%	600,000	Construction, operation, maintenance and toll collection of Xicheng Expressway and related business of storage yard, passenger and goods transport and vehicle maintenance
Jiangsu Guangjing Expressway Co., Ltd. (limited liabilities)	16th September 1997 The PRC	85%	250,000	Construction, operation, maintenance and toll collection of Guangjing Expressway and related business of storage yard, passenger and goods transport and vehicle maintenance
Jiangsu Kuailu Bus Transportation Stock Co., Ltd. (joint stock limited liabilities)	19th August 1999 The PRC	33.2%	150,030	Road transportation, vehicle maintenance and sales of vehicles (excluding sedans) and spare parts
Yixing Yicao Highway Co. Ltd. (limited liabilities)	25th December 1998 The PRC	49%	120,000	Construction and operation of Jiangsu Yixing Yicao Highway
Jiangsu Yangtze Bridge Co., Ltd. (joint stock limited liabilities)	31st December 1992 The PRC	17.83%	2,137,250	Mainly engaged in the construction, maintenance and operation of Jiangyin Yangtze Bridge and other communication infrastructures

8. Reserves

The movement in the reserves of the Company is set out in notes to the financial statements.

Details of the nature, application, movement and bases of allocation (including the percentage used and the profit) in respect of the statutory surplus reserve and the statutory public welfare fund are set out in notes to the financial statements.

9. Staff Pension Scheme

The Group participates in the central retirement and pension fund scheme organised by the local government. According to the scheme, the Group made an annual contribution representing 20% (in addition to a 6% contribution by the employees) of the total annual wages of employees to the aforesaid retirement and pension fund for the year 2000, out of which the pensions of the Company's retired workers are paid.

10. Sale of Staff Quarters

In accordance with the "Proposal on Further Reform of Housing Policy in Urban Areas" of the State and the "Implementation Scheme for Staff Quarters of the Jiangsu Province" of the Jiangsu Provincial Government, the Company has sold the existing staff quarters to its employees at a price determined by the State. As at 31st December 2000, pursuant to the disclosure requirements of annual report of the Hong Kong Stock Exchange, the loss on disposal of staff quarters and unamortised amount of the valuation surplus in aggregate RMB 31,866,000 have been included in the financial report of 2000. For the report prepared on the PRC Accounting Standards, the loss on disposal of staff quarters RMB 23,628,000 will less the unappropriated profit at the beginning of the year in 2001 and classified as housing working capital for the year 2000 according to the Document (Caikuai [2001] No.5) of the Ministry of Finance issued on 7th January 2001.

11. Pre-emptive Rights

Pursuant to the Articles of the Company and the laws of the PRC, the Company is not subject to any pre-emptive rights requiring it to propose new issues to its existing shareholders in proportion to their shareholdings.

12. Deposits

As at 31st December 2000, the Company did not have any back-to-back deposits with any financial institutions in the PRC and there were no fixed deposits that could not be repaid upon maturity.

13. Risk on Borrowing Rate

As at 31st December 2000, total indebtedness of the Group was RMB 626,723,000, including RMB 580,000,000 made in Renminbi and a loan from Spanish Government equal to RMB 46,723,000. The weighted average of the borrowing rate of the Company was approximately 5.55%, representing a decrease of 1.29% against that of the same period last year.

14. Income Tax

Pursuant to the document Caishui 2000 No.99 issued by the Ministry of Finance in October 2000, an enterprise shall pay an income tax at a statutory tax rate of 33% and 18% tax will be refunded thereafter. The enterprise actually bears 15% taxation. This favourable policy will remain effective till 31st December 2001. And pursuant to the document Caikuai 2000 No.3 issued by the Ministry of Finance in July 2000, the income tax will be charged before refund. An enterprise may only set off the income tax charge of the current period after the enterprise obtains the tax refund. In 2000, the Company received a income tax refund of RMB 122,627,000 from the Provincial Finance Department.

15. Code of Best Practice

The Board of Directors of the Company has not yet established an audit committee (the "Audit Committee") to review and supervise the Company's financial reporting process and internal controls pursuant to paragraph 14 of Code of Best Practice set out in Appendix 14 to the Listing Rules of the Stock Exchange (the "Code of Best Practice"). However, the Company's organisation structure has, in lieu, a Supervisory Committee which carries out functions similar to that of an Audit Committee, with the difference being that the Company's Supervisory Committee comprises five representatives (one of whom has to be an employee of the Company) who must be elected and removed in the general meeting of the shareholders. And report to the general meeting of shareholders instead of the Board of Directors, whereas an Audit Committee comprises the non-executive directors of a company. Except for this, none of the Directors is aware of any information that would reasonably indicated that the Company is, or was for any part of the period under review, not in compliance with the Code of Best Practice.

16. Board Meetings During the Reporting Period

The Company has held 5 board meetings during the year. The details of the meetings are as follows:

1) The sixteenth meeting of the Second Board of Directors held on 10th April 2000.

   The following matters were reviewed and approved at the meeting: the report of the Board of the Company of 1999; the report of Supervisory Committee, audited accounts and auditors' report; the re-appointment of Arthur Andersen and Arthur Andersen • Hua-Qiang Certified Public Accountants as auditors of the Company; determining the final dividends distribution scheme of 1999; the election of new Board of Directors and Supervisory Committee; expanding the scope of business of the Company; the entitlement of all new and existing shareholders to all accumulated profits of the Company after the issue of A shares.

2) The first board meeting of the Third Board of Directors held on 25th May 2000.

   The following matters were reviewed and approved at the meeting: the appointment of Mr. Xu Hua Qiang as the Chairman of the Third Board of Directors of the Company; the appointment of Mr. Yao Yong Jia and Mr. Lam Che Wah as the secretaries of the third Board of Directors.

3) The second meeting of the Third Board of Directors held on 14th August 2000.

   The following matters were reviewed and approved at the meeting: the proposal of appointing Mr. Zhang Yun Yuan as the director of the Company; the interim results of the Company for six months ended 30th June 2000; the announcement of nonpayment of any interim dividend to shareholders.

4) The third meeting of the Third Board of Directors held on 10th October 2000.

   The following matters were reviewed and approved at the meeting: Mr. Xu Hua Qiang's resignation to be the Chairman; the appointment of Mr. Zhang Jun Yuan as the Chairman of the third Board of Directors of the Company.

5) The fourth meeting of the Third Board of Directors held on 25th December 2000.

The following matters were reviewed and approved during the meeting: the appointment of Mr. Chen Xiang Hui as the General Manager of the Company; the adjustment to the internal administrative system of the Company; the preparation and establishment of Jianjin Modern Road and Bridge Engineering Co., Ltd; the appointment of Mr. Zhang Quan Geng as the senior advisor of the Company.

By Order of the Board



Shen Chang Quan
Chairman

Nanjing, the PRC
12th April 2001

MANAGEMENT DISCUSSION AND ANALYSIS





WTO brings forth
more commercial
and industrial

MANAGEMENT DISCUSSION AND ANALYSIS



Mr. Chen Xianghui, General Manager

(I) Summary of Results

Since Shanghai-Nanjing Expressway was open to the traffic four years ago, the Company has always been pursuing its management philosophy to conduct operation in a conservative manner by employing standardised management procedures and strict corporate governance with a focus on core businesses while developing ancillary services. During such periods, the Company transformed itself from a company of engineering construction into a company engaged in operation and management of expressways, and achieved drastic progresses as its economic performances climbed up in successive years. The number of vehicles using the Shanghai-Nanjing Expressway increased from 12,450,000 in the first year of opening to 19,950,000 in 2000, and its business expanded from management of Shanghai-Nanjing Expressway alone to operation and management of seven projects.

In 2000, the management continued to operate the Company's businesses with economic performance as the central task by strictly complying with requirements of the Board and pursuing a uniform corporate philosophy and definite objectives. The Company realised an operating revenue of RMB 1,619,637,000 for the year 2000. The revenue net of tax was approximately RMB 1,542,952,000, representing an increase of 25.04% over the previous year. The toll revenue of approximately RMB 966,312,000 from Shanghai-Nanjing Expressway accounted for 59.66% of the total revenue. The toll revenue of approximately RMB 227,249,000 from Nanjing-Shanghai Class 2 Highway and the revenue from other businesses of approximately RMB 237,941,000 constituted approximately 14.03% and 14.69% of the gross revenue respectively. The toll revenue from Nanjing Section of Nanjing-Lianyungang Highway, Guangjing and Xicheng Expressways were approximately RMB 53,884,000, RMB 56,323,000 and RMB 77,928,000 respectively, representing approximately 3.33%, 3.48% and 4.81% of the total revenue respectively. The return on the Company's investment in Jiangsu Kuailu Express Bus Co. and Yicao Highway Co. and on other investments amounted to approximately RMB 9,305,000, RMB 11,516,800 and RMB 13,359,600 respectively. In accordance with the accounting standards adopted in the PRC, the profit after taxation was approximately RMB 691,487,000, earnings per share amounting to RMB 0.137; and according to the IAS, the profit after taxation was approximately RMB 688,306,000, earnings per share amounting to RMB 0.141.

The main reasons for the increase in profit of the Company during the period are as follows:

(1) Steady growth in traffic volume of Shanghai-Nanjing Expressway, with the toll revenue increasing by approximately 10.8% over the previous year to approximately RMB 966,312,000;

(2) Guangjing Expressway and Xicheng Expressway performed well in 2000 with high growth rate in traffic volume;

(3) Nanjing Section of Nanjing-Lianyungang Highway, the newly acquired assets, a new profit contributor to the Company in 2000 with annual toll revenue of RMB 53,884,000 for the same year;

(4) Good quality of the highways, strict and scientific management, effective control of highway maintenance expenditure and operational management costs.

Composition of Gross Revenue of the Group in the year of 2000



Financial Cost 2.20%
Taxation on Revenue 4.69%
Other Business Expenses 13.45%
Operation Cost other than Depreciation and Amortization 12.74%
Depreciation and Amortization of Fixed Assets 18.48%
Operation Profit 48.44%

(II) Business Review

1. Core Assets - Shanghai-Nanjing Expressway

Steady growth in traffic volume, continued increase in revenue from core businesses

In 2000, the economy of Jiangsu Province maintained rapid development. Foreign trade at provincial level also sustained high growth while social needs underwent full recovery. Compared with 1999, the gross domestic product ("GDP") of Jiangsu Province for the year 2000 grew by approximately 10.6%, imports and exports by 46% and the turnover for highway freight and passenger traffic by 6.6% and 7.3% respectively. Sustained and steady growth in the economy of the PRC and Jiangsu Province provides favourable macroeconomic environment for Shanghai-Nanjing Expressway's two-digit increase in traffic volume even though it had been put into operation for five years. In 2000, the aggregate number of vehicles using the expressway was approximately 19,950,000. The distance weighted average daily traffic volume of the expressway in 2000 was 18,087 vehicles, representing an increase of approximately 11.4% over 1999. The aggregate toll revenue for 2000 was approximately RMB 966,312,000, with a daily toll revenue of RMB 2,640,300, representing an increase of 10.5% over the previous year. According to an analysis based on the correlation data set out in the following table, the average daily toll revenue during the period from July to December 2000 increased by

Continuous Good Performance of Non-core Businesses

In 2000, whilst concentrating on its core business of toll roads, the Group also continued to expand its non-core businesses by fully utilising resources along the highways, diversifying business lines and strengthening its assessment of economic performance, resulting in satisfactory results. At the end of 2000, the Company established an operation and development company without separate legal entity status to undertake exploitation and expansion of its non-core businesses for better economic performance. The total revenue from non-core businesses of the Company in 2000 amounted to approximately RMB 237,941,000 representing an increase of approximately 49.91% over the previous year. Out of the total revenue, emergency service amounted to approximately RMB 7,038,000, the revenue from petrol sales amounted to approximately RMB 148,288,000, advertisements along highways amounted to approximately RMB 11,148,000, catering amounted to approximately RMB 61,912,000. Other maintenance service amounted to approximately RMB9,555,000.

Setting up a Perfect Maintenance System for Maintenance of High Road Quality

The Company has established a sound quality maintenance system, combing daily maintenance and maintenance on special projects. The system focus on maintenance, repair any damages as soon as possible and reinforce the roads of poorer quality, ensuring a good condition road rate of above 95%. With a view to building up a status as demonstration highway for Nanjing-Shanghai Class 2 Highway, the Company improved the road condition is some parts of the highway of poorer condition, ensuring a good condition road rate of 90%. Recently, the Company and the relevant research institution jointly conduct researches on road maintenance technology, using new materials and technique, so as to improve the maintenance quality and acquire the necessary technology for future repair and ensure the expressways are in good condition during their estimate life.

Strengthening Road Management for Safer and More Accessible Roads

The Company adopted international state of art facilities and technology to improve and enhance toll collection, communication and surveillance systems, and set up fundamental a three-level service and maintenance network to lead the industry in the domestic market. In respect of communication, a real time telephone inquiry system for road condition has been installed, enabling drivers to be informed of the traffic conditions before starting off, and erasable bill boards along highways were better exploited to publicise and release road safety and traffic information to ensure traffic safety by managing and directing vehicles on roads.

2. Other Roads Attached to the Company

Average Daily Traffic Volume Statistics in 2000

vehicles/day

Period	Nanjing-Shanghai Class 2 Highway	Nanjing Section of Nanjing-Lianyungang Expressway	Guangjing Expressway	Xicheng Expressway	Jiangyin-Yangtze Bridge
1st quarter	38,241	10,864	7,288	7,766	12,675
2nd quarter	43,497	11,038	8,688	9,186	14,391
3rd quarter	44,768	10,269	9,845	9,442	14,911
4th quarter	42,891	10,413	10,064	9,448	14,659
Average for the whole year	42,357	10,644	8,977	8,963	14,162
Average Annual Increase/decrease(%)	(1.29)	3.91	[illegible]	[illegible]	[illegible]

Average Toll Revenue Statistics in 2000

RMB'000/day

Period	Nanjing-Shanghai Class 2 Highway	Nanjing Section of Nanjing-Lianyungang Expressway	Guangjing Expressway	Xicheng Expressway	Jingyin-Yangtze Bridge
1st quarter	554.1	149.9	124.4	178.7	401.4
2nd quarter	650.7	151.4	147.7	213.2	465.9
3rd quarter	655.2	140.2	168.8	230.2	496.0
4th quarter	623.2	146.5	174.3	229.2	479.2
Average for the whole year	620.9	147.2	153.9	212.9	460.8
Average Annual Increase(%)	(4.08)	(2.58)			

Nanjing-Shanghai Class 2 Highway

In 2000, some improvements were achieved in the operation of Nanjing-Shanghai Class 2 Highway after a considerably large-scale maintenance in 1999 which significantly enhanced the road quality, driving safety and comfort. The average daily traffic volume for Nanjing-Shanghai Class 2 Highway in 2000 was 42,357 vehicles, representing a drop of 1.29% over the previous year, a reduction of 3.71% in the rate of decrease than that of 1999. With the steady improvement of road network in the surrounding regions along Nanjing-Shanghai Class 2 Highway and the Company's efforts in the research and implementation of the open toll system, the reduction in toll revenue for Nanjing-Shanghai Class2 Highway is expected to be under controlled to some extent.

Nanjing Section of Nanjing-Lianyungang Highway

At the end of 1999, the Company completed the acquisition of the toll operating rights of the Nanjing Section of Nanjing-Lianyungang Highway for thirty (30) years. The total toll revenue in 2000 for the Highway amounted to approximately RMB 53,880,000, contributing to the growth in the Company's profit. As a result of the reconstruction Nanjing-Nantong Highway to broaden the Highway and the closure of Nanjing Yangtze Second Bridge for paving, there was a low-level traffic volume on the Nanjing Section of Nanjing-Lianyungang Highway in the third quarter of 2000, with changes in vehicles composition, the aggregate toll revenue for 2000 decreased by 2.58% as compared with 1999. The traffic volume for the highway has been gradually recovering after completion of the projects. As an important road section of the cross river bridge accessing to the northern part of Jiangsu Province in Nanjing, Nanjing Section of Nanjing-Lianyungang Highway is estimated to achieve certain growth in traffic volume upon completion of Nanjing Yangtze Second Bridge and its opening to traffic by the end of March 2001.

Guangjing Expressway

Since the opening of Guangjing Expressway to traffic in September 1999, the traffic volume on the highway has been continuing to grow rapidly. In 2000, vehicles using Guangjing Expressway numbered 5.36 million with the distance weighted average daily traffic volume of 8,977, representing an increase of 20.15% over the previous year, and the average daily toll revenue amounted to RMB 153,900, representing an increase of 20.53% over the previous year. In December 2000, the whole Beijing-Shanghai National Trunk Highway opened to traffic connecting Beijing and Shanghai. As an integral section of such a major trunkway, Guangjing Expressway reached RMB 179,200 in December representing an increase of approximately 44.28% over the previous year. The rapid growth of traffic volume on Guangjing Expressway is expected to continue in 2001.

Xicheng Expressway

Since the opening of Xicheng Expressway to traffic in September 1999, the traffic volume and toll revenue of the highway has been growing. In 2000, vehicles using Xicheng Expressway numbered 6.94 million with an annual distance weighted average daily traffic volume of 8,963, and the average daily toll revenue amounted to RMB 212,900, representing an increase of approximately 14.53% over the previous year. In December 2000, the whole Beijing-Shanghai National Trunk Highway opened to traffic. As an integral section of such a major trunkway, the average daily toll revenue of Xicheng Expressway reached RMB 234,900, representing a considerable increase of approximately 31.82% over the previous year. The considerable increase is expected to continue in 2001.

Jiangyin-Yangtze Bridge

Since the opening of Jiangyin-Yangtze Bridge to traffic in September 1999, the traffic volume of the bridge has been steadily increasing. In 2000, the average daily vehicles using Jiangyin-Yangtze Bridge numbered 14,162, and the average daily toll revenue amounted to RMB 460,800, representing an increase of 1.81% over 1999. After the Beijing-Shanghai National Trunk Highway was opened to traffic in December 2000, the traffic volume for Jiangyin-Yangtze Bridge grew rapidly by approximately 16.18% over the same period of the previous year. As "the main traffic artery along Yangtze River" in east China and an integral part of Beijing-Shanghai National Trunk Highway, Jiangyin-Yangtze Bridge is sure to have great growth potential in traffic volume for its unique position. The Standard toll of the bridge will be adjusted with an average increase of approximately 35% commencing with effect from February 2001, and it is estimated that the toll revenue from the bridge will increase substantially in 2001, which will bring new profit growth to the Company.

(III) Problems and Difficulties in Business Operation and Solutions

As the state macroeconomic regulation policies continue to favour infrastructure projects, the Company achieves steady growth in operating revenue by capitalising on its edges in infrastructure projects and scientific and sound internal management, and has not suffered any material problems and difficulties in its operations up to now.

(IV) A Comparison between the Company's Realised Profit and Profit Forecast

In accordance with accounting standards adopted in the PRC, the Group realised a profit of RMB 691,487,000 in 2000(including financial tax refund income of RMB 122,627,000); the figure is RMB 568,859,000 if the financial tax refund is excluded, representing 96.82% of the forecasted profit of RMB 587,521,000 prepared for purpose of A share Issue prepared by the Company.

(V) Information on investments of the Company

Acquisition of 17.83% equity interest in Jiangsu Yangtze Bridge Co., Ltd.

In accordance with to the undertaking made in the A share prospectus of the Company, the Company acquired 17.83% equity interest in Yangtze Bridge from Communications Holding for a total consideration of RMB 472,670,218 on 29th December 2000. Details of the transaction has been disclosed in the circular dated 29th April 1999 and was approved by independent shareholders at the general meeting held on 18th June 1999.

Yangtze Bridge Company was incorporated on 31st December1992 pursuant to an approval by Jiangsu Provincial Structural Reform Commission (SuTiSheng No. 1992 142) with a total investment of RMB 3,374,000,000 and a registered capital of RMB 1,200,000,000 and is mainly engaged in construction, maintenance and management of Jiangyin-Yangtze Bridge and other traffic infrastructures. Currently, the company's share capital is 2,137,248,000 shares.

Jiangyin-Yangtze Bridge is a long span steel suspension bridge over the Yangtze River, with main span of approximately 1,385 meters, the longest in China and the fourth longest in the world, south and north ramp bridges of approximately 168 meters and 1,518 meters respectively, and its total length upon completion is approximately 3,071 meters. As a dual six-lane toll bridge, it has a design speed of vehicle of 100 km/h, design traffic volume of approximately 60,000 vehicles per day. The bridge was completed and opened to traffic on 28th September 1999.

Jiangyin-Yangtze Bridge is the common access to Beijing-Shanghai Expressway and other major highways. Yangtze Bridge will gain material benefit from flourishing traffic development as a result of tremendous traffic potential of Jiangyin-Yangtze Bridge for its unique position. Equity participation into Yangtze Bridge will bring considerable investment return. Completion and opening to traffic of the bridge will significantly boost the traffic volume on Wuxi to Shanghai section of Shanghai-Nanjing Expressway as well as those of Xicheng Expressway and Guangjing Expressway.

As at 1st January 2001, the Company became the third largest shareholder of Yangtze Bridge, holding 381,185,660 shares, i.e. 17.83% interest of such company.

(VI) Business Development Plan for the New Year

In 2001, the Company's management will conduct a comprehensive review of its over four years' performance, adjust and improve the Company's management system and operation mechanism, so as to perfect the Company's operation policies and management systems, standardise its daily operations and enhance its efficiency.

With Economic Efficiency as the Core, Strengthen Management on Toll Collection

In 2001, the international economic environment will continue to be favourable, and domestic macroeconomy will achieve sustained growth. Upon the PRC's entry into the WTO, and the subsequent expected increase in import/export trade volumes, coupled by improved accessibility of provincial expressway networks, there will be a significant growth in the traffic volume on the various expressways and highways of the Company. The Company shall seize every opportunity to promote economic efficiency by enhancing management and inspection, conducting studies and taking effective measures to tackle problems arising from the toll collection, and to ensure a stable revenue growth from the core businesses through toll rate adjustment in 2001.

Persistence in Research, Continued Injection of Quality Assets

Negotiation will be held with the vendor with a view to acquire additional shareholding in Jiangsu Yangtze Bridge Company. Feasibility study on relevant projects, and continue to participate in or acquire traffic infrastructure and toll road projects in Jiangsu Province, open new sources for profit growth to inject new blood for development of the Company and further expand its asset scale. Recently, the Company plans to acquire Suzhou-Jiading-Hangzhou Expressway and is conducting research on the project.

Exploit Existing Resources and Expand Non-core Businesses

The Company has founded an operation and development company without separate legal entity status to engage in exploring and developing non-core businesses of the Company. Such company will, on the basis of feasibility study and investment efficiency analysis, expand the existing advertising and catering businesses; exploit the abundant resources in regions along the highways and continue to develop non-core businesses to enhance the profitability of the Company; capitalise on the resource superiority, existing hi-tech of the three systems and optical fibers installed along the central partition areas of the highways, and to actively participate in the investment in transportation industry related hi-tech projects; and take full advantages of the two financing channels of both domestic and international capital markets providing strong support to the future development of the Company.

Reinforce Road Maintenance and Management for High Road Quality

The Company continues its guideline of taking road quality as the key consideration. With the maintenance policy of "precautions coupled by services", the Company will further improve its various maintenance and management systems, develop maintenance technology research, fully promote its maintenance supervision mechanism, and strengthen dynamic management of project conservation. From now on, the Company will emphasise maintenance of road surface and bridge structures, improve maintenance level and reduce maintenance costs by leveraging on technology progress and scientific management so as to sustain high road quality and provide vehicles with favourable driving conditions.

Standardising the Company's Internal Management, Enhancing Its Governing System under Legal Person

In order to improve the Company's competitive edge, in 2001, the Company will further its reform, set up sound corporate management structure of legal person governance, promote system innovation, management and technology innovation, strengthen the Company's internal management, exercise strict control over income and expenses budget, reinforce financial management and audit supervision, establish employment system, personnel system and distribution system within the Company in compliance with modern enterprise system, fully motivate the initiatives of the management and employees and recruit more professionals.



Chen Xianghui
General Manager

Nanjing, the PRC
12th April 2001

REPORT OF THE SUPERVISORY COMMITTEE

(I) Supervisory Committee Meeting during the Report Period

The Company held the 1st session of the Third Supervisory Committee Meeting on 25th May 2000 at Jiangsu Communications Building, 69 Shigu Road, Nanjing. Attendances include Mr. Zhong Zhang Wan, Jia Da Kang, Geng Liu Yu, Wu Zan Ping and Xing Guo Qiang, Supervisors of the Company and Mr. Yao Yong Jia, Company Secretary of the Company.

All Supervisors attending the meeting unanimously resolved to elect Mr. Zhong Zhang Wan as the Third chairman of the Supervisory Committee to supervise the routine work of the Supervisory Committee.

(II) Report of the Supervisory Committee

To: All shareholders

Pursuant to the Company Law of the People's Republic of China and the Articles of Association of the Company, the Supervisory Committee of Jiangsu Expressway Company Limited has faithfully discharged its duties during the year 2000 in respect of the management, operation, cost-effectiveness and development of the Company as prescribed by the Articles of Association of the Company for the purpose of safeguarding the lawful interests of the Company and its shareholders, within the framework as laid down by the laws and regulations and the Listing Rules. We attended Board meetings and work meetings of the General Manager, took part in major activities of the Company and exercised to the fullest and widest extent effective supervision on the management behavior of the Company's directors, management and senior executives as well as the decision-making practices of the Company. We put forward our independent opinions to the following matters:

1. Operating status according to laws and regulations

We consider the Company's directors and senior management have complied with the requirements as stipulated in relevant laws and regulations, the Company's Articles of Association and the Listing Rules in their daily management practices, discharged their duties, complied with relevant requirements of Shanghai Stock Exchange, Stock Exchange of Hong Kong and CSRC, established comprehensive internal control system, and had operated in an active, cautious and diligent manner, bearing in mind the best interests of the Company. We also consider the Company's process of decision-making is lawful and effective.

During the year, the Company was not involved in any material litigation or proceedings. All directors and managers had operated in strict compliance with practices governing listed companies and their management practices are in line with national laws and regulations, the Articles of Association of the Company and the interests of its shareholders. We have found none of their acts in breach of the laws and regulations and the provisions of the Articles of Association of the Company or infringing the interests of the Company or its shareholders when discharging their duties.

2. Financial conditions of the Company

We have reviewed the director's report and Report of General Manager, as well as the 2000 financial statements and the dividend distribution scheme submitted to the general meeting for approval. We are of the view that the financial payments position and operating results of the Company are fairly and correctly reflected and that all the expenses are reasonable. The distribution of dividend is in the interest of local and overseas shareholders as well as the long-term development of the Company and is made after the allocation of surplus and public welfare fund according to relevant laws, regulations and the Articles of Association of the Company. We are satisfied with the results of the year 2000.

The Supervisory Committee endorsed the 2000 Audit Report of the Company and the Group by Arthur Andersen & Co. for submission to the general meeting. The financial data in the Report fairly and correctly reflected the true situation of the Company.

3. **Use of proceeds**

We consider that the Company has been actively involved in the acquisition of shares in Yangtze Bridge as set out in the prospectus, after A share issue was successfully launched. As at 31st December 2000, RMB472,670,218 was used to acquire 17.83% equity interest in Yangtze Bridge, while the balance will be further used to acquire 2.17% equity interest in Yangtze Bridge. We have not noticed any of the proceeds being utilized for any other investment project or the any change to the amount. The acquisition procedures were undertaken in compliance with laws and regulations.

4. **Acquisition and disposal of assets**

We believe that the acquisition of shares in Yangtze Bridge is in strict compliance with resolutions of the general meeting and is not in breach of any resolution nor prejudices interests of any shareholder or asset of the Company.

5. **Connected Transactions**

We consider that all contracts, agreements and other documents relating to connected transactions during the year have been properly disclosed by the Company. Such contracts and agreements are at arm's length and in compliance with requirements of laws without prejudicing interests of the Company or its shareholders. The signing and approving procedures also comply with requirements of laws. With respect to any connected transaction of which the controlling shareholder of the Company or Communications Department of Jiangsu Province (the previous direct investor of the Company) is a party, the Company has taken necessary actions as required by Regulations Governing Connected Transactions accordingly so as to protect the interests of minority shareholders.

The members of Supervisory Committee understanding the significant events and management operation of the Company well, making timely operation and management analysis as well as providing reasonable proposals on management, operation, new projects development and various reform measures for strategic consideration of the Company's senior management, thus ensuring the scientific and systemized policy decision of the Company to enhance the Company's economic benefits.

The Supervisory Committee would like to express the sincere thanks to the concern and support which the shareholders have been giving to the Company, and to the trust towards the Supervisory Committee. The members of Supervisory Committee pledge to conscientiously render our duties and effectively supervise the Company for the benefit of the Company to protect the interests of shareholders, and to provide satisfactory returns to the shareholders.

By order of the Supervisory Committee

Zhong Zhang Wan
Chairman of the Supervisory Committee

Nanjing, the PRC
12th April 2001

MANAGEMENT AND STAFF

(I) Directors, Supervisors and Senior Management

1. Directors

Executive Directors

Mr. Shen Chang Quan, born in 1948, economist, is the chairman of the Board of Directors of the Company. Mr. Shen had been the head and the secretary general of Wu County since 1981, and a deputy mayor of Suzhou city since 1992. He was in charge of city and communication construction of Suzhou city for a long time and is responsible for the construction of the Suzhou City New Technology Development Zone from 1992 to 1997. He has extensive experience in engineering and management. He has been the chairman of the board of Jiangsu Communications Holding Ltd since January 2001.

Mr. Zhou Jian Qiang, born in 1953, senior economist and senior engineer, graduated in 1985 with a master's degree, is a director of the Company. Mr. Zhou had been a director of Jiangsu Provincial Planning Economy Committee since 1985, and a deputy general manager of Jiangsu ITIC in 1997; deputy director of Jiangsu Provincial Planning Economy Committee in 1999; and vice chairman and general manager of Jiangsu Communications Holding Ltd. since January 2001. Mr. Zhou has been involved in investment management, finance and securities for a long time, and has extensive experience in operation and management.

Mr. Zhu Yao Ting, born in 1941, senior accountant, a director of the Company. He graduated from Shanghai Navigation Institute, majored in finance accounting. Mr. Zhu had been a director of Treasury Department when he worked for the Communications Department between April 1963 and October 1993, and thereafter he worked for Huajian Transportation Economic and Development Center. He is currently the General Manager of Huajian Transportation Economic and Development Center, the chairman of the Supervisory Committee of Huabei Expressway Co., Ltd., a vice chairman of Guangsui Wazhou Communications Co., Ltd., and a vice chairman of Jiangsu Yangtze Bridge Company Limited.

Mr. Chen Xiang Hui, born in 1963, university graduate, senior engineer, is a director and General Manager of the Company and the chairman of the Board of Jiangsu Guangjing Expressway Co., and Jiangsu Xicheng Expressway Co., Ltd. and deputy director of Jiangsu Yangtze Bridge Company Limited. Mr. Chen was the deputy director of Project Quality Surpervisory Section of Jiangsu Communications Department and a director of Ninglian Ningtong Management Office. Mr. Chen has been involved in communication construction and management for a long time, with over 10 years of experience in communication construction and management.

Mr. Li Da Peng, born in 1953, tertiary educated, economist, is a director and Deputy General Manager of the Company. Mr. Li joined the Company in January 1996. He was once deputy head of the Communications Design and Planning Institute of Jiangsu Province and the chairman of the board of Directors of Kuailu Co. and general manager of Jiangsu Xicheng Expressway Co., Ltd. Mr. Li has over 20 years of experience in economic and transport management.

Mr. Liu Bu Cun, born in 1950, university graduate, economist, is a director and Deputy General Manager of the Company. Mr. Liu joined the Company in August 1992. He was once a deputy director of the general office of the Communications Department of Jiangsu Province, and deputy director of the Jiangsu Expressways Command Office and general manager of Jiangsu Guangjing Expressway Co. He has over 20 years of experience in legal and economic management.

Ms. Fan Yu Shu, born in 1952, tertiary educated, accountant, is director of the Company and director of the Finance Department of Jiangsu Communications Holdings Limited. Ms. Fan was a manager of Transportation Business Department of Jiangsu Leasing Company, a vice manager of Jiangsu Communications Investment Corp, etc. She has 20 years of experience in finance and accounting management.

Mr. Cui Xiao Long, born in 1961, university graduate, accountant, is a director of the Company. Mr. Cui had been working in Jiangsu Communication Department since 1984. He was the section chief of Finance Division and the deputy general manager of Jiangsu Communications Investment Corp. Mr. Cui is deputy director of Investment and Development Division, Jiangsu Communications Holding Ltd, Ltd.; a director of Jiangsu Yangtze Bridge Company Limited; the deputy secretary general of Communications Enterprise Association of Jiangsu Province, etc. He has over 10 years of experience in corporate management and finance management.

Mr. Wang Zheng Yi, born in 1958, university graduate, senior engineer, is a director of the Company and the chairman of Jiangsu Communications Construction Group. Mr. Wang was once a deputy head of the Communications Design and Planning Institute of Jiangsu Province and a deputy general manager and chief engineer of Jiangsu Province Communications Department's joint venture in Madagascar. He has around 20 years of experience in road designing, construction and management.

Independent Non-executive Directors

Ms. Cheng Chang Yung Tsung, Alice, born in 1932, is an independent non-executive director. She was a member of the Preparatory Committee for the Hong Kong Special Administrative Region, and a Standing Committee member of the National Committee of the Chinese People's Political Consultative Conference, the advisor on Hong Kong affairs for the Hong Kong & Macau Affairs Office and the Xinhua News Agency (Hong Kong Branch) and the chairman of the Business Enterprise Management Centre of the Hong Kong Management Association. She is also the managing director of Taching Petroleum Co. Ltd., China the Senior Advisor for Telefonaktiebolaget LM Ericsson and the senior advisor for both Volvo Car International AB and ADTrans China. Ms. Cheng has decades of experience in business development and investment. Ms. Cheng has been awarded Commander of the Royal Order of the Polar Star, Kingdom of Sweden by King Carl Gustav XVI of Sweden.

Mr. Fang Keng, born in 1939, originated from Shanghai, graduated from Massachusetts Institute of Technology with a Chemical Engineering Master's degree in 1960s, is an independent non-executive director of the Company and the chairman of the Board of 香港肇豐針織有限公司, a non-executive director of Hong Kong and Shanghai Banking Corporation Ltd., and a committee member of the National Committee of the Chinese People's Political Consultative Conference. He also undertakes many other key positions in industrial or commercial associations and public service institutes, such as the chairman of Hong Kong Productivity Council, chairman of 香港菲臘牙科醫院管理局, Nominal President of 香港紡織業聯合會, Nominal President of 香港羊毛化纖針織業廠商會 and a committee member of the Consultative Conference of Textile Industry.

2. Supervisors

Mr. Zhong Zhang Wan, born in 1943, tertiary educated, is the chairman of the Supervisory Committee and the Manager of the Securities Investment Department of the Company. Mr. Zhong joined the Company in August 1992. He was a deputy manager of the Jiangsu United Transport Company, and a deputy director of the Business Development Department of the Jiangsu Expressways Command Office and a deputy director of the Securities Department of the Company. He has considerable experience and in economic management and has been involved in investment, securities financing since joining the Company in 1992.

Mr. Jia Da Kang, born in 1943, university graduate, senior engineer, is a supervisor and Manager of the Assets Management Department of the Company. Mr. Jia joined the Company in October 1996. He was a deputy director and director of the Jiangsu Highways Bureau, a deputy director of Jiangsu Mariners and Highway Transport Union, and a member and secretary-general of the Jiangsu Communications Engineering Institute and the head of the Road Administration Department of the Company. He has been engaged in economic management and transport management for almost 30 years.

Mr. Xu Yang, born in 1972, university graduate, is a supervisor of the Company and a deputy director of Jiangsu Communications Holdings Limited. Mr. Xu had been in Armed Police Jiangsu Headquarter Jiangsu Point Constable Team and Jiangsu Communication Department Political Division. He has been engaged in administration, transportation and economic management for many years.

Mr. Du Wen Yi, born in 1963, senior economist, is a supervisor of the Company. Mr. Du graduated from Economic Department of Xi'an Communications & Roads University, majoring in Management. He had worked for the Finance and Accounting Teaching and Research Section of Jiangsu Nanjing Communications School and Communications Design and Planning Institute of Jiangsu Province since 1983. He was once a director of Financial Information Office and a financial adviser of 江蘇偉信工程咨詢公司 (a sino-foreign joint venture). Mr. Du has been a deputy director of the Finance Department of Jiangsu Communications Holdings Limited since October 2000 and a supervisor and the chairman of the Supervisory Committee of Jiangsu Yangtze Bridge Company Limited.

Ms. Ma Ning, born in 1956, tertiary educated, accountant, is a supervisor of the Company and the deputy manager of Administration and Human Resources Department of Huajian Transportation Economic and Development Center. Ms. Ma had been an accountant of the finance department since she worked for Communications Department in 1975 and an accountant in China Association of Navigation since January 1990. She has been working for Huajian Transportation Economic and Development Center since June 1994 and is now a departmental deputy manager.

3. Senior Management

Mr. Yao Yong Jia, born in 1964, master, senior engineer, is the Secretary to the Board of Directors. Mr. Yao joined the Company in August 1992. He was a section chief of Communications Design and Planning Institute of Jiangsu Province and the Jiangsu Expressways Command Office and the Securities Department of the Company. He has over 10 years of experience in project management, investment analysis, financing and securities etc.

Mr. Lam Che Wah, Danny, born in 1964, is the Secretary to the Board of Directors in Hong Kong. Mr. Lam is a member of the Institute of Chartered Secretaries and Administrators of United Kingdom and Hong Kong Institute of Company Secretaries, and is the Secretary of the Company responsible for observance of the relevant regulations in Hong Kong. He is also the Company Secretary of the Company in Hong Kong, the receiver for the acceptance of service of process and notice, and an employee of Richards Butler, the Hong Kong legal adviser of the Company.

Mr. Geng Liu Yu, born in 1952, tertiary educated, economist, the Assistant to the General Manager and the Manager of Human Resources Department of the Company. Mr. Geng joined the Company in October 1996. He was an officer of the Labor and Management Department of Jiangsu Xinhua Shipyard, a deputy director and director of the Labour and Management Section of the Political Department under the Communications Department of Jiangsu Province and a deputy director of the Personnel and Human Resources Department of the Company. He has been involved in economic management and personnel matters for more than 20 years.

Mr. Wu Zan Ping, born in 1964, university graduate, senior engineer, the Assistant to the General Manager and the Manager of the Engineering and Technology Department of the Company. Mr. Wu joined the Company in August 1992. He was a deputy director and director of the Jiangsu Expressways Command Office and a deputy director of the Engineering and Technology Department of the Company. He has been involved in the management of transportation projects for more than 10 years.

Ms. Liu Wei, born in 1956, tertiary educated, accountant, is the Manager of the Finance Accountant's Department of the Company. Ms. Liu joined the Company in August 1992. She had been the deputy section chief of the Planning Division of the Communications Department of Jiangsu Province, the person-in-charge of the Finance Department of the Jiangsu Roads & Bridges Construction Co. and the section chief of the

Finance Division of the Jiangsu Expressways Command Office and a deputy division chief of the Finance Department of the Company. She has been working in the economic and financial management for 20 years and has extensive experience in the areas.

4. Directors' and Supervisors' Emoluments

The aggregate annual salary of the Directors and the supervisors amounted to RMB2,130,000.

(II) Number, Specialty and Education of the Staff and Number of Retired Staff

The Company has a regular staff of 1,561, among whom there are 6 masters, 105 university graduates, 278 tertiary educated, 238 vocational educated and 934 senior high school or lower educated; the Company has 312 technicians, among whom there are 20 senior technicians, 95 junior technicians and 197 primary technicians.

As at 31st December 2000, the Company has 3 retired employees.

MAJOR EVENTS

(I) Material Litigation

The Company has not been involved in any material litigation, arbitration or administrative punishment during the period. As at 31st December 2000, no litigation or arbitration or administrative punishment of material importance is to be pending or threatened against the Company.

(II) Regulatory Punishment against the Company, any of its Directors or Officers

There was no regulatory punishment imposed against the Company, any of its directors or Officers during the period.

(III) Change of General Manager

Mr. Chen Xiang Hui was appointed as the General Manager of the Company at the Fourth Session of the Third Board Meeting on 25th December 2000.

(IV) Connected Transactions of Material Importance

1. Major related parties of the Company:

(1) Communications Holding Ltd., the controlling shareholder of the Company, Jiangsu Communications Construction Group Company Limited (formerly named as Jiangsu Roads & Bridges Construction Co.), promoter of the Company and Jiangsu Communications Project Company;

(2) Yangtze Bridge Company Limited, Wuxi Aibang Highpolymer Co., Ltd. and Jiangsu Quanfu Guest House, subsidiaries of Communications Holding;

(3) Jiangsu Xicheng Expressway Co., Ltd., Jiangsu Guangjing Expressway Co., Ltd., Jiangsu Kuailu Express Bus Co., Ltd. and Yixing Yicao Highway Co., Ltd. being subsidiaries associated companies of the Company.

2. Major Connected Transactions

During the year ended 31st December 2000, the Company had been engaged in following the connected transactions:

(1) Long-term bank borrowings of approximately US$5,643,400 (equivalent to approximately RMB 46,723,000), bearing interest rates of 1% and 6.77% per annum respectively, was guaranteed by Communications Holding Ltd.

As at 31st December, 2000, the Company had banking facilities of approximately US$9,800,000 (equivalent to RMB 81,140,000) to finance the purchase of imported equipment and technology. Unused facilities as at 31st December, 2000 amounted to approximately US$3,741,000 (equivalent to RMB 30,979,000). These facilities were guaranteed by Communications Holding Ltd.

(2) The Company participated in the construction of the Jiangsu Communications Building carried out by the Jiangsu Department of Communications. The Company had paid RMB32,400,000, as returns for which the Company moved into the invested floor space of the building as its office in 1998. As at 31st December 2000, due to the ownership formalities still under process, the Company has yet to obtain the ownership rights certificate of the floor space.

(3) Pursuant to an agreement dated 8th April, 1999 between the Company and Communications Holding Ltd., the Company acquired 381,185,660 shares of Yangtze Bridge Company Limited representing 17.83% of its registered capital, from Communications Holding Ltd. at a consideration of RMB 472,670,218. The acquisition was completed on 29th December, 2000.

(4) The Company entered into a contract entitled "Contract on Management Of Operation And Maintenance Of Nanjing Section Of Nanjing-Lianyungang Expressway" (南京至連雲港公路南京段公路委託營運養護管理合同) with Road Management Office on 8th April 1999, pursuant to which, Road Management Office was entrusted by the Company for the management of operation and maintenance of Nanjing Section of Nanjing-Lianyungang Expressway, and the Company shall charge 17% of aggregate toll revenue of the Section each year. The charge in 2000 was RMB 9,187,000.

(5) Pursuant to the main contractor's contracts entered into between Jiangsu Xicheng Expressway Co., Ltd. and Jiangsu Guangjing Expressway Co., Ltd. with Wuxi Expressway Command Office and Taizhou Guangjing Expressway Command Office, respectively , the contractors have undertaken the construction of the Xicheng Expressway and Guangjing Expressway at the fixed cost of RMB1,750,000,000 and RMB750,000,000 respectively. Xicheng Expressway and Guangjing Expressway commenced operations on 28th September, 1999.

The contracts, agreements and other documents relating to the above connected transactions have been properly disclosed by the Company. Such contracts and agreements are at arm's length and in compliance with requirements of laws without prejudicing interests of the Company or its shareholders. The signing and approving procedures are also complying with requirements of laws. The Company has taken necessary actions so as to protect the interests of minority shareholders in respect of the transactions with connected persons.

Having reviewed the above related transaction, the Independent Non-Executive Directors of the Company confirmed:

a. the transactions have been entered into by the Company in the ordinary and normal course of its business;

b. the transactions have been entered into either: (1) on normal commercial terms (which expression will be construed by reference to transactions of a similar nature and to be made by similar entities within the PRC); or (2) where three is no available comparison, on terms that are no less favourable than terms available to third parties.

c. The transactions are fair and reasonable so far as the shareholders of the Company are concerned.

(V) Corporate Independence

The Company and its controlling shareholders have introduced corporate independence in relation to personnel, assets and financial management.

(VI) Appointment and Dismissal of Public Accountant

Arthur Andersen & Co (Hong Kong) and Arthur Andersen • Hua-Qiang Certified Public Accountants have been reappointed as the auditor of the Company.

(VII) Other Material Contracts (including guarantees, etc.) and Implementation

As at 31st December 2000, the contracts being implemented or to be implemented by the Company, which are of material nature, include:

1. In respect of the loan contracts (being executed) between the Company and the relevant bank respectively with amount of RMB626,723,400, RMB 46,723,400 guaranteed by Communications Holding. The major contract thereof was the reloan agreement entered into by the Company (borrower) and Bank of China Jiangsu Branch (loaner or "reloan bank") in Nanjing on 15th October 1998, pursuant to which: (1) amount granted and its use: the loan set out in the agreement shall be used to satisfy US$9,804,269.50 as the foreign exchange of the aggregate contractual amount of the commercial contract between China Import and Export Co., Ltd. and exporter INDRASCA, S.A in respect of the equipment and technology for Shanghai-Nanjing Expressway; (2) tenure: subject to "Foreign Loan Agreement", in terms of the loan, amount comprising governmental shares shall be applicable within 12 months after effectiveness of the commercial contract, and its initial repayment shall be made on 16th January 2007. The tenure of the loan shall be 30 years, among which grace period shall be 10 years and repayment period shall be 20 years. The loan shall be repaid every half year on equal basis in 40 installments; amount comprising buyer's credit shares shall be applicable within 10 months after effectiveness of the commercial contract, and its initial repayment shall be made not later than July 1999. The tenure of the loan shall be 7 years. The loan shall be repaid every half year on equal basis in 14 installments.

2. The Company entered into a contract entitled "Contract on Management Of Operation And Maintenance Of Nanjing Section Of Nanjing-Lianyungang Expressway" (being executed) with Road Management Office on 8th April 1999, pursuant to which, Road Management Office was entrusted by the Company for the management of operation and maintenance of Nanjing Section of Nanjing-Lianyungang Expressway, and the Company shall charge 17% of aggregate toll revenue of the Section each year. The amount paid during 2000 total RMB 9,186,761.

NOTICE OF THE ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN by the Board of the Company THAT the Annual General Meeting for the year 2000 will be held at Jiangsu Communications Building, 69 Shigu Road, Nanjing, the PRC at 9:00 a.m. on Friday, 8th June 2000 for the following purposes:

1. THAT the annual report of the Board for the year ended 31st December 2000 be reviewed and approved;

2. THAT the report of Supervisory Committee for the year ended 31st December 2000 be reviewed and approved;

3. THAT the audited accounts and the auditors' report for the year ended 31st December 2000 be reviewed and approved;

4. THAT approval be given for the re-appointment of Arthur Andersen & CO (Hong Kong) and Arthur Andersen. Hua Qiang Certified Public Accountants（安達信•華強會計師事務所）as the Company's international auditor and domestic auditor, and that the Board be authorised to determine the auditors' fee.

5. THAT approval be given for the distribution scheme in respect of its final dividends of the Company for the year 2000, with the payment of RMB 0.90 in cash for each ten shares.

6. THAT other transactions be conducted if necessary.

By order of the Board

Yao Yong Jia   Lam Che Wah, Danny
Joint Company Secretaries

Nanjing, the PRC
12th April 2001

Notes:

1. Persons who hold shares of the Company and whose names appear on the register of members as at 8th May 2001 shall be entitled to attend the AGM after completing and returning to the Company the attached confirmation slip by 17th May 2001. Further details are set out in the confirmation slip and explanation thereto.

2. Registration of transfers of H shares will be suspended by the Company from 8th May 2001 to 8th June 2001 (both days inclusive). Holders of H shares who wish to be eligible for final dividends, must deliver their instruments of transfer together with the relevant share certificates to the Registrar of shares of the Company, on 2/F, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong, no later than 4:00p.m. on Monday 7th May 2001. Registration date of equity interests, method and time of the declaration of dividends for holders of A shares will be otherwise notified.

3. A shareholder who has the right to attend and vote at the AGM is entitled to appointed a proxy (whether or not a member) to attend and vote on his behalf. A shareholder (or his proxy) is entitled to cast one vote for each share he holds or represents. Notwithstanding completion and delivery of the form of proxy, a shareholder may still attend and vote at the meeting.

4. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing. In the event that such instrument is signed by an attorney of the appointor, an authorisation that authorised such signatory shall be notarized. To be valid, such notarized authorisation together with the form of proxy must be delivered to the Secretary's Office of the meeting not less than 24 hours before the time appointed for holding of the meeting. The form of proxy for use at the meeting will be despatched to shareholders.

5. The meeting will last for half day. Shareholders attending the meeting will be responsible for their own accommodation and travelling expenses.

6. Address: Security Department, 27th Floor, Jiangsu Communication Building 69 Shigu Road, Nanjing, the PRC

   Postal Code: 210004

   Tel: 0086-25-420 0999 (ext. 4706/4716)
   Fax:0086-25-446 6643/420 7788

AUDITORS' REPORT

Auditors' Report
To the Shareholders of Jiangsu Expressway Company Limited

We have audited the accompanying consolidated balance sheets of the Jiangsu Expressway Company Limited (the "Company") and its subsidiaries (hereinafter together with the Company referred to as the "Group") and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the years then ended, and balance sheets of the Company as of 31st December 2000 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with International Standards on Auditing issued by the International Federation of Accountants. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements of the Group and the balance sheets of the Company present fairly, in all material respects, the financial position of the Group and the Company as of 31st December 2000 and 1999, and of the results of operations and cash flows of the Group for the years then ended in accordance with International Accounting Standards issued by the International Accounting Standards Committee and comply with the disclosure requirements of Hong Kong Companies Ordinance.

Hong Kong, the People's Republic of China
11th April 2001

CONSOLIDATED BALANCE SHEETS

As at 31st December 2000 and 1999
(Expressed in thousands of Renminbi)

	Note	2000	1999
			(As restated (Note 28))
ASSETS			
Non-current assets			
Property, plant and equipment	3	10,126,483	9,914,828
Land use rights	4	1,637,477	1,661,004
Investment in an associate	6	52,194	47,391
Long-term investment	7	472,670	–
Long-term receivable, net of current portion	8	81,067	88,117
Intangible assets	9	3,188	10,991
Total non-current assets		12,373,079	11,722,331
Current assets			
Inventories		6,755	4,953
Due from a related party	23	800	–
Prepayments and other receivables	10	41,431	161,999
Current portion of long-term receivable	8	7,050	6,283
Cash and cash equivalents	22(c)	970,993	948,761
Total current assets		1,027,029	1,121,996
TOTAL ASSETS		13,400,108	12,844,327

	Note	2000	1999
			(As restated (Note 28))
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity			
Share capital	11	5,037,748	4,887,748
Reserves	12	7,077,943	6,316,157
Total shareholders' equity		12,115,691	11,203,905
Minority interests		343,951	343,953
Non-current liabilities			
Long-term bank loans, non-current portion	13(b)	43,286	42,961
Deferred tax liabilities	14,19	–	2,718
Total non-current liabilities		43,286	45,679
Current liabilities			
Short-term bank loans	13(a)	580,000	565,000
Current portion of long-term bank loans	13(b)	3,437	3,438
Current portion of long-term debentures payable	13(d)	–	200,000
Payables on construction projects		167,031	176,142
Other payables		89,633	168,216
Due to related parties	23	3,185	373
Provision for tax	19	31,499	137,620
Dividends payable	20	22,395	1
Total current liabilities		897,180	1,250,790
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		13,400,108	12,844,327

The accompanying notes form an integral part of these consolidated financial statements.

The financial statements were approved by the Board of Directors on 11th April 2001.

Shen Changquan
Chairman

Chen Xianghui
Director and General Manager

BALANCE SHEET

As at 31st December 2000 and 1999
(Expressed in thousands of Renminbi)

	Note	2000	1999
			(As restated (Note 28))
ASSETS			
Non-current assets			
Property, plant and equipment	3	**7,657,341**	7,421,846
Land use rights	4	**1,637,477**	1,661,004
Investments in subsidiaries	5	**2,064,158**	2,010,935
Investment in an associate	6	**52,194**	47,391
Long-term investment	7	**472,670**	–
Long-term receivable, net of current portion	8	**81,067**	88,117
Intangible assets	9	**3,188**	10,991
Total non-current assets		**11,968,095**	11,240,284
Current assets:			
Inventories		**6,697**	4,953
Due from a related party	23	**800**	–
Prepayments and other receivables	10	**39,406**	165,177
Current portion of long-term receivable	8	**7,050**	6,283
Cash and cash equivalents		**861,995**	917,153
Total current assets		**915,948**	1,093,566
TOTAL ASSETS		**12,884,043**	12,333,850

	Note	2000	1999
			(As restated (Note 28))
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity			
Share capital	11	**5,037,748**	4,887,748
Reserves	12	**7,077,943**	6,316,157
Total shareholders' equity		**12,115,691**	11,203,905
Non-current liabilities			
Long-term bank loans, non-current portion	13(b)	**43,286**	42,961
Deferred tax liabilities	14,19	**–**	2,718
Total non-current liabilities		**43,286**	45,679
Current liabilities:			
Short-term bank loans	13(a)	**580,000**	565,000
Current portion of long-term bank loans	13(b)	**3,437**	3,438
Current portion of long-term debentures payable	13(d)	**–**	200,000
Payables on construction projects		**15,909**	17,991
Other payables		**78,717**	165,407
Due to related parties	23	**3,185**	373
Provision for tax	19	**30,817**	132,056
Dividends payable	20	**13,001**	1
Total current liabilities		**725,066**	1,084,266
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**12,884,043**	12,333,850

The accompanying notes form an integral part of these financial statements.

The financial statements were approved by the Board of Directors on 11th April 2001.

Shen Changquan
Chairman

Chen Xianghui
Director and Deputy General Manager

CONSOLIDATED INCOME STATEMENTS

For the years ended 31st December 2000 and 1999
(Expressed in thousands of Renminbi ("RMB"), except for earnings per share)

	Note	2000	1999
Revenue, net	15	**1,542,952**	1,233,924
Operating cost		**(658,920)**	(480,583)
Gross profit		**884,032**	753,341
Administrative expenses		**(33,954)**	(29,744)
Other operating expenses, net		**(16,562)**	(1,529)
Profit from operations		**833,516**	722,068
Finance cost	16	**(20,455)**	(13,843)
Share of profit from an associate		**11,457**	8,243
Profit before taxation and minority interests	17	**824,518**	716,468
Taxation	19		
- The Group		**(123,008)**	(81,438)
- Associate		**(2,152)**	(2,394)
Profit before minority interests		**699,358**	632,636
Minority interests		**(11,052)**	(1,953)
Net profit for the year		**688,306**	630,683
Dividends	20	**453,397**	391,020
Earnings per share	21		
- Basic		**RMB 0.1407**	RMB 0.1290
- Diluted		**Not applicable**	Not applicable

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the years ended 31st December 2000 and 1999
(Expressed in thousands of Renminbi)

		Reserves						
	Share Capital Note 11	Share Premium Note 12(a)	Revaluation Reserve Note 12(b)	Surplus Statutory Reserve Fund Note 12(c)	Statutory Public Welfare Fund Note 12(c)	Retained Profits Note 12(d)	Total Reserves	Total equity
Balance as at 1st January 1999 as previously reported	4,887,748	5,265,954	5,716	86,085	43,043	284,676	5,685,474	10,573,222
Change in accounting policy with respect to the dividends declared after balance sheet date (Note 28)	–	–	–	–	–	293,265	293,265	293,265
Balance as of 1st January 1999 as restated	4,887,748	5,265,954	5,716	86,085	43,043	577,941	5,978,739	10,866,487
Dividends declared after 31st December 1998 (Note 20)	–	–	–	–	–	(293,265)	(293,265)	(293,265)
Transfer of valuation surplus to unappropriated profit	–	–	(198)	–	–	198	–	–
Profit for 1999	–	–	–	–	–	630,683	630,683	630,683
Profit appropriations:								
- Statutory surplus reserve fund	–	–	–	60,521	–	(60,521)	–	–
- Statutory public welfare fund	–	–	–	–	30,261	(30,261)	–	–
Balance as at 31st December 1999	4,887,748	5,265,954	5,518	146,606	73,304	824,775	6,316,157	11,203,905
Dividends declared after 31st December 1999 (Note 20)	–	–	–	–	–	(391,020)	(391,020)	(391,020)
Issuance of share capital	150,000	464,500	–	–	–	–	464,500	614,500
Transfer of valuation surplus to unappropriated profit	–	–	(5,518)	–	–	5,518	–	–
Profit for 2000	–	–	–	–	–	688,306	688,306	688,306
Profit appropriations:								
- Statutory surplus reserve fund	–	–	–	69,088	–	(69,088)	–	–
- Statutory public welfare fund	–	–	–	–	34,544	(34,544)	–	–
Balance as at 31st December 2000	5,037,748	5,730,454	–	215,694	107,848	1,023,947	7,077,943	12,115,691

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended 31st December 2000 and 1999
(Expressed in thousands of Renminbi)

	Note	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:			
Cash generated from operations	22(a)	1,140,671	989,645
Interest paid		(108,217)	(31,308)
Income tax paid		(116,369)	(102,918)
Net cash generated from operating activities		916,085	855,419
CASH FLOWS FROM INVESTING ACTIVITIES:			
Investment in an associate		–	(5,963)
Increase in long-term receivable		–	(35,600)
Increase in long-term investment	7	(472,670)	–
Purchase of property, plant and equipment	22(b)	(501,076)	(814,431)
Proceeds from disposal of property, plant and equipment		–	90
Interest received		21,401	54,143
Dividends received		4,503	4,120
Net cash used in investing activities		(947,842)	(797,641)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of share capital		618,345	–
Proceeds from short-term bank loans, net of repayments		15,000	(155,000)
Proceeds from long-term bank loans		3,762	45,960
Repayment of long-term bank loans		(3,438)	(50,000)
Repayment of long-term debentures		(200,000)	–
Capital contributed by the minority shareholders		–	129,515
Dividends paid		(379,680)	(293,265)
Net cash from (used in) financing activities		53,989	(322,790)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		22,232	(265,012)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		948,761	1,213,773
CASH AND CASH EQUIVALENTS, END OF YEAR	22(c)	970,993	948,761

The accompanying notes form an integral part of these consolidated financial statements.

1. Organisation and Basis of Presentation of Financial Statements

Jiangsu Expressway Company Limited (the "Company") was incorporated in the People's Republic of China (the "PRC") on 1st August 1992 as a joint stock limited company. The Company is principally engaged in the investment, construction, operation and management of the Jiangsu section of Shanghai-Nanjing Expressway ("Shanghai-Nanjing Expressway"), the Jiangsu section of the 312 National Highway (the "Nanjing-Shanghai Class 2 Highway"), Nanjing-Lianyungang class 1 Highway-Nanjing Section ("Nanjing Section") and other toll roads in Jiangsu Province, and the provision of passenger transport services and other supporting services along the toll roads.

In June 1997 and December 2000, the Company issued 1,222,000,000 overseas public shares ("H shares") and 150,000,000 domestic public shares ("A shares") with a par value of RMB 1 each to its overseas and domestic investors respectively. The H shares and A share were subsequently listed on The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange on 27th June 1997 and 16th January 2001 respectively.

In September 1997, Jiangsu Xicheng Expressway Company Limited ("Jiangsu Xicheng") and Jiangsu Guangjing Expressway Company Limited ("Jiangsu Guangjing") were jointly established by the Company and Huajian Transportation Economic Development Centre. Jiangsu Xicheng and Jiangsu Guangjing are principally engaged in the construction, management and operation of Xicheng Expressway and Guangjing Expressway respectively. In September 1999, the construction of these expressways was completed and these expressways were operational.

The Company, Jiangsu Xicheng and Jiangsu Guangjing are collectively referred to as the Group.

The ultimate parent company of the Company is Jiangsu Communications Holding Company Ltd. (formerly known as Jiangsu Communication Investment Corporation), a state owned enterprise incorporated in the PRC. As of 31st December 2000, the number of employees of the Company is 1,561 (1999: 1,552). The registered address of the Company is 69 Shigu Road Nanjiang, Jiangsu, P. R. China.

2. Principal Accounting Policies

The principal accounting policies adopted in preparing financial statements of the Company and of the Group are as follows:

(a) Basis of presentation

The financial statements have been prepared in accordance with International Accounting Standards ("IAS") issued by the International Accounting Standards Committee, and the disclosure requirements of the Hong Kong Companies Ordinance and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. This basis of accounting differs from that used in the preparation of the Company's and of the Group's statutory accounts which are prepared in accordance with PRC Accounting Standards for Enterprises and the Accounting Regulations of the PRC for Joint Stock Limited Companies ("Statutory Accounts"). The adjustments made to conform the statutory accounts of the Group to IAS are shown in Note 26.

(b) Principles of consolidation

The consolidated financial statements of the Group include those of the Company and its subsidiaries and also incorporate the Group's interest in an associate on the basis as set out in Notes 2(c) and 2(d) below.

All significant intercompany balances and transactions, including intercompany profits and unrealized profits and losses are eliminated on consolidation. Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances. The equity and net income attributable to minority shareholders' interests are shown separately in the consolidated balance sheets and consolidated income statements, respectively.

The purchase method of accounting is used for acquired businesses. Results of subsidiaries and associates acquired or disposed during the year are included in the consolidated financial statements from the date of acquisition or to the date of disposal.

(c) Subsidiaries

A subsidiary is a company in which the Company has control. Control exists when the Company has the power to govern the financial and operating policies of the subsidiary so as to obtain benefits from its activities.

In the Company's financial statements, investments in subsidiaries are accounted for using the equity method. An assessment of investments in subsidiaries is performed when there is an indication that the asset has been impaired or the impairment losses recognized in prior years no longer exist.

2. Principal Accounting Policies (Cont'd)

(d) Associates

An associate is a company, not being a subsidiary or a joint venture, in which the Company has significant influence. Significant influence exists when the Company has the power to participate in, but not control, the financial and operating decisions of the associate.

Investments in associates are accounted for using the equity method. An assessment of investments in associates is performed when there is an indication that the asset has been impaired or the impairment losses recognized in prior years no longer exist.

(e) Long-term investment

Investment held for the long-term are stated at cost less any impairment in value. An assessment of long-term investments is performed when there is an indication that the asset has been impaired or the impairment losses recognized in prior years no longer exist.

Upon disposal of a long-term investment, the difference between net disposal proceeds and the carrying amount is charged or credited to the income statement.

(f) Property, plant and equipment and depreciation

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment loss. The initial cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

Expenditures incurred after the property, plant and equipment have been put into operation, such as repairs and maintenance and overhaul costs, are recognized as an expense in the year in which they are incurred. In situations where it is probable that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of the asset beyond its originally assessed standard of performance, the expenditures are capitalized as an additional cost of the asset.

Depreciation of toll roads, structures and operating rights is provided for on the basis of a sinking fund calculation whereby annual depreciation amounts compounded at an average rate of 6%, 8%, 5%, 8% and 9% per annum for Shanghai-Nanjing Expressway, Nanjing-Shanghai Class 2 Highway, Nanjing Section, Xicheng Expressway and Guangjiang Expressway will approximate the total carrying value of the toll roads, structures and operating rights at the end of the concession period (Shanghai-Nanjing Expressway: 30 years; Nanjing-Shanghai Class 2 Highway: 15 years; Nanjing Section: 30 years; Xicheng Expressway: 30 years; Guangjing Expressway: 30 years).

2. Principal Accounting Policies (Cont'd)

(f) Property, plant and equipment and depreciation (Cont'd)

Depreciation of property, plant and equipment other than toll roads, structures and operating rights is calculated using the straight-line method to write off the cost (or revalued amount), after taking into account the estimated residual value of 3%, of each asset over its expected useful life. The expected useful lives are as follows:

Buildings	30 years
Safety equipment	10 years
Communication and signalling equipment	10 years
Toll stations and ancillary equipment	8 years
Motor vehicles	8 years
Other machinery and equipment	5-8 years

The useful lives of assets and depreciation method are reviewed periodically.

When assets are sold or retired, their costs and accumulated depreciation and accumulated impairment loss are eliminated from the accounts and any gain or loss resulting from their disposal is included in the income statement.

(g) Land use rights

Land use rights relate to the Shanghai-Nanjing Expressway and are stated at cost less accumulated amortisation. Amortisation of land use rights is provided for on the basis of a sinking fund calculation whereby annual amortisation amounts compounded at an average rate of 6% per annum will approximate the total carrying amount of the land use rights at the end of the thirty-year concession period.

(h) Construction-in-progress

Construction-in-progress represents toll roads, structures and facilities, including buildings and maintenance facilities under construction and is stated at cost. This includes cost of construction, plant and equipment and other direct costs plus borrowing costs which include interest charges and exchange differences arising from foreign currency borrowings used to finance these projects during the construction period, to the extent these are regarded as an adjustment to interest costs.

Construction-in-progress is not depreciated until such time as the assets are completed and put into operational use.

2. Principal Accounting Policies (Cont'd)

(i) Intangible assets

Intangible assets are measured initially at cost. Intangible assets are recognized if it is probable that the future economic benefits that are attributable to the assets will flow to the enterprise; and the cost of the asset can be measured reliably. After initial recognition, intangible assets are measured at cost less accumulated amortization and any accumulated impairment losses. Intangible assets are amortized on a straight-line basis over the best estimate of their useful lives (5 years). The amortization period and the amortization method are reviewed annually at each financial year-end.

(j) Inventories

Inventories are stated at the lower of cost and net realizable value. Cost, calculated on the first-in first-out method basis, comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognized as an expense in the year in which the related revenue is recognized. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, is recognized as a reduction in the amount of inventories recognized as an expense in the year in which the reversal occurs.

(k) Receivables

Receivables are stated at face value, after provision for doubtful accounts.

(l) Cash and cash equivalents

Cash represents cash in hand and deposits with banks (or other financial institutions) which are repayable on demand.

Cash equivalents represent short-term, highly liquid investments which are readily convertible into known amounts of cash with original maturities of three months or less and that are subject to an insignificant risk of change in value.

2. Principal Accounting Policies (Cont'd)

(m) Taxation

The Company and its subsidiaries provide for Enterprise Income Tax ("EIT") on the basis of their statutory profit for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes and after considering all available tax benefits.

Other taxes are provided in accordance with the prevailing PRC Tax regulations.

Deferred taxation is provided under the balance sheet liability method in respect of significant temporary differences between the tax base of an asset or liability and its carrying amount in the balance sheet. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. Deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which the deductible temporary difference can be utilized.

(n) Revenue recognition

Provided it is probable that the economic benefits associated with a transaction will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognized on the following bases:

(i) Toll income

Toll income represents mainly income from the operation of toll roads, net of revenue tax. Toll income is recognised on a receipt basis.

(ii) Sales of petrol

Sales of petrol are recognised upon passage of title to customers.

(iii) Interest income

Interest income is recognised on a time proportion basis that take into account the effective yield on the assets.

(o) Foreign currency transactions

The Company and its subsidiaries maintain their books and records in RMB (the "reporting currency"), which is not a freely convertible currency. Transactions in other currencies are translated into the reporting currency at exchange rates prevailing at the time of the transactions. Monetary assets and liabilities denominated in other currencies at the balance sheet date are re-translated at exchange rates prevailing at that date. Non-monetary assets and liabilities in other currencies are translated at historical rates. Exchange differences other than those capitalized as a component of borrowing costs are recognized in the income statement in the year in which they arise.

(p) Borrowing costs

Borrowing costs include interest charges and other costs incurred in connection with the borrowings of funds. Borrowing costs are expensed as incurred, except when they are directly attributable to the acquisition, construction or production of the toll roads, structures and facilities, including buildings and maintenance facilities that necessarily takes a substantial period of time to get ready for its intended use in which case they are capitalized as part of the cost of that asset.

Capitalization of borrowing costs commences when expenditures for the asset and borrowing costs are being incurred and the activities to prepare the asset for its intended use are in progress. Borrowing costs are capitalized at the weighted average cost of the related borrowings until the asset is ready for its intended use. If the resulting carrying amount of the asset exceeds its recoverable amount, an impairment loss is recorded.

(q) Pension scheme

Pursuant to the PRC laws and regulations, contributions to the basic old age insurance for the Group's local staff are made monthly to a government agency based on 26% of the standard salary set by the provincial government, of which 20% is borne by the Company and its subsidiaries and the remainder is borne by the staff. The government agency is responsible for the pension liabilities relating to such staff on their retirement. The Company and its subsidiaries account for these contributions on an accrual basis.

(r) Financial instruments

Financial assets and financial liabilities carried on the balance sheet include cash and cash equivalents, and other receivables and payables, long-term receivable and loans. The accounting policies on recognition and measurement of these items are disclosed in the respective accounting policies found in this Note.

Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Interest, dividends, gains, and losses relating to a financial instrument classified as a liability, are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to equity. Financial instruments are offset when the Company has a legally enforceable right to offset and intends to settle either on a net basis or to realize the asset and settle the liability simultaneously.

2. Principal Accounting Policies (Cont'd)

(s) Impairment of Assets

The carrying amount of an asset may not exceed its recoverable amount. The recoverable amount is the higher of an asset's net selling price and value in use. The net selling price is the amount obtainable from the sale of an asset in an arm's length transaction while value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. At the balance sheet date, whenever the carrying amount of an asset exceeds its recoverable amount, the carrying amount will be written down to recoverable amount, and an impairment loss is recognized in income statement.

Reversal of impairment loss recognised in prior years is recorded when there is an indication that the impairment loss recognised for the asset no longer exists or has decreased. The reversal is recorded in income statement.

(t) Contingencies

Contingent liabilities are not recognized in the financial statements. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote.

A contingent asset is not recognized in the financial statements but disclosed when an inflow of economic benefits is probable.

(u) Subsequent events

Post-year-end events that provide additional information about the Group's position at the balance sheet date ("adjusting events"), are reflected in the financial statements. Post-year-end events that are not adjusting events are disclosed in the notes when material.

(v) Changes in accounting policy

A change in accounting policy is made only if required by statute, or by an accounting standard setting body, or if the change will result in a more appropriate presentation of events or transactions in the financial statements of the Group.

A change in accounting policy is applied retrospectively unless the amount of any resulting adjustment that relates to prior years is not reasonably determinable, in which case, the change in accounting policy is applied prospectively.

3. Property, Plant and Equipment

Movements in property, plant and equipment were as follows:

Group

	2000								
(RMB'000)	Toll roads, structures and operating rights	Buildings	Safety equipment	Communication and signalling equipment	Toll stations and ancillary equipment	Motor vehicles	Other machinery and equipment	Construction-in-progress	Total
Cost									
Beginning of year	8,894,126	490,247	450,776	249,034	50,120	90,309	103,518	124,380	10,452,510
Additions	448,200	8,530	–	–	–	1,616	6,165	27,081	491,592
Transfer of construction-in-progress	–	911	–	47,844	39,554	–	–	(88,309)	–
Disposals	–	(38,494)	–	–	–	–	(648)	–	(39,142)
End of year	9,342,326	461,194	450,776	296,878	89,674	91,925	109,035	63,152	10,904,960
Accumulated depreciation									
Beginning of year	290,995	43,093	111,855	26,699	12,280	15,560	37,200	–	537,682
Charge for the year	128,386	17,058	43,593	25,040	6,251	8,082	16,415	–	244,825
Disposals	–	(3,866)	–	–	–	–	(164)	–	(4,030)
End of year	419,381	56,285	155,448	51,739	18,531	23,642	53,451	–	778,477
Net book value									
End of year	8,922,945	404,909	295,328	245,139	71,143	68,283	55,584	63,152	10,126,483
Beginning of year	8,603,131	447,154	338,921	222,335	37,840	74,749	66,318	124,380	9,914,828

3. Property, Plant and Equipment (Cont'd)

Group

	1999								
(RMB'000)	Toll roads, structures and operating rights	Buildings	Safety equipment	Communication and signalling equipment	Toll stations and ancillary equipment	Motor vehicles	Other machinery and equipment	Construction-in-progress	Total
Cost									
Beginning of year	6,640,218	400,737	374,652	116,563	32,858	83,596	91,770	1,854,680	9,595,074
Additions	–	2,210	14	9,243	3,786	6,013	6,233	830,469	857,968
Transfer of construction-in-progress	2,253,908	87,300	76,110	123,228	13,476	700	6,047	(2,560,769)	–
Disposals	–	–	–	–	–	–	(532)	–	(532)
End of year	8,894,126	490,247	450,776	249,034	50,120	90,309	103,518	124,380	10,452,510
Accumulated depreciation									
Beginning of year	183,286	28,669	73,605	13,172	8,227	8,801	22,128	–	337,888
Charge for the year	107,709	14,424	38,250	13,527	4,053	6,759	15,123	–	199,845
Disposals	–	–	–	–	–	–	(51)	–	(51)
End of year	290,995	43,093	111,855	26,699	12,280	15,560	37,200	–	537,682
Net book value									
End of year	8,603,131	447,154	338,921	222,335	37,840	74,749	66,318	124,380	9,914,828
Beginning of year	6,456,932	372,068	301,047	103,391	24,631	74,795	69,642	1,854,680	9,257,186

3. Property, Plant and Equipment (Cont'd)

Company

(RMB'000)	Toll roads, structures and operating rights	Buildings	Safety equipment	Communication and signalling equipment	Toll stations and ancillary equipment	Motor vehicles	Other machinery and equipment	Construction-in-progress	Total
	2000								
Cost									
Beginning of year	6,640,218	407,847	374,666	161,935	50,120	90,309	103,035	124,380	7,952,510
Additions	448,200	7,628	–	–	–	1,002	6,059	24,401	487,290
Transfer of construction-in-progress	–	280	–	47,492	39,554	–	–	(87,326)	–
Disposals	–	(38,494)	–	–	–	–	(648)	–	(39,142)
End of year	7,088,418	377,261	374,666	209,427	89,674	91,311	108,446	61,455	8,400,658
Accumulated depreciation									
Beginning of year	288,775	42,404	109,946	24,514	12,280	15,560	37,185	–	530,664
Charge for the year	118,825	13,113	35,926	18,076	6,251	8,079	16,413	–	216,683
Disposals	–	(3,866)	–	–	–	–	(164)	–	(4,030)
End of year	407,600	51,651	145,872	42,590	18,531	23,639	53,434	–	743,317
Net book value									
End of year	6,680,818	325,610	228,794	166,837	71,143	67,672	55,012	61,455	7,657,341
Beginning of year	6,351,443	365,443	264,720	137,421	37,840	74,749	65,850	124,380	7,421,846

3. Property, Plant and Equipment (Cont'd)

Company

(RMB'000)	Toll roads, structures and operating rights	Buildings	Safety equipment	Communication and signalling equipment	Toll stations and ancillary equipment	Motor vehicles	Other machinery and equipment	Construction-in-progress	Total
	1999								
Cost									
Beginning of year	6,640,218	400,737	374,652	116,563	32,858	83,596	91,770	98,395	7,838,789
Additions	-	2,210	14	9,244	3,786	6,013	6,232	86,754	114,253
Transfer of construction-in-progress	-	4,900	-	36,128	13,476	700	5,565	(60,769)	-
Disposals	-	-	-	-	-	-	(532)	-	(532)
End of year	6,640,218	407,847	374,666	161,935	50,120	90,309	103,035	124,380	7,952,510
Accumulated depreciation									
Beginning of year	183,286	28,669	73,605	13,172	8,227	8,801	22,128	-	337,888
Charge for the year	105,489	13,735	36,341	11,342	4,053	6,759	15,108	-	192,827
Disposals	-	-	-	-	-	-	(51)	-	(51)
End of year	288,775	42,404	109,946	24,514	12,280	15,560	37,185	-	530,664
Net book value									
End of year	6,351,443	365,443	264,720	137,421	37,840	74,749	65,850	124,380	7,421,846
Beginning of year	6,456,932	372,068	301,047	103,391	24,631	74,795	69,642	98,395	7,500,901

(a) The Company's property interest in the six service areas along the Shanghai-Nanjing Expressway and the staff quarters were valued by an asset valuer. A valuation surplus of approximately RMB 9,122,000 was recorded as buildings in the financial statements of the Group and the Company.

In 2000, the Company disposed of its staff quarters to the Company's staff at a loss of approximately RMB 32 million, which was recorded in other operating expenses. The related remaining balance of revaluation surplus was transferred to retained profits.

3. Property, Plant and Equipment (Cont'd)

(b) The Company's property, plant and equipment as at 31st December 1996 with a net book value of approximately RMB 6,242,781,000 were valued at approximately RMB 7,995,916,000 by a PRC asset valuer in preparation for the listing of the H shares of the Company. The surplus arising from this valuation amounting to approximately RMB1,753,135,000 was incorporated in the Group's and the Company's statutory accounts. Apart from those stated in Note 3(a), the Group's and the Company's property, plant and equipment in the financial statements prepared in conformity with IAS, are stated at historical cost. Thus, in the Group's and the Company's financial statements prepared in conformity with IAS is therefore lower than that recorded in the statutory accounts. This difference will affect the results of operations of the Group and the Company over the useful lives of the corresponding property interests in the form of higher annual and cumulative depreciation and amortization charges being reported in the statutory accounts of the Group and the Company.

(c) On 27th June 1997, the Company acquired from the Highways Bureau of Jiangsu Province the right to operate the Nanjing-Shanghai Class 2 Highway together with the land use rights in respect thereof for a term of 15 years for a consideration of RMB 1,345,786,000.

(d) On 28th September 1999, Guangjing Expressway and Xicheng Expressway were completed and put into use. As at 31st December 2000, the certificates of land use rights in respect of the land on which Xicheng Expressway and Guangjing Expressway are located were still being processed.

(e) One 30th December 1999, the Company acquired from Ninglian Ningtong Management Office, the right to operate the Nanjing Section for a term of thirty years from 1st January 2000 for a consideration of RMB448,200,000.

(f) Construction-in-progress

	2000 RMB'000	1999 RMB'000
Cost of toll road, structures and facilities and other direct costs	**59,756**	123,198
Borrowing costs capitalised - interest	**3,396**	1,182
	63,152	124,380
Average capitalization rate	**2%**	1%

4. Land use Rights

	The Group and the Company	
	2000 RMB'000	1999 RMB'000
Cost		
Beginning of year	**1,716,088**	1,716,088
Addition	**–**	–
End of year	**1,716,088**	1,716,088
Accumulated amortization		
Beginning of year	**55,084**	33,966
Addition	**23,527**	21,118
End of year	**78,611**	55,084
Net book value		
End of year	**1,637,477**	1,661,004
Beginning of year	**1,661,004**	1,682,122

In accordance with the "Interim Regulations of the People's Republic of China Concerning the Assignment and Transfer of the Right to the Use of the State-Owned Land in Urban Areas", upon the expiration of the term of use, the right to use of the land and the ownership of the buildings and other attached objects on the land thereon shall be acquired by the State without compensation.

5. Investments in Subsidiaries

	Company	
	2000 RMB'000	1999 RMB'000
Investments, at cost	**722,500**	722,500
Share of post-acquisition profits	**64,288**	11,065
Amounts due from subsidiaries	**1,277,370**	1,277,370
	2,064,158	2,010,935

The Company's directors are of the opinion that the underlying value of the subsidiaries was not less than the Company's carrying amount of the subsidiaries as of year end.

5. Investments in Subsidiaries (Cont'd)

The amounts due from subsidiaries are unsecured, interest free and with no fixed repayment term.

Details of the Company's subsidiaries, all of which are limited liability companies, as of 31st December 2000 and 1999 were as follows:

Name of subsidiaries	Country of establishment and operation	Date of registration	Percentage of equity interest		Registered and paid-up capital		Principal activities
			2000	1999	2000 RMB'000	1999 RMB'000	
Jiangsu Xicheng	PRC	16th September 1997	**85%**	85%	**600,000**	600,000	Construction, management and operation of expressway
Jiangsu Guangjing	PRC	16th September 1997	**85%**	85%	**250,000**	250,000	Construction, management and operation of expressway

6. Investment in an Associate

	Group and the Company	
	2000 RMB'000	1999 RMB'000
Investment, at cost	**49,900**	37,863
Share of post-acquisition profits	**2,294**	9,528
	52,194	47,391

The Company's directors are of the opinion that the underlying value of the associate was not less than the Company's carrying amount of the associate as of year end.

6. Investment in an Associate (Cont'd)

Details of the Company's associate as at 31st December 2000 and 1999 were as follows:

Name	Country operations and date of establishment	Equity interest directly held by the Company		Registered capital		Principal activities
		2000	1999	**2000 RMB'000**	1999 RMB'000	
Jiangsu Kuailu Bus Transportation Stock Co., Ltd. ("Jiangsu Kuailu") (Formerly known as Jiangsu Nanjing-Shanghai Express Bus Co., Ltd. ("Express Bus Co."))	PRC, 21st June 1996	**33.2%**	33.2%	**150,300**	107,705	Provision of passenger transportation service along the Shanghai-Nanjing Expressway

On 29th April 1998, the Company entered into a share transfer agreement with Jiangsu Provincial Automobile Transportation Company ("JPATC", one of the promoters of the Company and Express Bus Co.). Pursuant to the agreement, the Company acquired from JPATC its 15% equity interest in Express Bus Co. for a cash consideration of RMB 8,700,000. However, since JPATC was a party to a civil action regarding a guarantee given by JPATC, the 15% equity interest in Express Bus Co. was frozen by the Nanjing Intermediate People's Court (the "Court"). On 28th January 1999, the Court released the aforesaid proceeds. Accordingly, the Company's share of the registered capital in Express Bus Co. increased from RMB 23,200,000 to RMB 31,900,000.

Pursuant to the approval - Su Jiao Cai (1999) 58 issued by Jiangsu Communications Department, Express Bus Co. was authorised to increase its share capital and change its name to Jiangsu Kuailu Bus Transportation Co., Ltd. ("Kuailu Transportation"). The register capital of Kuailu Transportation increased from RMB 58,000,000 to RMB 107,705,300.

Due to the increase in the registered capital of Kuailu Transportation, the Company contributed RMB 5,963,400 to Kuailu Transportation in June 1999. The Company's share of the registered capital in Kuailu Transportation increased from RMB 31,900,000 to RMB 37,863,400. Thereafter, the Company's equity interest in Kuailu Transportation became 33.2%.

Pursuant to the approval Shuzheng Fu (1999) 139 issued by Jiangsu Provincial Government, Kuailu Transportation was converted into be a joint stock limited company and increased its share capital from RMB 107,705,300 to RMB 150,300,000. Jiangsu Kuailu issued 150,300,000 shares of RMB 1 each to its original investors based on the audited net assets as of August 31, 1999. Due to the increase in the share capital of Jiangsu Kuailu, the Company's share of registered capital in Jiangsu Kuailu increased from RMB 37,863,400 to RMB 49,899,600. The Company's equity interest in Jiangsu Kuailu remained unchanged at 33.2%.

7. Long-term Investment

Pursuant to the agreement dated 8th April 1999 between the Jiangsu Communications Investment Corporation and the Company, on 29th December 2000, the Company acquired from Jiangsu Communications Holding Company Ltd. (formerly know as Jiangsu Communications Investment Corporation) its 17.83% share of registered capital represented 381,185,660 shares in Jiangsu Yangtze Bridge Company Limited ("Yangtze Bridge Company") for a cash consideration of RMB 472,670,218.

Details of the Group and the Company's long term investment as at 31st December 2000 (1999: nil) was as follows:

Name	Country operations and establishment	Date of registration	Equity interest directly held by the Company	Registered capital	Principal activities
				RMB'000	
Jiangsu Yangzt Bridge Co., Ltd. ("Yangzt Bridge")	PRC	1992.12.31	17.83%	2,137,248	Investment, construction, operation and management of Jiangyin Yangzt River Bridge

8. Long-term Receivable

On 25th December 1998, the Company formed a joint venture named Jiangsu Yicao Highway Co., Ltd. ("Yicao Highway Co.") with Yixing Communications Construction and Development Co., Ltd. ("Yixing Communications Construction Co."). The joint venture period is 10 years from 25th December 1998. Yicao Highway Co. is principally engaged in the construction, operation and management of highway linking Yixing and Caoqiao. The registered capital of Yicao Highway Co. is RMB120 million. The Company and Yixing Communications Construction Co. have contributed RMB 58,800,000 and RMB 61,200,000, representing 49% and 51% respectively of the registered capital of Yicao Highway Co..

Pursuant to the supplementary operating agreement dated 31st December 1998, apart from the capital contribution of RMB58,800,000, the Company is required to provide an additional RMB117,600,000 as a construction loan. As at 31st December 2000, the Company had contributed an aggregate amount of RMB 100,000,000 to Yicao Highway Co. in the form of capital and construction loan. According to the aforesaid agreement, Yixing Communications Construction Co. is authorized by the Company to be solely responsible for the operation and management of Yicao Highway Co. In addition, Yixing Communications Construction Co. shall pay the Company a fixed annual investment return of 17.8% during the operating period of Yicao Highway Co. from 1999. Yixing Investment Corporation, a controlling shareholder of Yixing Communications Construction Co., has guaranteed the payment of the aforesaid investment return. At the end of the operation period, the Company will not be entitled to any further distribution.

8. Long-term Receivable (Cont'd)

Pursuant to the aforesaid agreement, as at 31st December 2000, the Company is entitled to a fixed annual investment return of approximately RMB 17,800,000, of which receipt of capital and construction loan was RMB 6,283,200 (1999: RMB 5,600,000) and interest income was RMB 11,516,800 (1999: 12,372,000).

9. Intangible Assets

	Group and Company	
	2000	1999
	RMB'000	RMB'000
Other deferred expenditure		
Cost	**39,406**	39,406
Less: Accumulated amortisation	**(36,218)**	(28,415)
Net	**3,188**	10,991

Other deferred expenditure represents the development costs and electricity capacity cost related to the construction of Shanghai-Nanjing Expressway.

10. Prepayments and Other Receivables

	Group		Company	
	2000	1999	**2000**	1999
	RMB'000	RMB'000	**RMB'000**	RMB'000
Interest receivable	**4,498**	5,080	**4,498**	5,080
Financial refund receivable	**–**	119,164	**–**	116,407
Due from Yicao Road Co.	**17,800**	17,972	**17,800**	17,972
Prepayment for materials and equipment	**3,695**	1,653	**3,365**	1,653
Others	**15,438**	18,130	**13,743**	24,065
	41,431	161,999	**39,406**	165,177

11. Share Capital

As at 31st December 2000, the authorised, issued and fully paid share capital of the Company is RMB 5,037,747,500 (1999: RMB 4,887,747,500) divided into 5,037,747,500 shares (1999: 4,887,747,500 shares) with a par value of RMB 1 each. State shares, state legal person shares, legal person shares, H shares and A shares rank pari passu in all respects, except that ownership of state-owned shares, state legal person shares and legal person shares are restricted to PRC legal persons, while H shares can only be owned and traded by overseas investors and A shares can only be owned and traded by PRC investors.

As of 31st December of 2000 and 1999, share capital was as follows:

	2000		1999	
	Number of Shares	Amount	Number of Shares	Amount
		RMB'000		RMB'000
State shares	**2,781,743,600**	**2,781,744**	3,376,134,600	3,376,135
State legal person shares	**599,471,000**	**599,471**	3,000,000	3,000
Legal person shares	**284,532,900**	**284,533**	286,612,900	286,613
H shares	**1,222,000,000**	**1,222,000**	1,222,000,000	1,222,000
A shares	**150,000,000**	**150,000**	–	–
Total	**5,037,747,500**	**5,037,748**	4,887,747,500	4,887,748

(a) On 23rd June 1997, the Company issued 1,222,000,000 H shares which were listed on The Stock Exchange of Hong Kong Limited on 27th June 1997 with a par value of RMB 1 each at an issue price of HKD3.11 (RMB3.33) per share.

(b) On 22nd December 2000, the Company obtained approval from the China Securities Regulatory Commission, and issued 150,000,000 A shares of par value of RMB 1 each to domestic public investors at an issue price of RMB 4.20. The total proceeds from the issuance of A shares, net of expenses related to the listing of the shares amounted to RMB 614,500,000. The A shares were subsequently listed on the Shanghai Stock Exchange on 16th January 2001.

12. Reserves

(a) *Share Premium*

Share premium represents premium arising from issuance of legal person shares, proceeds from the issuance of H shares and A shares in excess of their par value, net of expenses relating to the listing of the shares such as underwriting commissions, fees for professional advisors and promotional expenses, and also premium arising from the capitalisation of shareholder's loan and advances and land use rights.

(b) Revaluation Surplus

The valuation surplus arising from the valuation of the Company's property interests in six service areas along Shanghai-Nanjing Expressway and staff dormitory facilities resulting from the valuation carried out by the international asset valuer (Note 3(a)) is recorded as revaluation surplus. Each year, the Group and the Company transfers an amount equal to the difference between the depreciation based on the revalued fixed assets and that based on the historical cost of those assets, net of related deferred tax, from the revaluation surplus to retained profit.

As the Company disposed its staff quarters to the Company's staffs in 2000, the related deferred taxation and revaluation surplus reserve have been transferred to the profit and loss account and retained profits accordingly.

(c) Statutory reserves

According to the articles of association of the Company, when distributing the net profit of each year, the Company shall set aside 10% of its net profit after tax (based on the Company's local statutory accounts) for the statutory surplus reserve fund ("SSRF") (except where the reserve balance has reached 50% of the Company's paid-up share capital), and for the statutory public welfare fund ("SPWF") at a percentage determined by the directors. The statutory surplus reserve can be utilised to offset prior years' losses or to increase capital. However, such statutory surplus reserve must be maintained at a minimum of 25 per cent. of share capital after such usage. These reserves cannot be used for purposes other than those for which they are created and are not distributable as cash dividends.

The directors have resolved that the statutory public welfare fund is to be utilized to build or acquire capital items, such as dormitories and other facilities for the Company's employees, and cannot be used to pay for staff welfare expenses. Title to these capital items will remain with the Company.

For the year ended December 31, 2000, the directors proposed appropriations of 10% and 5% (1999: 10% and 5%) of net profit after tax, determined under PRC accounting standards, approximately RMB 69,088,000 and 34,544,000 (1999: RMB 60,521,000 and 30,261,000), to the statutory surplus reserve fund and statutory public welfare fund respectively.

12. Reserves (Cont'd)

(d) According to the Articles of Association of the Company, the reserve available for distribution is the lower of the amount determined under the PRC accounting standards and the amount determined under IAS. As of December 31, 2000, the reserve available for distribution was approximately RMB 939,556,000 (1999: RMB 751,932,000).

Analysis of the appropriations to SSR and SPWF in the Statutory Accounts and the financial statements prepared under IAS is as follows:

	Statutory Accounts		Financial statements under IAS	
	2000 ('000)	1999 ('000)	**2000 ('000)**	1999 ('000)
Net profit for the year	**691,487**	604,868	**688,306**	630,683
Transfer to SSR	**(75,229)**	(61,776)	**(69,088)**	(60,521)
Transfer to SPWF	**(37,614)**	(30,888)	**(34,544)**	(30,261)
Transfer of valuation surplus to retained profits	**–**	–	**5,518**	198
Distributable profit attributable to shareholders	**578,644**	512,204	**590,192**	540,099
Retained profits, beginning of year	**360,912**	239,728	**824,775**	577,941
Total distributable profit	**939,556**	751,932	**1,414,967**	1,118,040
Dividends	**(453,397)**	(391,020)	**(391,020)**	(293,265)
Retained profit, end of year	**486,159**	360,912	**1,023,947**	824,775

13. Loans

Group and Company

(a) Short-term bank loan

Short-term bank loans are repayable within one year with interest charged at the prevailing market rates based on the rates quoted by the People's Bank of China. The interest rates related to loans outstanding as at 31st December 2000 ranged between 5.58% and 5.85% per annum. (1999: 5.31% to 5.85%)

13. Loans (Cont'd)

(b) Long-term bank loans

All long-term bank loans were unsecured and comprised:

	Interest rate	2000 RMB'000	1999 RMB'000
Long-term bank loans - USD denominated Spain Government Loans with maturities 2007 - 2026	1% per annum (1999: 1%)	**26,064**	22,302
- USD denominated buyer's credit loans with maturities 2001 - 2006	6.77% per annum (1999: 6.77%)	**20,659**	24,097
Less: Amount repayable within one year		**(3,437)**	(3,438)
Long-term portion		**43,286**	42,961

The Group and the Company had aggregate banking facilities of approximately United States Dollar ("USD") 9,800,000 (RMB equivalent 81,140,000) to finance the purchase of imported equipment and technology. Unused facilities as at 31st December 2000 amounted to approximately USD 3,741,000 (RMB equivalent 30,979,000) (1999: USD 4,196,000, RMB equivalent 34,741,000). These facilities were guaranteed by Jiangsu Communications Holding Company Ltd..

(c) Long-term bank loans are repayable in the following periods:

	2000 RMB'000	1999 RMB'000
Amount repayable within a period		
- not exceeding one year	**3,437**	3,438
- more than one year but not exceeding two years	**3,437**	3,437
- more than two years but not exceeding five years	**10,311**	10,312
- more than five years	**29,538**	29,212
	46,723	46,399
Less: current portion of long-term bank loans	**(3,437)**	(3,438)
	43,286	42,961

13. Loans (Cont'd)

(d) Long-term debentures payable

All long-term debentures payable were unsecured, guaranteed by an unrelated party, bore fixed interest rates of 11% per annum and was repaid in April 2000.

14. Deferred Taxation

The Company recognised a deferred tax liability arising from valuation surplus of the Company's property interests. According to IAS 12, the deferred tax liability of approximately RMB 3,011,000 relating to this temporary difference has been recognised with a corresponding adjustment to revaluation surplus reserve where the difference was originally reflected.

As the Company disposed of its staff quarters to the Company's staff in 2000, the related deferred taxation and revaluation surplus reserve were transferred to the income statement and retained profits accordingly.

Movements in deferred taxation were as follows:

	2000 RMB'000	1999 RMB'000
Balance as at beginning of year	2,718	2,816
Transfer to income statement	(2,718)	(98)
Balance as at end of year	–	2,718

15. Revenue

	2000 RMB'000	1999 RMB'000
Revenue		
- Toll income	1,381,696	1,138,385
- Sales of petrol	148,288	96,540
- Advertising income	11,148	9,904
- Emergency assistance income	16,592	7,131
- Sales of food and beverage	61,913	45,144
	1,619,637	1,297,104
Less: Tax related to revenue	(76,685)	(63,180)
Revenue, net	1,542,952	1,233,924

15. Revenue (Cont'd)

Tax related to revenue comprises Business Tax ("BT") and other ancillary taxes. The Company and its subsidiaries are subject to BT at the rate of 5% of toll income, emergency assistance income, advertising income and sales of food and beverage.

In addition to BT, the Company and its subsidiaries are subject to the following types of taxes related to revenue:

- City Development Tax, levied at 7% of BT and net VAT.
- Education Supplementary Tax, levied at 4% of BT and net VAT.

The Company and its subsidiaries are also subject to Value-added Tax ("VAT") on sales of petrol, which is charged at a general rate of 17%. An input credit is available whereby VAT previously paid on purchases of petrol or other materials can be used to offset against the VAT on sales of petrol or other materials to arrive at the net VAT payable to relevant government authorities.

16. Finance Cost

	2000 RMB'000	1999 RMB'000
Interest income	(26,536)	(39,351)
Interest expense:		
- Bank loans	43,705	32,376
- Debentures	5,500	22,000
Less: amounts capitalised in construction-in- progress	(2,214)	(1,182)
	20,455	13,843

17. Profit befort Taxation and Minority Interests

(a) Profit before taxation and minority interests in the consolidated income statements was arrived at after (crediting) charging the following items:

	2000 RMB'000	1999 RMB'000
After crediting:		
Gain on disposal of short-term investment	(13,360)	–
Interest income		
- Bank deposits	(15,019)	(26,979)
- Long-term receivable	(11,517)	(12,372)
	(26,536)	(39,351)
After charging:		
Interest expenses		
- on bank loans	43,705	32,376
- on debentures	5,500	22,000
	49,205	54,376
Less: Amounts capitalised in construction-in-progress	(2,214)	(1,182)
Finance cost	46,991	53,194
Staff costs		
- salaries and wages	65,638	43,199
- provision for staff and workers' bonus and welfare fund	8,975	9,465
- contribution to pension scheme (Note 2(q))	9,692	4,059
Depreciation of property, plant and equipment	244,825	199,845
Amortization of land use rights	23,527	21,118
Amortization of intangible assets	7,803	8,262
Provision for bad and doubtful debts	433	–
Foreign exchange loss	–	765
Auditor's remuneration	1,250	1,250
Loss on disposal of staff quarters	31,866	–

(b) Sale of staff quarters

Pursuant to the "Implementation Scheme for Selling Staff Quarters of the Jiangsu Province", the Company disposed of its staff quarters to the Company's staff in 2000. A loss of approximately RMB 32 million was recognized in the current year income statement.

18. Directors' Supervisors' and Senior Executives' Emoluments

(a) Details of directors' and supervisors' emoluments were:

	2000 RMB'000	1999 RMB'000
Fees for executive directors	1,120	840
Fees for non-executive directors	220	–
Fees for supervisors	570	370
Other emoluments for executive directors		
- Basic salaries and allowances	220	–
- Bonus	–	–
Other emoluments for non-executive directors	–	–
Other emoluments for supervisors	–	–
	2,130	1,210

No directors and supervisors waived any emoluments during each of the two years ended 31st December 2000 and 1999.

(b) Details of emoluments paid to the five highest paid individuals (including directors, supervisors and employees) were:

	2000 RMB'000	1999 RMB'000
Basic salaries and allowances	650	480
Bonus	–	–
	650	480
Number of directors	4	5
Number of supervisors	1	–
Number of senior executives	–	–
	5	5

All five highest paid individuals were directors and supervisor of the Company, their emoluments have been included in Note 18(a). The emoluments paid to each of the five highest paid individuals during the years ended 31st December 2000 and 1999 were less than RMB1,000,000. During the year ended 31st December 31, 2000, no emoluments were paid to the five highest paid individuals as an inducement to join the Company or as compensation for loss of office.

19. Income Tax Expense

Taxation in the consolidated income statements comprised:

	2000 RMB'000	1999 RMB'000
Taxation		
- current	248,353	229,729
- financial refunds	(122,627)	(148,193)
	125,726	81,536
Deferred taxation	(2,718)	(98)
	123,008	81,438
Share of income tax of a associate company	2,152	2,394
	125,160	83,832

19. Income Tax Expense (Cont'd)

The reconciliation between current tax expense and the product of profit before taxation and minority interests in the accompanying financial statements multiplied by the applicable tax rate is as follows:

	2000				
	Shanghai-Nanjing Expressway and Nanjing Section	Jiangsu Xicheng and Jiangsu Guangjing	Nanjing-Shanghai Class 2 Highway	An Associate	Total
Profit before taxation and minority interests in the accompanying financial statements	600,421	73,679	138,960	11,458	824,518
Applicable tax rate	15%	–	–	33%	–
Tax at the applicable	90,063	–	–	3,781	93,844
Tax effect of income that are not assessable in determining taxable profit	(2,853)	–	–	(1,629)	(4,482)
Tax effect of expenses not deductible in determining taxable profit	3,600	–	–	–	3,600
Financial refunds not accrued for	11,723	–	21,958	–	33,681
Effect of deferred taxation on different tax rates	(1,483)	–	–	–	(1,483)
Tax expense in respect of current year	101,050	–	21,958	2,152	125,160

19. Income Tax Expense (Cont'd)

	1999				
	Shanghai-Nanjing Expressway and Nanjing Section	Jiangsu Xicheng and Jiangsu Guangjing	Nanjing-Shanghai Class 2 Highway	An Associated Company	Total
Profit before taxation and minority interests in the accompanying financial statements	540,330	15,315	152,580	8,243	716,468
Applicable tax rate	15%	15%	–	33%	–
Tax at the applicable tax rate	81,050	2,297	–	2,720	86,067
Tax effect of income not assessable in determining taxable profit	(1,856)	–	–	(326)	(2,182)
Tax effect of expenses not deductible in determining taxable profit	–	–	–	–	–
Effect of deferred taxation on different tax rates	(53)	–	–	–	(53)
Tax expense in respect of current year	79,141	2,297	–	2,394	83,832

Aggregate current and deferred tax relating to items charged or credited to equity:

	2000	1999
Deferred tax relating to revaluation of buildings	**(2,718)**	(98)

The Company and its subsidiaries are subject to EIT levied at a rate of 33% of taxable income based on its audited accounts prepared in accordance with the laws and regulations in the PRC.

Pursuant to relevant documents issued by the Finance Department of Jiangsu Province (the "Jiangsu Finance Department"), the Company was granted financial refunds equal to 18% of its taxable income in respect of EIT paid on the income generated from the operations of the Shanghai-Nanjing Expressway.

19. Income Tax Expense (Cont'd)

Pursuant to the relevant documents mentioned above, income generated from the operations of the Nanjing-Shanghai Class 2 Highway was granted financial refunds equal to 33% of its taxable income in respect of EIT.

Pursuant to relevant documents issued by the Jiangsu Finance Department, Jiangsu Xicheng and Jiangsu Guangjing were granted financial refunds equial to 18% of its taxable income in respect of EIT.

Pursuant to Cai Shui [2000]No.99 issued in October 2000, the above preferential tax treatment would remain effective until 31st December 2001.

Pursuant to Cai Shui [1994]No.1 issued by State Tax Bureau in 1994, and confirmed by Jiangsu Provincial Tax Bureau, Jiangsu Xicheng and Jiangsu Guangjing were entitled to full exemption from EIT for 2000 and a 50% reduction in EIT for 2001.

There were no Hong Kong profits tax liabilities as the Group did not earn any income assessable to Hong Kong profits tax.

20. Dividends

	2000	1999
Dividends declared before year end		
- Interim	–	–
- Final, RMB 0.08 (1999: RMB 0.06) per share	391,020	293,265
	391,020	293,265
Dividends proposed after year end, RMB 0.09 (Note 28)	453,397	391,020
	844,417	684,285

In accordance with the articles of association of the Company, the Company declares dividends based on the lesser of the unappropriated profit reported in the statutory accounts and that reported in the financial statements prepared in accordance with IAS (Note 12(d)).

The dividends for 2000 of approximately RMB 0.09 per share were proposed by board of directors on 11th April 2001, and are subject to approval by shareholders.

21. Earnings Per Share

The calculation of basic earnings per share is based on the net profit for the period attributable to ordinary shareholders of RMB 688,306,000 (1999: RMB 630,683,000), divided by the weighted average number of ordinary shares outstanding during the year of 4,891,436,025 shares (1999: 4,887,747,500 shares).

The diluted earning per share was not calculated because no potential shares existed.

22. Cash Generated from Operations

(a) Reconciliation from profit before tax and extraordinary item to cash generated from operations:

	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:		
Profit before taxation	**824,518**	716,468
Adjustments for:		
Provision for bad debts	**433**	–
Depreciation of property, plant and equipment and amortization of intangible assets	**252,628**	208,107
Amortization of land use rights	**23,527**	21,118
Loss on disposal of fixed assets	**35,112**	391
Share of profit from an associate	**(11,457)**	(8,243)
Interest income	**(26,536)**	(39,351)
Interest expenses	**46,991**	53,194
Operating profit before working capital changes	**1,145,216**	951,684
Decrease (increase) in prepayments and other receivables	**131,552**	(15,716)
Increase in due from a related party	**(800)**	–
(Increase) decrease in inventories and supplies	**(1,802)**	10,521
Increase (decrease) in due to a related party	**3,185**	(3,000)
(Decrease) increase in taxes payable, other payables and accruals	**(136,680)**	46,156
Cash generated from operations	**1,140,671**	989,645

22. Cash Generated from Operations (Cont'd)

(b) Purchase of property, plant and equipment

	2000	1999
Increase in property, plant and equipment	491,592	857,968
Add: Payables for purchase of property, plant and equipment, beginning of year	176,142	125,636
Due to a related party for purchase of property, plant and equipment, beginning of year	373	7,342
Less: Payables for purchase of property, plant and equipment, end of year	(167,031)	(176,142)
Due to a related party for purchase of property, plant and equipment, end of year	–	(373)
Cash paid for acquisition of property, plant and equipment	501,076	814,431

(c) Analysis of the balances of cash and cash equivalents

	2000	1999
Cash on hand	257	115
Fixed deposits	288,813	205,141
Saving deposits	681,923	743,505
	970,993	948,761

23. Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party, or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

(a) Name of related party and relationship

Name	Relationship with the Company
Jiangsu Communications Department	Previous ultimate controlling shareholder of the Company
Jiangsu Communications Holding Company Ltd.	The ultimate parent company
Wuxi Expressway Command Office	A subordinated entity of Jiangsu Communications Department
Taizhou Guangjing Expressway Command Office	A subordinated entity of Jiangsu Communications Department
Ninglian Ningtong Management Office ("Ninglian Management Office")	A subordinated entity of Jiangsu Communications Department
Jiangsu Kuailu	An associate of the Company

(b) Related party transactions

Apart from those disclosed in Notes 6, 8 and 13, the Group and the Company had the following significant related party transactions during the year ended 31st December 2000:

(i) Jiangsu Communications Holding Company Ltd.

The Group and the Company had aggregate banking facilities of approximately USD 9,800,000 (RMB equivalent 81,140,000) to finance the purchase of imported equipment and technology. Unused facilities as at 31st December 2000 amounted to approximately USD 3,741,000 (RMB equivalent 30,979,000) (1999: USD 4,196,000, RMB equivalent 34,741,000). These facilities were guaranteed by Jiangsu Communications Holding Company Ltd..

Pursuant to the agreement between the Jiangsu Communications Investment Corporation and the Company, on 29th December 2000, the Company acquired from Juangsu Communications Holding Company Ltd. (formerly known as Jiangsu Communications Investment Corporation) 17.83% share of registered capital represented 381,185,660 shares in Jiangsu Yangtze Bridge Company Limited ("Yangtze Bridge Company") for a cash consideration of RMB 472,670,218.

23. Related Party Transactions (Cont'd)

(ii) Jiangsu Communications Department

As at 31st December 2000, the Company had contributed approximately RMB 32,400,000 to an office building development project known as "Jiangsu Communications Building" which is controlled by the Jiangsu Communications Department. Jiangsu Communications Building Construction Office (a subordinated entity of Jiangsu Communications Deportment) is responsible for the construction of Jiangsu Communications Building. The development was completed in early 1998. In 1998, the Company has taken up certain floors in Jiangsu Communications Building for its own use as offices in return for its contribution. Title to these floors had not yet been transferred to the Company as at 31st December 2000.

(iii) Wuxi Expressway Command Office and Taizhou Guangjing Expressway Command Office

Pursuant to the main contractor's contracts entered into between Jiangsu Xicheng and Jiangsu Guangjing with Wuxi Expressway Command Office and Taizhou Guangjing Expressway Command Office respectively, the contractors have undertaken the construction of the Xicheng Expressway and Guangjing Expressway at a fixed cost of RMB 1,750,000,000 and RMB 750,000,000 respectively. Jiangsu Xicheng and Jiangsu Guangjing commenced operation on 28th September 1999.

(iv) Ninglian Management Office

On 8th April 1999 the Company entered into a service contract with Ninglian Management Office in respect of the daily operation of Nanjing Section. Pursuant to the service contract, Ninglian Management Office is responsible for, and provide the necessary labor and equipment to carry out toll collection and daily maintenance and repair of the Nanjing Section effective from 1st January 2000 for a term of thirty years. In return, the Company pays Ninglian Management Office a service charge at a fixed rate of 17% of the total toll collected per annum. For the year ended 31st December 2000, the service charge payable to Ninglian Management Office was approximately RMB 9,187,000.

(c) Related party balances

	As at 31st December 2000 RMB'000	As at 31st December 1999 RMB'000
Advances to Ninglian Management Office	**800**	–
Payable to Jiangsu Communications Building Construction Office	–	(373)
Service fee payable to Ninglian Management Office	**(3,185)**	–

24. Financial Instruments

(a) Fair values

The following methods and assumptions were used to estimate the fair value of each major class of the Group's financial instruments for which it is practicable to estimate that value:

(i) Cash and cash equivalents

The carrying amount approximates fair value because these assets either carry a current rate of interest or have a short period of time between the origination of the cash deposits and their expected maturity.

(ii) Prepayments and other receivables, payables on construction projects, provision for taxes and other payables

The carrying amount of prepayments and other receivables, payables on construction projects, provision for taxes and other payables approximates fair value because these are subject to normal trade credit terms.

(iii) Balances with related parties

No disclosure of fair values is made for balances with related parties as it is not practicable to determine their fair values with sufficient reliability since these balances are non-interest bearing and have no fixed repayment terms.

(iv) Long-term receivable

As of 31st December 2000, the carrying amount of long-term receivable approximates fair value based on current market interest rates for comparable instruments.

(v) Borrowings

As of 31st December 2000, the carrying amount of borrowings approximates fair value based on current market interest rates for comparable instruments.

(b) Credit risk

The carrying amounts of cash and cash equivalents, trade receivables, other current assets and long-term receivable represent the Group's maximum exposure to credit risk in relation to financial assets. No other financial assets carry a significant exposure to credit risk. The Group has no significant concentration of credit risk.

(c) Interest rate risk

The interest rates and terms of repayments of long-term receivable, short-term and long-term bank borrowings are disclosed in Note 8, Note 13(a) and Note 13(b).

25. Commitments

The Group and the Company had capital expenditure commitments of approximately RMB 28,000,000 (which had been contracted but not provided for), mainly to upgrade the present communications, surveillance and control and toll collection system for the Shanghai-Nanjing Expressway.

26. Impact of IAS Adjustments on Profit after Tax and Minority Interests/ Shareholders' Equity

The Group has prepared a separate set of statutory accounts in accordance with PRC laws and financial regulations ("PRC GAAP"). Differences between PRC GAAP and IAS resulted in differences in the reported balances of shareholders' equity and profit after taxation and minority interests of the Group which are summarised and explained as follows:

	Profit after taxation and minority interests for the year ended 31st December		Shareholders' equity as at 31st December	
	2000 **RMB'000**	1999 RMB'000	**2000** **RMB'000**	1999 RMB'000
As originally reported in statutory accounts	**691,317**	605,214	**13,343,475**	12,491,055
Effect of change in accounting policy in statutory accounts	**170**	(346)	**(433)**	(603)
As restated in statutory accounts	**691,487**	604,868	**13,343,042**	12,490,452
IAS adjustment:				
- Reversal of impact of change in accounting policy under statutory accounts	**(603)**	346	**–**	603
- Valuation, depreciation and amortization of property, plant and equipment	**26,570**	25,371	**(1,648,882)**	(1,675,452)
- Loss on disposal of staff quarters	**(31,866)**	–	**(31,866)**	–
- Deferred taxation	**2,718**	98	**–**	(2,718)
- Dividends proposed in subsequent period	**–**	–	**453,397**	391,020
	688,306	630,683	**12,115,691**	11,203,905

27. Subsequent Events

Pursuant to the resolution made by the Board of Directors subsequent to 31st December 2000, the Company will propose a final dividend of RMB 0.09 per share for 2000.

28. Change in Accounting Policy

During 2000, the Company changed its accounting policy with respect to the treatment of dividends declared after the balance sheet date. To conform to the treatment in IAS 10 "Events After the Balance Sheet Date", the Company now discloses the dividends declared after the balance sheet date as a subsequent events rather than recognising those dividends as a liability at the balance sheet date. This change in accounting policy has been accounted for retrospectively. The comparative consolidated financial statements have been restated to conform to the changed policy. The effect of the change is an increase in retained profit as at 1st January 1999, 1st January 2000 and 31st December 2000 of approximately RMB 293,265,000, RMB 391,020,000 and RMB 453,397,000.

29. Comparative Figures

Certain comparative's figures in the 1999 financial statements have been restated and reclassified to conform to the current year's presentation because management believes that current year's presentation is more appropriate to reflect the Group's financial position and operating results.

30. Approval of Financial Statements

The financial statements were approved by the board of directors on 11th April 2001.

DOCUMENTS AVAILABLE FOR INSPECTION

1. The accountants' report, signed by the legal representative, accountant director in charge of accounting, and accounting director and stamped with corporate seal;

2. The original copy of auditor's report, sealed by the public accountant and signed by a licensed accountant;

3. The original copy of corporate documents and announcements published by the Company in newspaper during the report period;

4. The interim reports and annual reports published by the Company.

5. Address: Secretary's office of the Company, at 27/F Jiangsu Communications Building, 69 Shigu Road, Nanjing, the PRC.

Website: http://www.jsexpressway.com

NATIONAL TRUNK HIGHWAY NETWORK
國內主幹線網絡


Heilongjiang 黑龍江
Tongjiang 同江
Harbin 哈爾濱
Changchun 長春
Shenyang 瀋陽
Dalian 大連
Yantai 烟台
Qingdao 青島
Lianyungang 連雲港
Beijing 北京
Shijiazhang 石家莊
Yellow River 黃河
Zhengzhou 鄭州
Houcheng 霍成
Urumqi 烏魯木齊
Lanzhou 蘭州
Xian 西安
Huai Yin 淮陰
Wuxi 無錫
Nanjing 南京
Shanghai 上海
Hangzhou 杭州
Ningbo 寧波
Hefei 合肥
Wuhan 武漢
Yangtze River 長江
Jiujiang 九江
Chengdu 成都
Choungqing 重慶
Changsha 長沙
Fuzhou 福州
Xiamen 廈門
Zhuhai 珠海
Foshan 佛山
Zhanjiang 湛江
Haikou 海口
Sanya 三亞

Tongjiang to Sanya
同江至三亞

Beijing to Zhuhai
北京至珠海

Lianyungang to Houcheng
連雲港至霍成

Shanghai to Chengdu
上海至成都

Beijing to Shanghai
北京至上海


Xuzhou
徐州
Henan Province
河南省

Shanghai-Nanjing Expressway
滬寧高速公路

Nanjing-Shanghai Class 2 Highway
寧滬二級公路

Xicheng Expressway
錫澄高速公路

Guangjing Expressway
廣澄高速公路

Completed Expressway or Class 1 Highway
已建成的高速或一級公路

Expressway under Construction
在建中的高速

Nanjing Section of Nanjing-Lianyungang Highway
寧連公路南京段

Yicao Expressway
宜漕公路



Province
Lianyungang
連雲港
Xinyi
新沂
Jiangsu
Province
江蘇省
Yellow Sea
黃海
Huai Yin
淮陰
Hongze Hu
洪澤湖
Gaoyou Hu
高郵湖
jiangdu
江都
Liu He
六合
Guangling
廣陵
Dongyang
東陽
Zhenjiang
鎮江
Jingjiang
靖江
Nantong
南通
Nanjing
南京
Danyang
丹陽
Jiangyin
江陰
Changzhou
常州
Cao Qiao
漕橋
Wuxi
無錫
Yi Xing
宜興
Tai Hu
太湖
Suzhou
蘇州
蘇嘉杭
高速公路
Anting
安亭
Shanghai

1、 載有法定代表人、主管會計工作負責人、會計機構負責人簽名並蓋章的會計報表；

2、 載有會計師事務所蓋章、註冊會計師簽名並蓋章的審計報告原件；

3、 報告期內公司在報紙上公開披露過的所有公司文件的正本及公告原稿；

4、 公司公佈的中期報告、年度報告。

5、 查閱地址： 中國南京石鼓路六十九號
江蘇交通大廈二十七樓本公司董事會秘書室

查閱網址：http://www.jsexpressway.com

27. 期後事項

根據於二〇〇〇年十二月三十一日以後作出的董事會決議，本公司將宣派二〇〇〇年度的年終股利每股人民幣0.09元。

28. 會計政策的變更

本公司於二〇〇〇年度改變了對期後股利宣派的會計政策。根據國際會計準則第十號「期後事項」的規定，本公司將期後宣派的股利作為期後事項在報表附註中予以披露，而不再將其確認為資產負債表日即已存在的一項負債。該項會計政策的變更採用追溯調整法。合併財務報表中一九九九年的比較數字已重新調整以符合變更後的會計政策。該項會計政策的變更增加了一九九九年一月一日，二〇〇〇年一月一日及二〇〇〇年十二月三十一日的未分配利潤約人民幣293,265,000元，人民幣 391,020,000元及人民幣453,397,000元。

29. 比較數字

本公司管理層確信二〇〇〇年度的表達方式能更合適地反映本集團的財務狀況和經營成果，故合併財務報表中一九九九年若干比較數字已重新編排分類以配合 二〇〇〇年的表達方式。

30. 財務報表之核准

本財務報表已於二〇〇一年四月十一日經董事會核准。

25. 承諾事項

於二〇〇〇年十二月三十一日，本集團及本公司的重大已簽訂但尚未執行之合約計約人民幣28,000,000元，系用於改善現時滬寧高速公路之通訊、監控及收費系統。

26. 根據國際會計準則所作調整對除稅及少數股東損益後綜合溢利及股東權益的影響

本集團依中國會計準則及有關法規編製了法定財務報表。依照中國會計準則和國際會計準則之差異導致了法定財務報表與依國際會計準則編製之財務報表產生差異。該差異主要滙總如下：

	除稅及少數股東損益後綜合溢利		股東權益	
	二〇〇〇年度 人民幣千元	一九九九年度 人民幣千元	二〇〇〇年十二月三十一日 人民幣千元	一九九九年十二月三十一日 人民幣千元
變更前法定報表所載	691,317	605,214	13,343,475	12,491,055
法定報表會計政策變更影響數	170	(346)	(433)	(603)
重編後法定報表所載	691,487	604,868	13,343,042	12,490,452
依國際會計準則所作調整：				
－回轉法定報表會計政策變更影響數	(603)	346	–	603
－不動產、廠場及設備評估增值及其折舊和攤銷	26,570	25,371	(1,648,882)	(1,675,452)
－出售員工宿舍損失	(31,866)	–	(31,866)	–
－遞延稅項	2,718	98	–	(2,718)
－於期後建議之股利	–	–	453,397	391,020
本報表之所載	688,306	630,683	12,115,691	11,203,905

24. 金融工具之公允價值

(a) 公允價值

本集團主要金融工具的公允價值採用如下方法及假設進行估計：

(i) 現金及現金等價物

由於現金及現金等價物享有現時利率，或自存款發生至其預期存款期滿的期限較短，因此現金及銀行存款的帳面值與其公允價值大致相同。

(ii) 應收款項，預付貨款及其他應收款，應付工程款，應交稅項和其他應付款

由於上述應收款項，預付貨款及其他應收款，應付工程款，應交稅項和其他應付款是在一般商業信用條款下發生的，因此其帳面淨值與其公允價值大致相同。

(iii) 與關聯方之餘額

由於與關聯方之餘額不計息，且無固定償還期限，因此其公允價值無法被可靠地計量並予以披露。

(iv) 長期應收款

於二○○○年十二月三十一日，根據可比較金融工具之現時市場利率，本集團估計長期應收款之公允價值與其帳面價值大致相同。

(v) 借款

於二○○○年十二月三十一日，根據可比較金融工具之現時市場利率，本集團估計借款之公允價值與其帳面價值大致相同。

(b) 信貸風險

現金及現金等價物，應收款項，其他流動資產及長期應收款之帳面淨值已反映了本集團有關財務資產的最高信貸風險。本集團並無其他財務資產有重大的信貸風險。本集團無重大集中的信貸風險。

(c) 利率風險

長期應收款，短期借款與長期借款之利率及還款期限載於附註8，附註13(a)及附註13(b)。

23. 關聯公司交易(續)

(ii) 江蘇省交通廳

本公司參與建設由江蘇省交通廳負責興建的江蘇交通大廈。本公司已支付人民幣32,400,000元，並於一九九八年遷入其中若干層樓面作辦公之用。截至二〇〇〇年十二月三十一日止，上述樓面的所有權證尚在辦理中。

(iii) 無錫高指及泰州高指

根據江蘇錫澄及江蘇廣靖分別與無錫高指及泰州高指訂立的總承包建築合同，錫澄高速公路及廣靖高速公路總承包價分別為人民幣1,750,000,000元及人民幣750,000,000元。錫澄高速公路及廣靖高速公路並於一九九九年九月二十八日建成通車。

(iv) 寧連管理處

本公司於一九九九年四月八日與寧連管理處訂立服務合約，依約，寧連管理將負責南京段的收費、日常保養和維修工作。本公司每年應按通行費總收入的17%支付寧連管理處。該項服務合約自二〇〇〇年一月一日起三十年。於二〇〇〇年本公司應支付該項服務費約人民幣9,187,000元(一九九九年：無)。

(c) 關聯公司款項餘額

	二〇〇〇年 十二月三十一日 人民幣千元	一九九九年 十二月三十一日 人民幣千元
為寧連管理處墊支	800	–
江蘇省交通大廈基建辦公室	–	(373)
應付寧連管理處服務費	(3,185)	–

23. 關聯公司交易

關聯方系指企業在財務或經營決策中，如果一方有能力直接或間接地控制另一方或對另一方施加重大影響。同時如果兩方同受一方控制或重大影響，亦將其視為關聯方。

(a) 本公司之關聯公司

名稱	與本公司之關係
江蘇省交通廳	本公司之前最終控股股東
江蘇交通控股有限公司	本公司的最終控股公司
無錫市高速公路建設指揮部（「無錫高指」）	江蘇省交通廳之下屬機構
泰州市廣靖高速公路建設指揮部（「泰州高指」）	江蘇省交通廳之下屬機構
江蘇省寧連寧通公路管理處（「寧連管理處」）	江蘇省交通廳之下屬機構
快鹿股	本公司之聯營公司

(b) 關聯公司交易

除附註6，8及13披露外，於二〇〇〇年度，本公司與關聯公司之重大交易如下：

(i) 江蘇交通控股有限公司

本公司於一九九八年向中國銀行江蘇省分行獲得借款額度計約9,800,000美元（折合人民幣81,140,000元），用於進口機器設備及技術。於二〇〇〇年十二月三十一日，尚未使用的借款額度約為3,741,000美元，折合人民幣30,979,000元（一九九九年：4,196,000美元，折合人民幣34,741,000元）。上述借款額度由江蘇交通控股有限公司提供擔保。

根據一九九九年四月八日本公司與江蘇交通投資公司之協議，本公司以人民幣472,670,218元收購江蘇交通控股有限公司（原江蘇交通投資公司）持有的江蘇揚子大橋股份有限公司381,185,660股，佔其註冊資本的17.83%。

22. 合併現金流量表補充信息(續)

(b) 不動產、廠場及設備

	二OOO	一九九九
不動產、廠場及設備增加	**491,592**	857,968
加：年初應付購置不動產、廠場及設備款	**176,142**	125,636
年初應付關聯公司購置不動產、廠場及設備款	**373**	7,342
減：年末應付購置不動產、廠場及設備款	**(167,031)**	(176,142)
年末應付關聯公司購置不動產、廠場及設備款	**–**	(373)
購置不動產、廠場及設備款支付現金數	**501,076**	814,431

(c) 現金及現金等價物分析

	二OOO 人民幣千元	一九九九 人民幣千元
庫存現金	**257**	115
銀行定期存款	**288,813**	205,141
銀行活期存款	**681,923**	743,505
合計	**970,993**	948,761

21. 每股溢利

二○○○年度每股溢利係以二○○○年度淨利潤約人民幣688,306,000元(一九九九年：人民幣630,683,000元)除以平均已發行股數4,891,436,025股(一九九九年度： 4,887,747,500股)計算所得。

因本公司無潛在的攤薄性股份，故攤薄每股盈利未予計算。

22. 合併現金流量表補充信息

(a) 除税及非常項目前利潤和經營活動產生現金流量的調節如下：

	二○○○ 人民幣千元	一九九九 人民幣千元
除税及少數股東權益前利潤	824,518	716,468
調整項目：		
計提壞帳準備	433	–
不動產、廠場及設備折舊及無形資產攤銷	252,628	208,107
土地使用權攤銷	23,527	21,118
處置固定資產損失	35,112	391
應佔聯營公司溢利	(11,457)	(8,243)
利息收入	(26,536)	(39,351)
利息費用	46,991	53,194
營運資金變動前之經營利潤	1,145,216	951,684
預付款及其他應收款減少(增加)	131,552	(15,716)
應收關聯公司款項增加	(800)	–
存貨及物料(增加)減少	(1,802)	10,521
應付關聯公司款項增加(減少)	3,185	(3,000)
應交税金，其他應付款及預提費用(減少)增加	(136,680)	46,156
營業活動產生之現金流量	1,140,671	989,645

19. 税項(續)

並根據上述有關文件，本公司有關經營寧滬二級公路的所得，可獲得數額相等於應課税所得的33%之財政返還。

根據江蘇省財政廳一九九七年的的有關文件，江蘇錫澄及江蘇廣靖可獲得數額相等於其應課税所得18%之財政返還。

根據財政部於二〇〇〇年十月頒佈的財税(2000)99號文，規定先按33%的法定税率徵收再返還18%，實徵15%的優惠政策將保留到二〇〇一年十二月三十一日。

根據財政部國家税務總局財税字(94)001號文，並經江蘇省地方税務局確認，江蘇錫澄及江蘇廣靖自二〇〇〇年度免徵所得税，二〇〇一年度減半繳納所得税。

由於本集團未有任何香港應税利得，故不需支付香港利得税。

20. 股息

	二〇〇〇	一九九九
資產負債表日前宣佈之股利		
－中期股利	–	–
－年終股利，每股0.08元		
(一九九九年：0.06元)	**391,020**	293,265
	391,020	293,265
資產負債表日後建議之股利，每股0.09元(附註28)	**453,397**	391,020
	844,417	684,285

根據本公司章程，股息分派按中國會計制度編製的法定帳目及國際會計準則編製的報表，兩者未分配利潤較低數額作為分派基礎(附註12(d))。

於二〇〇一年四月十一日，本公司董事會提議二〇〇〇年度股利每股人民幣0.09元(一九九九年度：人民幣0.08元)。此項股息建議分配方案尚需經下次股東大會決定。

19. 税項(續)

(人民幣千元)	滬寧高速公路	錫澄及廣靖高速公路	寧滬二級公路	聯營公司	合計
	一九九九				
損益表所載會計税前及少數股東權益前之利潤	540,330	15,315	152,580	8,243	716,468
實際適用税率	15%	15%	–	33%	–
按實際適用税率計算的所得税額	81,050	2,297	–	2,720	86,067
不須納税的收入所造成的所得税影響	(1,856)	–	–	(326)	(2,182)
不得抵扣的費用所造成的所得税影響	–	–	–	–	–
遞延税項不同税率對所得税費用之影響	(53)	–	–	–	(53)
當年度所得税費用	79,141	2,297	–	2,394	83,832

其中計入或從所有者權益中扣除的當期及遞延税項：

	二OOO	一九九九
與房屋重新評估有關的遞延税項	**(2,718)**	(98)

本公司及其附屬公司須遵照中國法律及法規編製審計帳目，並按應課税所得的33%繳納企業所得税。

根據江蘇省財政廳一九九七年的有關文件，本公司有關經營滬寧高速公路的所得，可獲得數額相等於應課税所得的18%之財政返還。

19. 稅項（續）

當年度所得稅費用與按會計所得額計算之所得稅費用的調節表如下所示：

	二○○○				
（人民幣千元）	滬寧高速公路	錫澄及廣靖高速公路	寧滬二級公路	聯營公司	合計
損益表所載會計稅前及少數股東權益前之利潤	600,421	73,679	138,960	11,458	824,518
實際適用稅率	15%	–	–	33%	–
按實際適用稅率計算的所得稅額	90,063	–	–	3,781	93,844
不須納稅的收入所造成的所得稅影響	(2,853)	–	–	(1,629)	(4,482)
不得抵扣的費用所造成的所得稅影響	3,600	–	–	–	3,600
未預提的財政返還	11,723	–	21,958	–	33,681
遞延稅項不同稅率對所得稅費用之影響	(1,483)	–	–	–	(1,483)
當年度所得稅費用	101,050	–	21,958	2,152	125,160

19. 稅項

於二○○○年度和一九九九年度，所得稅費用的明細如下：

	二○○○ 人民幣千元	一九九九 人民幣千元
稅項		
－當年應繳稅額	**248,353**	229,729
－可獲之財政返還	**(122,627)**	(148,193)
	125,726	81,536
遞延稅項	**(2,718)**	(98)
	123,008	81,438
應佔聯營公司所得稅	**2,152**	2,394
	125,160	83,832

18. 董事、監事及高級職員薪酬

(a) 董事及監事薪酬詳情如下：

	二〇〇〇 人民幣千元	一九九九 人民幣千元
執行董事酬金	1,120	840
非執行董事酬金	220	–
監事酬金	570	370
執行董事之其他薪酬		
一底薪及津貼	220	–
一花紅	–	–
非執行董事之其他薪酬	–	–
監事之其他薪酬	–	–
	2,130	1,210

截至二〇〇〇年及一九九九年十二月三十一日止年度，本公司及其附屬公司無任何董事或監事放棄其所獲薪酬。

(b) 最高薪酬之五名人士(包括董事、監事及雇員)之薪酬如下：

	二〇〇〇 人民幣千元	一九九九 人民幣千元
底薪及津貼	650	480
花紅	–	–
	650	480
董事人數	4	5
監事人數	1	–
高級職員人數	–	–
	5	5

最高薪酬的五名人士均為本公司董事及監事，其薪酬已列示於附註18(a)。截至二〇〇〇年及一九九九年十二月三十一日止年度，給五名最高薪酬的人士每人的酬金均少於人民幣1,000,000元。且本公司並未向最高薪酬之五名人士支付任何作為加盟本公司之酬金或離職之補償。

17. 除税及少數股東權益前綜合溢利

(a) 除税及少數股東損益前綜合溢利已(計入)或扣除下列各項：

	二OOO 人民幣千元	一九九九 人民幣千元
已計入：		
短期投資收益	**(13,360)**	–
利息收入		
一銀行存款	**(15,019)**	(26,979)
一長期應收款	**(11,517)**	(12,372)
	(26,536)	(39,351)
已扣除：		
利息費用		
一銀行貸款	**43,705**	32,376
一債券	**5,500**	22,000
	49,205	54,376
減：資本化為不動產、廠場及設備的利息費用	**(2,214)**	(1,182)
財務費用	**46,991**	53,194
員工成本		
一薪金及工資	**65,638**	43,199
一員工花紅及福利費	**8,975**	9,465
一提列統籌退休金(附註2(q))	**9,692**	4,059
不動產、廠場和設備折舊費用	**244,825**	199,845
土地使用權攤銷	**23,527**	21,118
攤銷無形資產	**7,803**	8,262
計提壞帳準備	**433**	–
滙兑損失，淨額	**–**	765
核數師審計費	**1,250**	1,250
員工宿舍處理損失	**31,866**	–

(b) 員工宿舍出售計劃

按《江蘇省省級機關出售公有住房實施細則》，本公司向職工出售相關員工宿舍。相關損失約人民幣32,000,000元已計入當年損益。

15. 收入，淨額(續)

收入相關稅項由營業稅及其他稅項組成。本公司及其附屬公司須按通行費收入、排障及清障收入、廣告收入和餐飲收入之5%繳納營業稅。除營業稅外，本公司及其附屬公司亦須繳納下列各種收入相關稅項：

- 按營業稅及應交增值稅額的7%徵收城市維護建設稅。

- 按營業稅及應交增值稅額的4%徵收教育費附加。

本公司及其附屬公司須繳付銷售油品的增值稅，按一般稅率17%徵收。購進油品或其他物料支付增值稅可抵扣銷售油品或其他物料時應繳的增值稅，以決定淨應付增值稅繳交有關政府部門。

16. 財務費用

	二〇〇〇 人民幣千元	一九九九 人民幣千元
利息收入	(26,536)	(39,351)
利息費用		
一銀行借款	43,705	32,376
一債券	5,500	22,000
減：資本化為不動產、廠場及設備的利息費用	(2,214)	(1,182)
利息費用合計	20,455	13,843

13. 借款（續）

(d) 應付長期債券

所有應付長期債券均並無抵押債券，由一非關聯企業擔保，年息為11%（一九九九：11%），債券於二〇〇〇年四月到期並償付。

14. 遞延稅項

本公司對財務報表中由於物業權益評估增值而產生之遞延所得稅進行認列，計提由此臨時性差異而產生的遞延所得稅負債約人民幣3,011,000元，同時衝減相應的評估增值金額（上述差異已於以前年度記入評估增值項下）。

由於本公司於二〇〇〇年度將員工宿舍樓等物業出售出本公司職工，相關遞延稅項及評估增值亦分別轉入當期利潤表及未分配利潤。

遞延稅項變動情況如下：

	二〇〇〇 人民幣千元	一九九九 人民幣千元
年初餘額	**2,718**	2,816
轉入利潤表	**(2,718)**	(98)
年末餘額	**–**	2,718

15. 收入，淨額

	二〇〇〇 人民幣千元	一九九九 人民幣千元
收入		
－通行費收入	**1,381,696**	1,138,385
－銷售汽油	**148,288**	96,540
－廣告收入	**11,148**	9,904
－排障及清障收入	**16,592**	7,131
－餐飲收入	**61,913**	45,144
	1,619,637	1,297,104
減：收入相關稅項	**(76,685)**	(63,180)
收入，淨額	**1,542,952**	1,233,924

13. 借款(續)

(b) 長期銀行借款

所有長期銀行借款均無抵押，其組成如下：

	年利率	二OOO 人民幣千元	一九九九 人民幣千元
長期銀行借款			
一美元西班牙政府借款自二OO七年至二O二六年分次到期	1%(一九九九：1%)；	**26,064**	22,302
一美元買方信貸借款自二OO一年至二OO六年分次到期	6.77%(一九九九：6.77%)；	**20,659**	24,097
減：一年內到期部份		**(3,437)**	(3,438)
長期部份		**43,286**	42,961

該等借款額度為9,800,000美元(折合人民幣81,140,000元)，由江蘇交通控股有限公司提供擔保，用於購買進口設備和技術。截止二OOO年十二月三十一日尚未使用的借款額度約為3,741,000美元(折合人民幣30,979,000元)(一九九九： 4,196,000美元，折合人民幣34,741,000元)。

(c) 長期銀行借款將於下列期間償還

	二OOO 人民幣千元	一九九九 人民幣千元
一定期間內的還款金額		
一一年內到期	**3,437**	3,438
一1－2年內到期	**3,437**	3,437
一2－5年內到期	**10,311**	10,312
一5年以上到期	**29,538**	29,212
	46,723	46,399
減：一年內到期之長期銀行部份	**(3,437)**	(3,438)
	43,286	42,961

12. 儲備（續）

(d) 根據本公司章程，可供分配的利潤乃係按中國會計制度編製確認的金額和按國際會計準則確認的金額兩者中孰低者。截至二〇〇〇年十二月三十一日，可供分配利潤約為人民幣939,556,000元（一九九九：約人民幣751,932,000元）。

依據法定帳目編製的財務報表及依據國際會計準則編製的財務報表中法定盈餘公積金及法定公益金的提取分析如下：

	依照法定帳目編製的財務報表		依照國際會計準則編製的財務報表	
	二〇〇〇 人民幣千元	一九九九 人民幣千元	**二〇〇〇 人民幣千元**	一九九九 人民幣千元
本年度淨利潤	**691,487**	604,868	**688,306**	630,683
提取法定盈餘公積金	**(75,229)**	(61,776)	**(69,088)**	(60,521)
提取法定公益金	**(37,614)**	(30,888)	**(34,544)**	(30,261)
評估增值轉列未分配利潤	**–**	–	**5,518**	198
本年度可供股東分配的利潤	**578,644**	512,204	**590,192**	540,099
未分配利潤,年初餘額	**360,912**	239,728	**824,775**	577,941
可供分配利潤合計	**939,556**	751,932	**1,414,967**	1,118,040
股利	**(453,397)**	(391,020)	**(391,020)**	(293,265)
未分配利潤，年末餘額	**486,159**	360,912	**1,023,947**	824,775

13. 借款

本集團及本公司

(a) 短期銀行借款

短期銀行借款系根據中國人民銀行的現行市場利率於一年內連息償還。於二〇〇〇年十二月三十一日，年利率為5.58%至5.85%（一九九九：5.31%至5.85%）。

12. 儲備

(a) 股本溢價

股本溢價包括發行法人股所產生的溢價，發行H股及A股之總發行收入超過股票面值並扣除因發行股票發生的相關費用，包括承銷佣金、中介機構費用及其他推介費用後的淨額，以及股東墊支及貸款折股溢價及土地使用權折股溢價。

(b) 評估增值

本公司滬寧高速公路的六個服務區及員工宿舍樓等物業經國際資產評估師評估產生的評估增值(附註3(a))於本集團及本公司的財務報表內列為評估增值。本集團及本公司每年轉列部份評估增值金額至未分配利潤，轉列金額係按國際資產評估師的評估值與按歷史成本計算的折舊的差額部份，並扣除相關的遞延税項。

由於本公司於二〇〇〇年度將員工宿舍樓等物業出售給本公司職工，相關遞延税項及評估增值亦分別轉入當期損益及未分配利潤。

(c) 法定盈餘公積金及法定公益金

根據公司法和本公司章程，本公司及其子公司需按中國會計制度編製的法定帳目税後利潤(彌補以前年度虧損後)提取10%的法定盈餘公積金。當該公積金已達本公司股本的50%時可不再提取。法定公益金的提取比例由董事會決定。

法定盈餘公積金和法定公益金用於指定用途，不能作為現金股利分配。法定公益金用於職工福利，如購買職工宿舍和其他職工用的設施，但不能用於支付職工福利費。購買的住房及設施的所有權仍屬於本公司。

本公司董事會建議二〇〇〇年法定盈餘公積和法定公益金的提取比例分別為 10%和5%(一九九九：10%和5%)，金額約計人民幣69,088,000元和 34,544,000元(一九九九：約人民幣60,521,000元和人民幣30,261,000元)。

11. 股本

於二○○○年十二月三十一日，本公司註冊、已發行及已繳足之股本為人民幣 5,037,747,500元(一九九九：人民幣4,887,747,500元)，分為5,037,747,500股(一九九九：4,887,747,500元)，每股面值人民幣1元。除國家股、國有法人股和法人股的股東必須為中國法人，H股由中國境外投資者持有並交易及A股由中國境內投資者持有並交易外，國家股，國有法人股，H股及A股享有同等權益。

二○○○年及一九九九年十二月三十一日止，股本情況如下：

	二○○○		一九九九	
	股數	金額 人民幣千元	股數	金額 人民幣千元
國家股	**2,781,743,600**	**2,781,744**	3,376,134,600	3,376,135
國有法人股	**599,471,000**	**599,471**	3,000,000	3,000
法人股	**284,532,900**	**284,533**	286,612,900	286,613
H股	**1,222,000,000**	**1,222,000**	1,222,000,000	1,222,000
A股	**150,000,000**	**150,000**	–	–
合計	**5,037,747,500**	**5,037,748**	4,887,747,500	4,887,748

(a) 於一九九七年六月二十三日，本公司以每股面值人民幣1元發行1,222,000,000 H股，每股發行價港幣3.11元(人民幣3.33元)。H股於一九九七年六月二十七日在香港聯合交易所有限公司上市。

(b) 本公司經中國證券監督管理委員會核准，以每股面值人民幣1元向社會公開發行150,000,000股境內上市人民幣普通股(「A股」)，每股發行價為人民幣 4.20元，發行總收入為人民幣630,000,000元，扣除發行費用後餘額為人民幣 614,500,000元。A股於二○○○年十二月二十二日至二十三日在上海證券交易所發行，並於二○○一年一月十六日在上海證券交易所上市交易。

8. 長期應收款(續)

根據上述協議，本公司截止二○○○年十二月三十一日應收定額承包金計人民幣 17,800,000元，包含收回投資款6,283,200元(一九九九：人民幣5,600,000元)，利息人民幣11,516,800元(一九九九：人民幣12,372,000)。

9. 無形資產

	本集團及本公司	
	二○○○	一九九九
	人民幣千元	人民幣千元
其他遞延資產		
成本	**39,406**	39,406
減：累計攤銷	**(36,218)**	(28,415)
淨值	**3,188**	10,991

其他遞延資產系建設滬寧高速公路相關的開發費用及電增容費。

10. 預付款及其他應收款

	本集團		本公司	
	二○○○	一九九九	二○○○	一九九九
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
應收利息收入	**4,498**	5,080	**4,498**	5,080
應收財政返還	**–**	119,164	**–**	116,407
應收宜漕公路公司利息收入	**17,800**	17,972	**17,800**	17,972
預付材料及設備款	**3,695**	1,653	**3,365**	1,653
其他	**15,438**	18,130	**13,743**	24,065
	41,431	161,999	**39,406**	165,177

7. 長期投資

根據一九九九年四月八日，本公司與江蘇交通投資公司之協議，於二〇〇〇年十二月二十九日，本公司以人民幣472,670,218元收購江蘇交通控股有限公司(原「江蘇交通投資公司」)持有的江蘇揚子大橋股份有限公司381,185,660股，佔其註冊資本的17.83%。

本集團及本公司截至二〇〇〇年十二月三十一日的長期投資如下(一九九九年：無)：

公司名稱	地點	註冊營業成立日	本公司所佔權益比例	註冊資本	主營業務
				人民幣千元	
江蘇揚子大橋股份有限公司(「揚子大橋」)	中國	一九九二年十二月三十一日	17.83%	2,137,248	投資、建設、經營及管理江蘇揚子大橋

8. 長期應收款

本公司於一九九八年十二月二十五日與宜興市交通建設發展有限公司(簡稱「宜興交通建設公司」)共同出資成立宜漕公路公司，營業期限自一九九八年十二月二十五日起十年。宜漕公路公司主要從事宜興與漕橋間公路的興建、經營與管理。宜漕公路公司註冊資本為人民幣120,000,000元，本公司出資人民幣58,800,000元佔資本的49%，宜興交通建設公司出資人民幣61,200,000元佔資本的51%。

根據一九九八年十二月三十一日簽定的補充協議，本公司除投入註冊資本金人民幣58,800,000元外，尚需投入建設資金人民幣117,600,000元。截止二〇〇〇年十二月三十一日止，本公司累計投入宜漕公路公司註冊資本金及建設資金人民幣 100,000,000元。根據上述補充協議，本公司全權委托宜興交通建設公司承包宜漕公路公司的經營活動。宜興交通建設公司將在宜漕公路公司經營期限內，自一九九九年起按年收益率17.8%，向本公司支付定額承包金。宜興市投資公司(宜興交通建設公司的控股公司)對上述承包金提供擔保。宜漕公路公司營業期滿後，本公司將不再獲得任何資產的分配。

6. 於聯營公司之投資（續）

於二〇〇〇年及一九九九年十二月三十一日，本公司之聯營公司如下：

名稱	註冊地點及成立日期	本公司直接所佔權益比例		註冊資本		主營業務
		二〇〇〇	一九九九	二〇〇〇 人民幣千元	一九九九 人民幣千元	
江蘇快鹿汽車運輸股份有限公司（「快鹿股份」）（原江蘇寧滬快速汽車客運有限責任公司（「寧滬快客」））	中國 一九九六年六月二十一日	**33.2%**	33.2%	**150,300**	107,705	提供客運服務

本公司於一九九八年四月二十九日與江蘇省汽車運輸公司（簡稱「運輸公司」，本公司及寧滬快客發起人之一）簽訂股權轉讓協議。依協議，本公司以人民幣 8,700,000元收購運輸公司持有快客公司15%的權益，然而，由於運輸公司涉及有關一項擔保的民事訴訟，上述運輸公司持有的權益被南京市中級人民法院（「法院」）凍結。一九九九年一月二十八日法院解除該凍結款項。因此本公司出資額由人民幣 23,200,000元增至人民幣 31,900,000元，本公司所持有權益由40%增至55%。

根據江蘇省交通廳蘇交財（1999）58號批復，寧滬快客獲准更名為江蘇快鹿汽車運輸有限責任公司（「快鹿運輸」），註冊資本並由原來的人民幣58,000,000元增至人民幣107,705,300元。

由於上述增資，本公司於一九九九年六月增加投資快鹿運輸人民幣5,963,400元，出資總額由人民幣31,900,000元增至人民幣37,863,400元。增資後，本公司所持快鹿運輸的權益變更為33.2%。

根據江蘇省人民政府蘇政複（1999）139號批覆，快鹿運輸改制為快鹿股份。註冊資本由原來的人民幣107,705,300元增至人民幣150,300,000元。快鹿股份於二〇〇〇年五月十二日設立，以其於一九九九年八月三十一日經審計的淨資產150,300,000元，向原股東發行150,300,000股股份，每股面值人民幣1元。增資後，本公司持有快鹿股份49,899,600股，佔其股份總數的33.2%。

5. 於子公司之投資(續)

應收子公司款項均無抵押，免息並無固定還款期限。

於二〇〇〇年及一九九九年十二月三十一日，本公司之子公司詳情如下：

公司名稱	註冊營業地點	成立日	本公司所佔權益比例 二〇〇〇	本公司所佔權益比例 一九九九	註冊及實收資本 二〇〇〇 人民幣千元	註冊及實收資本 一九九九 人民幣千元	主營業務
江蘇錫澄	中國	一九九七年九月十六日	**85%**	85%	**600,000**	600,000	高速公路的建設，管理及經營
江蘇廣靖	中國	一九九七年九月十六日	**85%**	85%	**250,000**	250,000	高速公路的建設，管理及經營

6. 於聯營公司之投資

	本集團及本公司 二〇〇〇 人民幣千元	本集團及本公司 一九九九 人民幣千元
投資成本	**49,900**	37,863
應佔投資後尚未分派的累計溢利	**2,294**	9,528
	52,194	47,391

本公司的董事認為以上認列的聯營公司的價值不少於截止二〇〇〇年十二月三十一日本公司對其投資的帳面金額。

4. 土地使用權

	本集團及本公司	
	二○○○ 人民幣千元	一九九九 人民幣千元
成本		
年初餘額	1,716,088	1,716,088
本年增加	–	–
年末餘額	1,716,088	1,716,088
累計攤銷		
年初餘額	55,084	33,966
本年攤銷	23,527	21,118
年末餘額	78,611	55,084
年末淨值	1,637,477	1,661,004
年初淨值	1,661,004	1,682,122

根據《中華人民共和國城鎮國有土地使用權出讓和轉讓暫行條例規定》，土地使用權期滿，土地使用權及其地上面建築物，其他附著物之所有權將由國家無償取得。

5. 於子公司之投資

	本公司	
	二○○○ 人民幣千元	一九九九 人民幣千元
投資成本	722,500	722,500
應佔投資後尚未分派的累計溢利	64,288	11,065
應收子公司款項	1,277,370	1,277,370
	2,064,158	2,010,935

本公司董事認為以上認列的子公司的價值不少於截至二○○○年十二月三十一日本公司對其投資的帳面價值。

3. 不動產、廠場及設備(續)

(b) 為發行H股並上市，本公司之不動產、廠場及設備於一九九六年十二月三十一日經中國資產評估師評估，不動產、廠場及設備之帳面淨額為人民幣 6,242,781,000元，評估值約人民幣7,995,916,000元，該評估致使資產增值約人民幣1,753,135,000元，並已載入本集團及本公司按中國法規編製之帳目內。除附註3(a)所述外，本集團及本公司按國際會計準則編製之帳目係按歷史成本記錄不動產、廠場及設備，因此載列於依照國際會計準則編製的財務報表內的不動產、廠場及設備，將較按中國法規編製之帳目為低。由於此項評估增值的差額將會對本集團及本公司物業可使用年限內法定帳目之經營業績產生影響，即增加本集團及本公司法定帳目內每年折舊和累計折舊。

(c) 於一九九七年六月二十七日，本公司以人民幣1,345,786,000元向江蘇省公路局收購寧滬二級公路為期十五年的土地使用權及經營權。

(d) 錫澄高速公路及廣靖高速公路於一九九九年九月二十八日建成通車。截止二〇〇〇年十二月三十一日，錫澄高速公路及廣靖高速公路的土地使用權尚在辦理中。

(e) 於一九九九年十二月三十日，本公司以人民幣448,200,000元向寧連寧通管理處收購寧連公路自二〇〇〇年一月一日起為期三十年的經營權。

(f) 在建工程

	二〇〇〇年 十二月三十一日	一九九九年 十二月三十一日
收費公路、構築物和設施購置安裝的支出 及其他直接成本	**59,756**	123,198
資本化的借款成本－利息支出	**3,396**	1,182
	63,152	124,380
平均資本化利率	**2%**	1%

3. 不動產、廠場及設備(續)

本公司

(人民幣千元)	收費公路、構築物及經營權	房屋及建築物	安全設施	通訊及監控設施	收費站及附屬設施	汽車	其他機器及設備	在建工程	合計
	一九九九								
成本									
年初	6,640,218	400,737	374,652	116,563	32,858	83,596	91,770	98,395	7,838,789
增加	–	2,210	14	9,244	3,786	6,013	6,232	86,754	114,253
在建工程轉入	–	4,900	–	36,128	13,476	700	5,565	(60,769)	–
減少	–	–	–	–	–	–	(532)	–	(532)
年末	6,640,218	407,847	374,666	161,935	50,120	90,309	103,035	124,380	7,952,510
累計折舊									
年初	183,286	28,669	73,605	13,172	8,227	8,801	22,128	–	337,888
增加	105,489	13,735	36,341	11,342	4,053	6,759	15,108	–	192,827
減少	–	–	–	–	–	–	(51)	–	(51)
年末	288,775	42,404	109,946	24,514	12,280	15,560	37,185	–	530,664
淨值									
年末	6,351,443	365,443	264,720	137,421	37,840	74,749	65,850	124,380	7,421,846
年初	6,456,932	372,068	301,047	103,391	24,631	74,795	69,642	98,395	7,500,901

(a) 本公司滬寧高速公路的六個服務區及員工宿舍樓等物業經資產評估師進行評估。評估增值約人民幣9,122,000元，已作為房屋及建築物載入於所附本集團及本公司的財務報表內。

本公司於二ＯＯＯ年經批准向其員工出售該等員工宿舍物業。損失約人民幣 32,000,000元計入其他營業費用，且相關未轉出之評估增值全部轉入未分配利潤。

3. 不動產、廠場及設備(續)

本公司

	二OOO								
(人民幣千元)	收費公路、構築物及經營權	房屋及建築物	安全設施	通訊及監控設施	收費站及附屬設施	汽車	其他機器及設備	在建工程	合計
成本									
年初	6,640,218	407,847	374,666	161,935	50,120	90,309	103,035	124,380	7,952,510
增加	448,200	7,628	–	–	–	1,002	6,059	24,401	487,290
在建工程轉入	–	280	–	47,492	39,554	–	–	(87,326)	–
減少	–	(38,494)	–	–	–	–	(648)	–	(39,142)
年末	7,088,418	377,261	374,666	209,427	89,674	91,311	108,446	61,455	8,400,658
累計折舊									
年初	288,775	42,404	109,946	24,514	12,280	15,560	37,185	–	530,664
增加	118,825	13,113	35,926	18,076	6,251	8,079	16,413	–	216,683
減少	–	(3,866)	–	–	–	–	(164)	–	(4,030)
年末	407,600	51,651	145,872	42,590	18,531	23,639	53,434	–	743,317
淨值									
年末	6,680,818	325,610	228,794	166,837	71,143	67,672	55,012	61,455	7,657,341
年初	6,351,443	365,443	264,720	137,421	37,840	74,749	65,850	124,380	7,421,846

3. 不動產、廠場及設備(續)

本集團

	一九九九年度								
(人民幣千元)	收費公路、構築物及經營權	房屋及建築物	安全設施	通訊及監控設施	收費站及附屬設施	汽車	其他機器及設備	在建工程	合計
成本									
年初	6,640,218	400,737	374,652	116,563	32,858	83,596	91,770	1,854,680	9,595,074
增加	–	2,210	14	9,243	3,786	6,013	6,233	830,469	857,968
在建工程轉入	2,253,908	87,300	76,110	123,228	13,476	700	6,047	(2,560,769)	–
減少	–	–	–	–	–	–	(532)	–	(532)
年末	8,894,126	490,247	450,776	249,034	50,120	90,309	103,518	124,380	10,452,510
累計折舊									
年初	183,286	28,669	73,605	13,172	8,227	8,801	22,128	–	337,888
增加	107,709	14,424	38,250	13,527	4,053	6,759	15,123	–	199,845
減少	–	–	–	–	–	–	(51)	–	(51)
年末	290,995	43,093	111,855	26,699	12,280	15,560	37,200	–	537,682
淨值									
年末	8,603,131	447,154	338,921	222,335	37,840	74,749	66,318	124,380	9,914,828
年初	6,456,932	372,068	301,047	103,391	24,631	74,795	69,642	1,854,680	9,257,186

3. 不動產、廠場及設備

不動產、廠場及設備之變動如下：

本集團

	二OOO年度								
(人民幣千元)	收費公路、構築物及經營權	房屋及建築物	安全設施	通訊及監控設施	收費站及附屬設施	汽車	其他機器及設備	在建工程	合計
成本									
年初	8,894,126	490,247	450,776	249,034	50,120	90,309	103,518	124,380	10,452,510
增加	448,200	8,530	–	–	–	1,616	6,165	27,081	491,592
在建工程轉入	–	911	–	47,844	39,554	–	–	(88,309)	–
減少	–	(38,494)	–	–	–	–	(648)	–	(39,142)
年末	9,342,326	461,194	450,776	296,878	89,674	91,925	109,035	63,152	10,904,960
累計折舊									
年初	290,995	43,093	111,855	26,699	12,280	15,560	37,200	–	537,682
增加	128,386	17,058	43,593	25,040	6,251	8,082	16,415	–	244,825
減少	–	(3,866)	–	–	–	–	(164)	–	(4,030)
年末	419,381	56,285	155,448	51,739	18,531	23,642	53,451	–	778,477
淨值									
年末	8,922,945	404,909	295,328	245,139	71,143	68,283	55,584	63,152	10,126,483
年初	8,603,131	447,154	338,921	222,335	37,840	74,749	66,318	124,380	9,914,828

2. 主要會計政策(續)

(s) 資產減值

本公司資產以不超過可收回金額計量。可收回金額為資產的銷售淨價與其使用價值中較高者。銷售淨價是資產在正常交易中的市場價格扣除處置費用後的金額。使用價值指預期從資產的持續使用和使用壽命結束時的處置中形成的估計未來現金流量的現值。於資產負債表日,本公司資產的帳面金額超過其可收回金額,列記資產減值損失計入當年度利潤表。

若有迹象表明上述減值損失不再存在或已減少,則應回轉以前年度認列的該項減值損失計入當年度收益。

(t) 或有事項

或有負債不在財務報表內予以確認。除非含有經濟利益的資源流出的可能性極小,否則或有負債應在財務報表註釋中披露。

或有資產不在財務報表中予以確認。但是當或有資產的經濟利益很可能流入時,才在財務報表附註中披露。

(u) 期後事項

本集團調整財務報表中已確認的金額,以反映資產負債表日已存在的狀況作出調整事項。非調整重大事項則在財務報表註釋中披露。

(v) 會計政策的變更

當法律或會計政策的制定者要求變更會計政策,或會計政策的變更能夠使公司的財務報表更恰當地反映其經濟事項及交易時,應當變更會計政策。

變更會計政策時應採用追溯調整法。當對以前年度的調整金額不能合理確定時,則採用未來適用法。

2. 主要會計政策(續)

(p) 借款費用

借款費用係指本公司及其子公司借入資金而發生的利息和其他費用，借款費用應於發生的當年度確認為費用，但可直接歸屬於收費公路，構築物及設施的購置，建造或生產的借款費用應通過資本化成為該資產成本的組成部份。借款費用資本化應開始於資產的支出及其借款費用發生時且為使資產達到其預定可使用或可銷售狀態所必要的準備工作正在進行中。借款費用的資本化(按加權平均法計算)直至該等資產其預定的可使用或可銷售狀態而必要的準備活動實質完成時應當停止。如果資產的帳面金額或其預期的最終成本超過其可收回的金額或可變現淨值，應將帳面金額減記或衝銷。

(q) 退休金費用

本集團參加由一政府機構管理的確定提撥的統籌退休金計劃。本集團全體退休員工均有權每年從該政府機構領取相當於退休時基本工資的退休金。本集團須按照職工基本工資總額的26%計提(其中本集團負責20%，餘下由職工負責)，交由中國政府有關部門統籌安排，退休職工的退休金由該部門統籌支付。

本集團對於退休金費用是按權責發生制的基礎計列的。

(r) 金融工具

金融性資產和金融性負債包括現金及現金等價物、長期應收款、應收應付款項及借款。有關確認及計量此類項目的會計政策分別列示於此附註會計政策中。

金融工具按有關合同約定的實質列示為負債或權益。金融工具若列示為負債，則其有關利息、股利、收益和損失均作為當年度損益。金融工具若列示為權益，則向其持有者的分派均直接抵減權益。本公司意圖對金融性資產和負債進行抵銷或以出售資產價款償還負債，則金融性資產和負債以抵銷後餘額列示。

2. 主要會計政策(續)

(m) 稅項

本公司及其子公司的所得稅是根據法定帳目所載的稅前利潤，增減不須課稅或不可扣除的各項收支項目，並考慮所有的稅賦優惠計算。

其他稅項根據適用於本集團的中國政府有關稅務法規提列。

遞延稅項乃採用資產負債表的負債法計提，該法系按財務報告計算的資產與負債與按稅法計算的資產與負債之間重大的臨時性差異計算。遞延稅項資產，除可合理估計未來有足夠的應課稅利潤用來抵扣該項遞延稅項資產外，不予確認。

(n) 收入認列

當交易產生的未來經濟利益很可能流入本集團，且有關收入和成本能夠可靠地計量時，才對收入加以確認。本集團按下列基準認列收入：

(i) 通行費收入

通行費收入主要指經營收費公路的通行費收入扣除收入相關稅捐後之淨額。通行費收入淨額於收取時予以確認。

(ii) 銷售油品收入

銷售油品收入於所有權轉移時予以確認。

(iii) 利息收入

利息收入按銀行使用本公司現金的時間及實際利率計算確認。

(o) 外幣換算

本公司及其子公司之會計帳目及記錄均以人民幣為記帳本位幣，人民幣為不可自由兌換的貨幣。外幣交易均以交易發生日的適用滙率換算為人民幣。於資產負債表日，以外幣計價的貨幣性資產和負債乃按該日的適用滙率折算成人民幣。以歷史成本計價的的非貨幣性資產和負債係按交易發生的滙率折算成人民幣。滙兌損益除已資本化者外均列入當年度利潤表。

2. 主要會計政策（續）

(i) 無形資產

無形資產以成本入帳。無形資產在未來經濟收益很可能流入本集團，並且其成本能夠可靠地計量時予以確認。無形資產於入帳後，以成本減累計攤銷及累計減值損失列記。其成本按直綫法在估計使用年限（五年）內攤銷。本集團每年對無形資產的攤銷期限和方法進行評估。

(j) 存貨

存貨按成本與可變現淨值孰低列記。成本按先進先出法計算，包括所有採購成本、加工成本以及使存貨達到目前場所和狀態而發生的其他成本。可變現淨值按估計售價減去估計完工及銷售所必需的估計費用後的價值。

存貨出售時，其帳面金額應在確認其相關收入的當年度，確認為費用。當存貨減記至可變現淨值形成的減記額和所有的存貨損失，都應在減記或損失發生當年度確認為費用，因可變現淨值增加而使減記的存貨重新記回的金額，應在重新記回當年度衝減已確認為費用的存貨金額。

(k) 應收款項

應收款項系以提取壞帳準備後的帳面值列示。

(l) 現金及現金等價物

現金係庫存現金及存放於銀行（或其他金融機構）的、可以隨時用於支付的存款。

現金等價物係期限短、流動性強且易於轉換為已知金額現金的投資，該等投資的原始期限不超過三個月且價值變動風險很小。

2. 主要會計政策（續）

(f) 不動產、廠場及設備及折舊（續）

除收費公路、構築物及經營權外，其他不動產、廠場及設備之折舊以原值減去3%的估計殘值後，在估計可使用年限內以直綫法計算。固定資產的估計可使用年限如下：

房屋及建築物	30年
安全設施	10年
通訊及監控設施	10年
收費站及附屬設施	8年
汽車	8年
其他機器及設備	5-8年

本集團定期對上述資產的使用年限和折舊方法進行評估。

不動產、廠場及設備退廢或處置時，除衝銷其相關成本，累計折舊及累計減值損失外，所形成的利得或損失亦列入當期利潤表。

(g) 土地使用權

滬寧高速公路的土地使用權按成本減累計攤銷入帳。土地使用權攤銷按償債基金法計提，以平均每年6%年率複合計算攤銷額。累計攤銷額於三十年經營期滿後相等於土地使用權之總成本值。

(h) 在建工程

在建工程指建造中之收費公路、構築物及設施，包括在建之建築及維修設施，以及待安裝機器，按成本列記。成本包括建造和購置成本及其他直接可歸屬成本，以及建造期間發生的與該等資產有關的借款利息支出及外幣借款滙兑損益。

當該等資產完工並可以使用時，其成本將轉至不動產、廠場及設備並提列折舊。

2. 主要會計政策(續)

(d) 聯營公司

聯營公司系指除子公司及合營公司以外，本公司對其具有重大影響的公司。重大影響即本公司能夠參與但並非控制聯營公司的財務及經營決策。

對聯營公司投資以權益法核算。當對聯營公司投資存在減值的迹象或以前年度已確認的減值損失不復存在時，將重新評估其帳面價值。

(e) 長期投資

長期投資是指意圖長期持有的投資，以成本減除減值損失計價。當長期投資存在減值的迹象或以前年度已確認的減值損失不復存在時，將重新評估其帳面價值。

在出售長期投資時，出售價款與該項投資帳面價值的差額確認為當年度損益。

(f) 不動產、廠場及設備及折舊

不動產、廠場及設備按成本減累計折舊及累計減值損失計價。資產的原始成本包括購買價及將該項資產達到可供使用的狀態和地點所需要支付的直接成本。

不動產、廠場及設備達到可供使用狀態和地點後的相關後續支出(如維修保養費用等)，如果由此導致可能流入本公司的未來經濟利益超過了原先估計的績效標準，則應增加這些資產的帳面價值。此外的任何其他後續支出都應在發生的當期確認為費用。

收費公路、構築物及經營權之折舊按償債基金法計提，滬寧高速公路，寧滬二級公路，寧連公路，錫澄高速公路及廣靖高速公路平均每年分別按6%，8%， 5%，8%及9%年率複合計算折舊額。累計折舊額於經營期(滬寧高速公路：三十年；寧滬二級公路：十五年；寧連公路：三十年；錫澄高速公路：三十年；廣靖高速公路：三十年)滿後相等於收費公路、構築物及經營權之總成本值。

2. 主要會計政策

編製本公司及本集團之財務報表所採用的主要會計政策如下：

(a) 編製基礎

所附財務報表乃按照國際會計準則以及香港公司條例之披露規定及香港聯合交易所有限公司證券上市規則而編製。該等準則與本公司及本集團所採用的會計準則存在差異。本公司及本集團之法定報表系採用中國會計準則以及適用於股份有限公司的有關財務及會計制度編製法定帳目(「法定帳目」)，有關國際會計準則對法定帳目的影響，揭示於附註26。

(b) 合併財務報表的編製方法

合併財務報表包括了本公司及子公司的財務報表及本集團對聯營公司之權益(附註2(c)及2(d))。

在編製合併財務報表時，已衝銷集團間的重大內部交易及往來餘額，包括集團間未實現利潤。對類似條件下的相同交易或者其他事項採用統一的會計政策。應付少數股東權益及損益已分別列示於合併資產負債表及合併利潤表。收購企業系採用購買法入帳。收購或出售附屬公司或聯營公司在收購日之後或出售日之前的經營成果計入合併財務報表。

(c) 子公司

子公司是指被本公司所控制的公司。控制即本公司能夠控制該子公司的財務和經營政策，並藉此從該公司的經營活動中獲得利益。

在本公司的財務報表中，對子公司的投資以權益法核算。當對子公司之投資存在減值的迹象或以前年度已確認的減值損失不復存在時，將重新評估其帳面價值。

1. 公司組織及財務報表之編製基礎

江蘇寧滬高速公路股份有限公司(「本公司」)於一九九二年八月一日在中華人民共和國(「中國」)註冊成立之股份有限公司。本公司主要從事投資、建設、經營和管理滬寧高速公路江蘇段(「滬寧高速公路」)、312國道江蘇段(「寧滬二級公路」)、南京至連雲港一級公路南京段(「寧連公路」)及其他江蘇省境內的公路,並發展公路沿綫的客運和其他輔助服務。

本公司分別於一九九七年六月及二〇〇〇年十二月發行境外上市外資股(「H股」)1,222,000,000股及境內上市人民幣普通股(「A股」)150,000,000股,每股面值人民幣1元。H股及A股分別在香港聯合交易所有限公司及上海證券交易所上市。

本公司於一九九七年九月十六日與華建交通經濟開發中心合資設立江蘇錫澄高速公路有限責任公司(「江蘇錫澄」)及江蘇廣靖高速公路有限責任公司(「江蘇廣靖」)。江蘇錫澄及江蘇廣靖分別從事錫澄高速公路及廣靖高速公路的建設和經營管理。該等高速公路均於一九九九年九月二十八日落成並通車。

本公司、江蘇錫澄及江蘇廣靖合稱本集團。

本公司之最終控股公司為註冊於中國的江蘇交通控股有限公司(原江蘇交通投資公司),截至二〇〇〇年十二月三十一日止,本公司共有在職員工1,561人(一九九九年:1,552人)。本公司註冊地址為中國江蘇省南京市石鼓路69號。

合併現金流量表

截至二〇〇〇年度及一九九九年度
(所有金額均以人民幣千元為單位)

	附註	二〇〇〇	一九九九
營業活動之現金流量			
營業活動之現金流入	22(a)	1,140,671	989,645
支付利息		(108,217)	(31,308)
已繳所得稅		(116,369)	(102,918)
營業活動之淨現金流入		916,085	855,419
投資活動之現金流量			
投資於聯營公司		–	(5,963)
長期應收款增加		–	(35,600)
長期投資增加	7	(472,670)	–
不動產、廠場及設備增加	22(b)	(501,076)	(814,431)
出售固定資產價款		–	90
收取利息		21,401	54,143
收取股利		4,503	4,120
投資活動之淨現金流出		(947,842)	(797,641)
融資活動之現金流量			
股本增發		618,345	–
短期銀行借款淨增加(減少)		15,000	(155,000)
長期銀行借款增加		3,762	45,960
償還長期銀行借款		(3,438)	(50,000)
償還長期債券		(200,000)	–
少數股東權益增加		–	129,515
支付股利		(379,680)	(293,265)
融資活動之淨現金流入(流出)		53,989	(322,790)
現金及現金等價物淨增加(減少)		22,232	(265,012)
現金及現金等價物,年初餘額		948,761	1,213,773
現金及現金等價物,年末餘額	22(c)	970,993	948,761

後附之附註為此合併財務報表的一部份

合併股東權益增減變動表

二○○○年度及一九九九年度
(所有金額均以人民幣千元為單位)

	股本 附註11	股本溢價 附註12(a)	評估增值 附註12(b)	法定盈餘公積金 附註12(c)	法定公益金 附註12(c)	未分配利潤 附註12(d)	儲備合計	股東權益總計
		儲備						
一九九九年一月一日 重編前餘額	4,887,748	5,265,954	5,716	86,085	43,043	284,676	5,685,474	10,573,222
期後股利分派之會計 政策變更(附註28)	–	–	–	–	–	293,265	293,265	293,265
一九九九年一月一日 重編後餘額	4,887,748	5,265,954	5,716	86,085	43,043	577,941	5,978,739	10,866,487
一九九八年十二月三十一日 以後宣佈的股利分配(附註20)	–	–	–	–	–	(293,265)	(293,265)	(293,265)
評估增值轉列減未分配利潤	–	–	(198)	–	–	198	–	–
一九九九年度利潤	–	–	–	–	–	630,683	630,683	630,683
利潤分配:								
一提撥法定盈餘公積金	–	–	–	60,521	–	(60,521)	–	–
一提撥法定公益金	–	–	–	–	30,261	(30,261)	–	–
一九九九年十二月三十一日	4,887,748	5,265,954	5,518	146,606	73,304	824,775	6,316,157	11,203,905
一九九九年十二月三十一日 以後宣佈的股利分配(附註20)	–	–	–	–	–	(391,020)	(391,020)	(391,020)
股本增發	150,000	464,500	–	–	–	–	464,500	614,500
評估增值轉列減未分配利潤	–	–	(5,518)	–	–	5,518	–	–
二○○○年度利潤	–	–	–	–	–	688,306	688,306	688,306
利潤分配:								
一提撥法定盈餘公積金	–	–	–	69,088	–	(69,088)	–	–
一提撥法定公益金	–	–	–	–	34,544	(34,544)	–	–
二○○○年十二月三十一日	5,037,748	5,730,454	–	215,694	107,848	1,023,947	7,077,943	12,115,691

後附之附註為此合併財務報表的一部份

合併利潤表

截至二○○○年及一九九九年十二月三十一日止年度
(所有金額除每股溢利外,均以人民幣千元為單位)

	附註	二○○○	一九九九
收入,淨額	15	1,542,952	1,233,924
經營成本		(658,920)	(480,583)
營業毛利		884,032	753,341
管理費用		(33,954)	(29,744)
其他營業費用,淨額		(16,562)	(1,529)
營業利潤		833,516	722,068
財務費用	16	(20,455)	(13,843)
應佔聯營公司溢利		11,457	8,243
除税及少數股東權益前利潤	17	824,518	716,468
税項	19		
一本集團		(123,008)	(81,438)
一聯營公司		(2,152)	(2,394)
除少數股東權益前利潤		699,358	632,636
少數股東權益		(11,052)	(1,953)
本年淨利潤		688,306	630,683
股利	20	453,397	391,020
每股收益	21		
一基本		人民幣0.1407元	人民幣0.1290元
一攤薄		不適用	不適用

後附之附註為此合併財務報表的一部份

	附註	二〇〇〇	一九九九
			(重編後(附註28))
股東權益及負債			
股東權益			
股本	11	**5,037,748**	4,887,748
儲備	12	**7,077,943**	6,316,157
股東權益合計		**12,115,691**	11,203,905
非流動負債			
長期銀行借款，減一年內到期部份	13(b)	**43,286**	42,961
遞延稅項	14,19	**–**	2,718
非流動負債合計		**43,286**	45,679
流動負債			
短期銀行借款	13(a)	**580,000**	565,000
長期銀行借款之一年內到期部份	13(b)	**3,437**	3,438
應付長期債券之一年內到期部份	13(d)	**–**	200,000
應付工程款		**15,909**	17,991
其他應付款		**78,717**	165,407
應付關聯公司款項	23	**3,185**	373
應交稅項	19	**30,817**	132,056
應付股利	20	**13,001**	1
流動負債合計		**725,066**	1,084,266
股東權益及負債總計		**12,884,043**	12,333,850

後附之附註為此合併財務報表的一部份

本年度之合併財務報表於四月十一日由董事會批准通過。

沈長全
董事長

陳祥輝
董事，總經理

二〇〇〇年及一九九九年十二月三十一日
(所有金額均以人民幣千元為單位)

	附註	二〇〇〇	一九九九
			(重編後(附註28))
資產			
非流動資產			
不動產、廠場及設備	3	**7,657,341**	7,421,846
土地使用權	4	**1,637,477**	1,661,004
於子公司之投資	5	**2,064,158**	2,010,935
於聯營公司之投資	6	**52,194**	47,391
長期投資	7	**472,670**	–
長期應收款,減一年內到期部份	8	**81,067**	88,117
無形資產	9	**3,188**	10,991
非流動資產合計		**11,968,095**	11,240,284
流動資產			
存貨及物料		**6,697**	4,953
應收關聯公司款項	23	**800**	–
預付款及其他應收款	10	**39,406**	165,177
長期應收款之一年內到期部份	8	**7,050**	6,283
現金及現金等價物		**861,995**	917,153
流動資產合計		**915,948**	1,093,566
資產總計		12,884,043	12,333,850

	附註	二OOO	一九九九
			（重編後（附註28））
股東權益及負債			
股東權益			
股本	11	5,037,748	4,887,748
儲備	12	7,077,943	6,316,157
股東權益合計		12,115,691	11,203,905
少數股東權益		343,951	343,953
非流動負債			
長期銀行借款，減一年內到期部份	13(b)	43,286	42,961
遞延稅項	14,19	–	2,718
非流動負債合計		43,286	45,679
流動負債			
短期銀行借款	13(a)	580,000	565,000
長期借款之一年內到期部份	13(b)	3,437	3,438
應付長期債券之一年內到期部份	13(d)	–	200,000
應付工程款		167,031	176,142
其他應付款		89,633	168,216
應付關聯公司款項	23	3,185	373
應交稅項	19	31,499	137,620
應付股利	20	22,395	1
流動負債合計		897,180	1,250,790
股東權益及負債總計		13,400,108	12,844,327

後附之附註為此合併財務報表的一部份

本年度之合併財務報表於二OO一年四月十一日由董事會批准通過。

沈長全
董事長

陳祥輝
董事，總經理

合併資產負債表

二〇〇〇年及一九九九年十二月三十一日
(所有金額均以人民幣千元為單位)

	附註	二〇〇〇	一九九九 (重編後(附註28))
資產			
非流動資產			
不動產、廠場及設備	3	10,126,483	9,914,828
土地使用權	4	1,637,477	1,661,004
於聯營公司之投資	6	52,194	47,391
長期投資	7	472,670	–
長期應收款，減一年內到期部份	8	81,067	88,117
無形資產	9	3,188	10,991
非流動資產合計		12,373,079	11,722,331
流動資產			
存貨及物料		6,755	4,953
應收關聯公司款項	23	800	–
預付款及其他應收款	10	41,431	161,999
長期應收款之一年內到期部份	8	7,050	6,283
現金及現金等價物	22(c)	970,993	948,761
流動資產合計		1,027,029	1,121,996
資產總計		13,400,108	12,844,327

致：江蘇寧滬高速公路股份有限公司全體股東

我們已對江蘇寧滬高速公路股份有限公司(以下簡稱「貴公司」)及其子公司(以下與貴公司合稱「貴集團」)二〇〇〇年及一九九九年十二月三十一日的合併資產負債表及截至該日止各年度的合併利潤表，合併股東權益增減變動表、合併現金流量表以及　貴公司二〇〇〇年及一九九九年十二月三十一日的資產負債表進行審計。編製合併財務報表是　貴集團管理階層的責任，我們的責任是依據我們的審計對此合併財務報表發表意見。

我們的審計是依據國際會計師聯合會頒佈的國際審計準則進行的。此準則要求我們規劃和執行審計工作以期能就財務報表是否存有重大錯誤，作合理的確定。審計工作包括抽查與財務報表所載數額和披露事項有關的證據，評價　貴集團管理階層所採用的會計原則和所作出的重大會計估計，及衡量財務報表的整體呈列。我們相信，我們的審計工作已為下列意見建立了合理的基礎。

我們認為，上述　貴集團合併財務報表以及　貴公司資產負債表在所有重大方面公允地反映了　貴集團及　貴公司二〇〇〇年及一九九九年十二月三十一日以及　貴公司資產負債表的財務狀況和截至該日止各年度的合併經營成果及合併現金流量，並符合國際會計準則委員會頒佈的國際會計準則及香港公司條例的規定的披露要求。

中國，香港

二〇〇一年四月十一日

茲公告本公司董事會決定於二零零一年六月八日(星期五)上午九時在中國南京本公司(石鼓路69號江蘇交通大廈)舉行二零零零年度股東週年大會(「股東大會」),藉以處理以下事項:

1、 審議和批准本公司截至二零零零年十二月三十一日止年度的董事會報告書;

2、 審議和批准截至二零零零年十二月三十一日止年度的監事會報告書;

3、 審議和批准本公司截至二零零零年十二月三十一日止期間的經審核帳目和核數師報告;

4、 繼續聘任香港安達信公司及安達信•華強會計師事務所為本公司的國際和國內核數師及授權本公司董事會擬定其酬金;

5、 確定二零零零年度末期股利分配方案;

二零零一年四月十一日董事會預案為每十股分現金紅利人民幣0.9元。

6、 在有必要時處理其它事務。

承董事會命
董事會秘書
姚永嘉 林志華

中國•南京
二零零一年四月十二日

附註:

(1) 凡持有本公司股份,並於二零零一年五月八日登記在冊的本公司股東,有權參加股東大會,但應填寫本公司年報所附之確認表並於二零零一年五月十七日前,將此表寄回本公司,詳見確認表及說明。

(2) 本公司將於二零零一年五月八日至二零零一年六月八日(首尾兩天包括在內)暫停辦理H股股份過戶登記手續,持有本公司H股股東,如欲獲派末期股息,須於二零零一年五月七日(星期一)下午四時前將過戶文件連同有關之股票交回本公司之過戶登記處,地址為香港中環德輔道中一九九號維德廣場二樓。A股股東的股權登記日,股息派發辦法和時間另行公告。

(3) 凡有權出席股東大會並有權表決的股東均可委託股東代理人(不論該人士是否股東)出席及投票。股東(或其代理人)將享有每股一票的表決權。填妥及交回授權委託書後,股東(或其代理人)可出席股東大會,並可於會上投票。

(4) 股東須以書面形式委託代理人,由委託人簽署或由被委託人簽署。如該委託書由被委託人簽署,則該授權委託書必須經過公證手續。經過公證的授權委託書和投票代理委託書須在大會舉行前二十四小時交回本次大會秘書處方為有效。股東週年大會適用的授權委託書將寄發予各股東。

(5) 大會會期半天,股東往返及食宿費自理。

(6) 聯系地址: 南京•石鼓路69號江蘇交通大廈27樓董事會秘書室
郵政編碼: 210004
電話 : 0086-25-4200999轉4716, 4706
傳真 : 0086-25-4466643, 4207788

(五)「三分開」情況

本公司與其控股股東實行人員獨立、資產獨立、財務獨立。

(六)聘任、解聘會計師事務所情況

繼續聘任香港安達信公司及安達信•華強會計師事務所為本公司的核數師。

(七)其他重大合同(含擔保等)及其履行情況

截至二零零零年十二月三十一日，公司正在履行及將要履行的重大合同包括：

1、 公司先後與有關銀行簽訂的共涉及人民幣626,723,400元金額之借貸款合同(正在履行)，其中涉及金額人民幣46,723,400元的借貸合同，由交通控股公司作為公司的擔保人。其中較為重要的合同是公司(借款人)與中國銀行江蘇省分行(貸款人或「轉貸行」)於一九九八年十月十五日在南京簽訂的轉貸協議。其主要內容包括：(1)貸款金額及用途：協議中所指的貸款限用於中國技術進出口總公司就滬寧高速公路項目所需設備和技術與出口商INDRASCA，S.A公司簽訂的商務合同總價款中外滙部份9,804,269.50美元；(2)貸款期限：根據「國外貸款協議」的規定，本貸款中政府貸款部分的用款期為商務合同生效後的12個月內，首次還款日為二零零七年一月十六日，貸款期限三十年，其中寬限期十年，還款期二十年，分四十次每半年等額償還一次；買方信貸部分的用款期為商務合同生效後十個月內，首次還款日不得遲於一九九九年七月，貸款期限為七年，分十四次每半年等額償還一次。

2、 公司一九九九年四月八日與公路管理處簽訂的《南京至連雲港公路南京段公路委託營運養護管理合同》(正在履行)，該合同的主要內容是，公司以每年收取寧連公路南京段公路車輛通行費總收入的17%的總價格，委託公路管理處對寧連公路南京段進行經營及養護的管理，二零零零年共支付人民幣9,186,761元。

九八年遷入其中若干層樓面作辦公之用。截至二零零零年十二月三十一日止，上述樓面的所有權證尚在辦理中。

(3) 根據一九九九年四月八日本公司與交通控股公司之協議，本公司以人民幣472,670,218元收購交通控股公司持有的揚子大橋公司381,185,660股股權，佔其註冊資本的17.83%。該項收購於二零零零年十二月二十九日完成。

(4) 公司一九九九年四月八日與公路管理處簽訂的《南京至連雲港公路南京段公路委託營運養護管理合同》，該合同的主要內容是，公司以每年收取南京段公路車輛通行費總收入的17%的總價格，委託公路管理處對寧連公路南京段進行經營及養護的管理。二零零零年有關費用為人民幣9,187,000元。

(5) 根據本公司及江蘇廣靖高速公路有限責任公司分別與無錫市高速公路建設指揮部及泰州市廣靖高速公路建設指揮訂立的總承包建築合同。錫澄高速公路及廣靖高速公司總承包價分別為人民幣1,750,000,000元及人民幣750,000,000元。錫澄高速公路及廣靖高速公路於一九九九年九月二十八日建成通車。

上述涉及關聯交易的合同、協議、以及其他相關文件，公司已對其進行了充份的披露。合同、協議的內容與形式，符合法律規定，公平合理，並無任何損害公司及公司股東利益的內容，合同、協議的簽署及獲得批准、通過的程序，亦符合法律規定。凡與關連人士進行交易，公司均已採取必要措施對小股東的利益進行保護，無任何損害小股東利益的行為。

本公司的獨立非執行董事，對以上所列的關連交易進行檢討，並確認：

a、 該等交易是於日常業務中進行；

b、 該等交易是按照有關合同及(1)按正常商務條款(即國內類似企業所進行的類似性質的交易條款)或(2)如無上述條款供比較，則按不差於本公司向第三方提供或由第三方提供本公司的條款進行；及

c、 該等交易對於公司股東而言屬公平和合理。

(一)重大訴訟

在該期間，本公司未發生重大訴訟、仲裁及行政處罰案件。截至二零零零年十二月三十一日，本公司沒有尚未了結的或者可以預見的重大訴訟、仲裁及行政處罰案件。

(二)公司、公司董事及高級管理人員受監管部門處罰的情況

在該期間，本公司未發生任何公司、公司董事及高級管理人員受監管部門處罰的情況。

(三)公司總經理變更情況

本公司於二零零零年十二月二十五日第三屆四次董事會聘請陳祥輝先生擔任公司總經理職務。

(四)重大關聯交易事項

1. **本公司的主要關聯方**

   (1) 本公司的發起人控股股東交通控股公司以及發起人股東江蘇交通建設集團有限公司(前為江蘇公路橋樑建設公司)和江蘇交通工程總公司；

   (2) 本公司控股股東交通控股公司的子公司：揚子大橋公司、無錫愛邦高聚物有限公司、江蘇全福賓館；

   (3) 本公司的附屬公司及聯營公司：江蘇錫澄高速公路有限責任公司、江蘇廣靖高速公路有限責任公司、江蘇快鹿汽車運輸股份有限公司、宜興宜漕公路有限公司。

2. **關聯交易的主要內容**

   本公司於二零零零年十二月三十一日止年度的關連交易：

   (1) 長期銀行借款約5,643,400美元(折合約人民幣46,723,000元)，年利率為1%和6.77%，由交通控股公司擔保。

   於二零零零年十二月三十一日，本公司向一家銀行獲得借款計約9,800,000美元(折合人民幣81,140,000元)，此項借款將用於進口機器設備及技術。截止二零零零年十二月三十一日尚未使用的借款額度約為3,741,000美元(折合人民幣30,979,000元)。上述借款由交通控股公司提供擔保。

   (2) 公司參與建設由江蘇省交通廳負責興建的江蘇交通大廈。本公司已支付人民幣32,400,000元，並於一九

速公路建設指揮部財務處科長、本公司財務處副處長。劉女士從事經濟管理及財務管理工作已二十年，積累了一定的經驗。

4. **董、監事薪資報酬情況**

本公司董、監事的年薪總額為：人民幣2,130,000元。

(二)公司員工的數量、專業結構、教育程度及退休職工人數情況

本公司在編人員1,561人，其中碩士學歷6人，本科學歷105人，大專學歷278人，中專學歷238人，高中及以下人員934人；本公司專業技術人員312人，其中高級專業技術人員20人，中級專業技術人員95人，初級專業技術人員197人。

截至二零零零年十二月三十一日，本公司有退休人員3人。

徐揚先生：監事，一九七二年出生，大學文化。現任江蘇交通控股有限公司辦公室副主任。曾在武警江蘇總隊、江蘇省交通廳政治部工作；具有多年從事行政管理、交通運輸，經濟工作經驗。

杜文毅先生：監事，一九六三年出生，高級經濟師。杜先生畢業於西安交通公路大學經濟系管理專業。一九八三年起在江蘇省南京交通學校財務會計教研室和江蘇交通規劃設計院工作，曾任財務材料室主任、江蘇偉信工程咨詢公司(中外合資)財務顧問等職務。自二零零零年十月任江蘇交通控股有限公司財務審計部副經理，並擔任江蘇揚子大橋股份有限公司監事、監事會主席職務。

馬寧女士：監事，一九五六年出生，大專學歷、會計師。現任華建交通經濟開發中心行政人事部副經理。馬女士自一九七五年起在交通部工作，任機關財務處會計職務；一九九零年一月起在中國航海學會工作，任會計職務；自一九九四年六月至今在華建交通經濟開發中心工作，現任部門副經理。

3. 高級管理人員

姚永嘉先生：董事會秘書，一九六四年出生，碩士、高級工程師，一九九二年八月加入本公司。姚先生曾先後任職江蘇省交通規劃設計院、江蘇省高速公路建設指揮部科長及本公司證券科科長，有超過十年從事工程管理、投資分析、融資及證券等經驗。

林志華先生：香港董事會秘書，一九六四年出生，英國特許秘書及行政人員公會會員及香港公司秘書公會會員，負責遵守香港有關規定的本公司秘書。林先生亦是本公司的香港公司秘書及傳票接受人，為本公司香港法律顧問一齊伯禮律師行的僱員。

耿流玉先生：一九五二年出生，大專、經濟師，一九九六年十月加入本公司，現任本公司總經理助理、兼任人力資源部經理。耿先生曾先後擔任江蘇新華船廠勞資科科員、江蘇省交通廳政治部勞資科副科長及科長、本公司人事勞資處副處長等職。耿先生從事經濟管理和人事工作二十多年。

吳贊平先生：一九六四年出生，大學、高級工程師，一九九二年八月加入本公司，現任本公司總經理助理、兼任工程技術部經理。吳先生曾先後擔任江蘇省高速公路建設指揮部副科長及科長、本公司工程技術處副處長等職。吳先生從事交通項目管理工作十多年。

劉偉女士：財務會計部經理，一九五六年出生，中專、會計師，一九九二年八月加入本公司，曾擔任江蘇省交通廳規劃計劃處副科級科員、江蘇省路橋公司財務部負責人及江蘇省高

崔小龍先生：董事，一九六一年出生，大學，會計師。崔先生自一九八四年起在江蘇省交通廳工作，曾任財務處科長、任江蘇交通投資公司副總經理；現任江蘇交通控股有限公司投資發展部副經理；並在江蘇揚子大橋股份有限公司任董事，在江蘇省交通企業協會任副秘書長等職務。具有十多年的企業管理和財務管理經驗。

王正義先生：董事，一九五八年出生，大學、高級工程師，現任江蘇交通建設集團董事長。王先生先後任江蘇省交通規劃設計院副院長、江蘇省交通廳駐馬達加斯加合營公司副總經理、總工程師等職。有近二十年從事公路設計、建設、管理等經驗。

獨立非執行董事

鄭張永珍女士：獨立非執行董事，一九三二年出生。鄭女士曾任香港特別行政區籌備委員會委員、中國全國政治協商會議委員會常務委員、中國國務院港澳辦及新華社香港分社香港事務顧問及香港管理專業協會企業發展中心主席。鄭女士也是大慶石油有限公司董事經理、瑞典愛立信電話有限公司中國高級顧問、富豪汽車國際有限公司高級顧問及ABB戴姆勒一奔馳交通公司中國有限公司高級顧問，具有幾十年商業投資和創業經驗，更榮獲瑞典國王卡爾十六世古斯塔夫頒發瑞典皇家北極星勇士勳章。

方鏗先生：獨立非執行董事，一九三九年出生，祖籍上海。六十年代畢業於美國麻省理工學院並取得化學工程碩士學位，現任香港肇豐針織有限公司主席、香港滙豐銀行非執行董事、全國政協委員。同時擔任重要工商貿團體及公共服務機構職位，如香港生產力促進局主席、香港菲臘牙科醫院管理局主席、香港紡織業聯合會名譽會長、香港羊毛化纖針織業廠商會名譽會長及紡織業咨詢委員會委員等職。

2. **監事**

鍾章萬先生：監事會主席，一九四三年出生，大專，一九九二年八月加入本公司，現為本公司投資證券部經理。鍾先生曾先後擔任江蘇省聯運公司副經理及江蘇省高速公路建設指揮部副處長、本公司證券處副處長等職。鍾先生長期從事經濟管理工作，具有豐富的經濟管理工作經驗，從一九九二年加入本公司後一直從事證券、投資融資等工作。

賈大康先生：監事，一九四三年出生，大學、高級工程師，一九九六年十月加入本公司，現任本公司資產管理部經理。賈先生曾擔任江蘇省公路局路政科副科長、科長，江蘇海員、公路運輸工會副主席，江蘇交通工程學會委員及秘書長、本公司路政處處長等職。賈先生從事經濟管理和交通管理工作近三十年。

(一)董事、監事及高級管理人員

1. 董事

執行董事

沈長全先生：董事長，一九四八年出生，經濟師。沈先生自一九八一年起曾任吳縣縣長、縣委書記；自一九九二年起擔任蘇州市副市長，長期主管蘇州市的城市與交通建設，並在一九九二至一九九七年期間主持蘇州高新技術開發區開發建設，具有豐富的工程與管理經驗；二零零一年一月任江蘇交通控股有限公司董事長。

周建強先生：董事，一九五三年出生，高級經濟師，高級工程師。一九八五年碩士研究生畢業。周先生自一九八五年起曾任江蘇省計劃經濟委員會處長；一九九七年任江蘇省國際信託投資公司副總經理；於一九九九年任江蘇省計劃經濟委員會副主任；二零零一年一月任江蘇交通控股有限公司副董事長、總經理。長期從事投資管理和金融、證券工作，具有豐富的經營和管理經驗。

朱耀庭先生：董事，一九四一年出生，高級會計師。朱先生畢業於上海海運學院，財務會計專業。一九六三年四月至一九九三年十月在交通部工作，曾任財務司司長；自一九九三年十月至今在華建交通經濟開發中心工作，現任華建交通經濟開發中心總經理。並在華北高速公路股份有限公司擔任監事會主席、廣西五洲交通股份有限公司擔任副董事長、江蘇揚子大橋股份有限公司擔任副董事長等職務。

陳祥輝先生：董事，一九六三年出生，大學、高級工程師。陳先生長期從事交通建設與管理工作，曾任江蘇省交通廳工程質量監督站副站長，江蘇省寧連寧通公路管理處處長，具有十多年的交通建設以及經營管理經驗。陳先生現任本公司總經理，並擔任江蘇廣靖、錫澄高速公路有限責任公司董事長，江蘇揚子大橋股份有限公司副董事長等職務。

李大鵬先生：董事、副總經理，一九五三年出生，大專、經濟師，一九九六年一月加入本公司。李先生曾先後擔任江蘇省交通規劃設計院副院長、江蘇快鹿汽車運輸股份有限公司董事長、江蘇錫澄高速公路有限責任公司總經理等職，具有二十多年經濟管理及運輸管理經驗。

劉步存先生：董事、副總經理，一九五零年出生，大學、經濟師，一九九二年八月加入本公司。劉先生曾任江蘇省交通廳辦公室副主任、江蘇省高速公路建設指揮部副處長、江蘇廣靖高速公路有限責任公司總經理等職，具有二十多年法律和經濟管理經驗。

范玉曙女士：董事，一九五二年出生，大專、會計師，現任江蘇交通控股有限公司財務審計部經理。范女士曾擔任江蘇省租賃公司交通業務部經理、江蘇交通投資公司副經理等職，有二十年從事金融、財務管理經驗。

監事會同意安達信公司向股東大會提交的本公司及本集團二零零零年度的審計報告，該報告的財務數據真實、準確地反映了公司的實際情況。

3、 公司募集資金使用情況

監事會認為：本公司在A股發行成功後，嚴格按照招股説明書所承諾的事項，積極進行揚子大橋公司股份的收購工作。截至二零零零年十二月三十一日，本公司已投資人民幣472,670,218元收購揚子大橋公司17.83%的股權，剩餘募股資金將繼續用於收購揚子大橋公司2.17%的股權。在募股資金的使用過程中，未發現有改變投資項目與投資金額的事項，收購程序依法進行。

4、 公司收購、出售資產情況

監事會認為：公司在揚子大橋公司股份的收購過程中，嚴格按照股東大會決議的要求進行，未發現有任何違反決議以及損害部分股東權益和造成公司資產流失的情況存在。

5、 公司關聯交易情況

監事會認為：本年度內公司所有涉及關聯交易的合同、協議、以及其他相關文件，公司已對其進行了充分的披露。合同、協議的內容與形式，符合法律規定，公平合理，並無任何損害公司及公司股東利益的內容，合同、協議的簽署及獲得批准、通過的程序，亦符合法律規定。凡關聯交易的一方是公司控股股東或原直接投資人江蘇省交通廳的，公司均按關聯交易處理規定辦理，充分維護小股東的權益，無任何損害小股東利益的行為。

監事會所有成員對公司的重大事項和經營管理狀況很了解，經常、及時地分析公司經營及管理狀況，對公司的管理、經營、投資開發新項目以及各項改革措施等提出合理性意見和建議，供公司高級管理層決策參考，推動公司決策科學化、管理規範化，促進了公司經濟效益的穩定增長。

監事會衷心感謝各位股東長期以來對公司的關心和支持，也感謝各位股東對本監事會工作的信任，本監事會的全體成員今後將積極認真地履行職責，對公司各項工作進行有效的監督，以維護公司的利益和股東的權益，給各位股東以滿意的回報。

承監事會命

鍾章萬
監事會主席

中國•南京
二零零一年四月十二日

(一)報告期內監事會會議情況

本公司於二零零零年五月二十五日在南京石鼓路69號江蘇交通大廈召開了第三屆一次監事會，出席會議的人員有監事鍾章萬先生、賈大康先生、耿流玉先生、吳贊平先生、邢國強先生以及本公司董事會秘書姚永嘉先生。經出席會議的各位監事表決，一致通過選舉鍾章萬先生為本公司第三屆監事會主席，主持本公司監事會日常工作。

(二)監事會報告書

致各位股東：

本公司監事會全體成員在二零零零年度內，嚴格按照《中華人民共和國公司法》和本公司章程之規定，忠實履行監事會職責，以維護股東和公司的合法權益為宗旨，以法律、法規和《上市規則》為準繩，圍繞本公司的管理、經營、效益和發展，本著誠信的原則，以積極、務實、審慎的工作態度，全面開展工作。本監事會通過列席公司各次董事會會議、總經理辦公會議，參與公司的重大決策，對公司董事、管理層及高級管理人員經營管理行為及公司的決策情況進行了全過程的有效監督，並對下列事項發表獨立意見：

1、 公司依法運作情況

監事會認為：本公司董事及高級管理人員在日常的經營管理中均能按照有關法律、法規以及《公司章程》和《上市規則》之規定，認真履行其職責，遵守上海證券交易所、香港聯合交易所及中國證監會之有關規定，建立完善的內部控制制度，以公司整體利益為出發點，積極、謹慎、勤勉地依法經營，決策程序合法有效。

本公司一年來未發生重大訴訟和被訴訟的事項；本公司董事、經理嚴格按照上市公司規範進行運作，其經營管理行為符合國家的法律法規、本公司章程以及廣大股東的利益，在執行公司職務時未發現有違反法律、法規或《公司章程》及侵害本公司利益和股東權益之行為。

2、 公司財務情況

監事會認真審核董事會工作報告和總經理報告，認真審核提交股東大會審議的二零零零年度財務報告和利潤分配方案等，認為本公司財務報告如實地反映了本公司的財務收支狀況和經營成果，實現的經營業績是真實的；各項費用支出是合理的；利潤分配方案兼顧了境內外股東的利益和本公司長期發展的利益；公積金、公益金等各項提留符合法律、法規和《公司章程》的規定。監事會對本公司二零零零年度取得的良好業績表示滿意。

用工制度、人事制度和分配制度，充分調動管理人員和內部員工的積極性，引進專業人才，進一步提高公司的競爭力。

陳祥輝
總經理

中國•南京
二零零一年四月十二日

(六)新年度業務發展計劃

二零零一年本公司管理層將對公司運作四年多來的經營管理工作進行全面總結，調整和完善公司的管理制度和經營機制，力求使公司所制定的經營方針更加正確，公司的管理制度更加完善，公司的日常運作更加規範，公司的經濟效益更加提高。

圍繞經濟效益中心，強化收費管理工作

二零零一年國際經濟環境繼續趨好，國內宏觀經濟仍將保持一定速度的增長，預計隨着中國加入世貿組織，進出口貿易量的增加，以及全省高速公路的聯網暢通，本公司所屬各條公路的交通流量將有較大幅度增長。本公司將抓住機遇，緊緊圍繞經濟效益中心，加強管理，認真稽查，對收費工作中出現的問題積極研究對策，採取有效措施，並力爭在二零零一年對本公司旗下的公路收費標準進行調整，確保主營收入穩定增長。

繼續加強項目研究，不斷注入優質資產

本公司將繼續進行揚子大橋公司部分股權收購工作，並積極開展項目可行性研究，繼續有選擇地參與投資或收購江蘇省內交通基礎設施及收費公路項目，開闢新的利潤增長點，不斷為公司的發展注入新的血液，進一步擴大公司資產規模。近期，本公司計劃收購蘇嘉杭高速公路，目前正在項目研究之中。

挖掘現有資源潛力，拓展非主營業務

本公司已成立非法人經營公司，主抓公司現有非主營業務的開發及拓展，在可行性研究及投入產出效益分析的基礎上，擴展現有的廣告、餐飲等業務並加大開發本公司所屬公路服務區及沿線豐富的物化資源，不斷拓展非主營業務，努力提高其經營效益；充分發揮資源優勢，利用現有三大系統的高科技優勢及高速公路中央分隔帶埋設的光纜，積極研究參與投資與交通行業有關的高科技項目；充分利用境內外兩個資本市場的融資渠道資源，為公司今後的發展提供有力的支撐。

加強道路養護管理，保持道路優良品質

公司將繼續堅持以道路質量為生命，堅持「預防為主，防治結合」的養護方針，進一步完善各項養護管理制度，開展養護技術研究，全面推行養護監理制度，加強工程養護的動態管理。今後將重點加強對路面和橋樑構造物的養護，依靠科技進步和科學管理努力提高養護水平，降低養護成本，使道路質量繼續保持優良，為過往車輛提供優質的行駛環境。

規範公司內部管理，完善法人治理結構

本公司在二零零一年將進一步深化改革，建立起完善的公司治理結構，推進體制創新、管理創新、技術創新，加強本公司內部的管理，嚴格控制收支計劃，加大財務管理和審計監督的力度，在企業內部建立起符合現代企業制度的

(三)在經營中出現的問題與困難及解決方案

隨着國家宏觀經濟調控政策繼續向基建項目傾斜，本公司憑藉基建項目的優勢與內部科學完善的管理，經營收益將穩定增長，目前在經營過程中尚未遇到重大問題與困難。

(四)公司利潤實現數與利潤預測數的比較

按中國會計準則，二零零零年本集團實現盈利人民幣691,487,000元(其中包括財政退稅收入人民幣122,627,000元)，不包括財政退稅為人民幣568,859,000元，為本公司發行A股而編製的盈利預測報告中盈利值人民幣587,521,000元的96.82%。

(五)公司投資情況

收購揚子大橋公司17.83%股權

按照本公司A股招股説明書的承諾，本公司在A股發行成功後用所募集的資金，於二零零零年十二月二十九日向交通控股公司收購其持有的揚子大橋公司17.83%的股權，總收購金額為人民幣472,670,218元。此項交易已刊載於一九九九年四月二十九日公告的股東通函中，並在一九九九年六月十八日召開的股東大會上獲得批准。

揚子大橋公司經江蘇省體改委蘇體生〔1992〕142號文批准，成立於一九九二年十二月三十一日，總投資額及註冊資本分別為3,374,000,000元及1,200,000,000元，該公司主要負責江陰長江公路大橋及其它交通基礎設施的建設、維護管理和經營。目前，該公司總股本為2,137,248,000股。

江陰長江公路大橋橫跨長江，是一座大跨度鋼懸索橋，主跨長約1,385米，為「中國第一、世界第四」，南、北引橋分別長約168米、1,518米，總長度約3,071米，為雙向六車道的收費大橋，設計車速為每小時100公里，設計通行能力為每日約60,000輛次，於一九九九年九月二十八日建成通車。

江陰長江公路大橋是京一滬高速公路與同江至三亞高速公路的共用段，其特殊地位決定了交通流量十分龐大，揚子大橋公司將從蓬勃的交通發展中取得重大利益，參股該公司預期將會獲得良好的投資回報。江陰長江公路大橋建成通車後，使本公司為主投資興建和管理運營的錫澄、廣靖高速公路以及滬寧高速公路無錫至上海段交通流量迅速提高。

於二零零一年一月一日起，本公司擁有揚子大橋公司381,185,660股股份，佔該公司約17.83%的權益，成為該公司第三大股東。今後，公司將繼續增持揚子大橋公司的股權。

廣靖高速公路

一九九九年九月廣靖高速公路開通以來，交通量一直保持較高速度增長。二零零零年該路累計上路車輛5,360,000輛，全年日均全程交通量8,977輛，比一九九九年增長20.15%；日均收費人民幣153,900元，比上年增長20.53%。二零零零年十二月北京至上海高速公路全線通車，京滬間的交通大通道形成，作為其組成路段的廣靖高速公路，十二月份日均收費額達人民幣179,200元，與上年同期相比增長44.28%。廣靖高速公路交通量的高速成長在二零零一年還將繼續顯現。

錫澄高速公路

自一九九九年九月錫澄高速公路開通以來，其交通流量及收費額均取得了一定幅度的增長。二零零零年該路累計上路車輛6,940,000輛，全年日均全程交通量8,963輛，日均收費人民幣212,900元，比上年增長14.53%。二零零零年十二月隨着北京至上海高速公路全線通車，作為其中一段的錫澄高速公路，日均收費達人民幣234,900元，與上年同期相比增長31.82%，增幅明顯加大。二零零一年這種大幅增長勢頭將會繼續保持。

江陰長江公路大橋

江陰長江公路大橋自一九九九年九月通車以來，過橋交通流量穩定增長。二零零零年日均過橋交通量14,162輛，日均收費人民幣460,800元，比一九九九年增長1.81%。二零零零年十二月北京至上海高速公路通車後，江陰長江公路大橋的過橋交通量大幅增長，同比增幅達16.18%。作為我國東部地區的「沿江大動脈」—北京至上海高速公路的重要組成部分，江陰長江公路大橋有其特殊的地位，決定了其交通流量增長空間很大，同時經江蘇省政府批准，二零零一年二月起調整江陰長江公路大橋通行費收費標準，平均提高約35%，預計該橋二零零一年通行費收入將會有較大幅度增長，該項目將成為本公司今後新的利潤增長點。

二零零零年日均收費額統計表

單位：千元／日

時間	寧滬二級公路	寧連公路南京段	廣靖高速公路	錫澄高速公路	江陰長江大橋
第一季度	554.1	149.9	124.4	178.7	401.4
第二季度	650.7	151.4	147.7	213.2	465.9
第三季度	655.2	140.2	168.8	230.2	496.0
第四季度	623.2	146.5	174.3	229.2	479.2
全年平均	620.9	147.2	153.9	212.9	460.8
年均比上年增長%	(4.08)	(2.58)			

寧滬二級公路

二零零零年寧滬二級公路運營狀況有所改善，一九九九年較大規模的集中維修後，道路質量及行車安全性、舒適性明顯提高。二零零零年該路日均過站收費車輛42,357輛，比上年下降1.29%，降幅比一九九九年減少3.71%。隨着寧滬二級公路週邊路網改造日趨穩定，以及本公司針對開放式道路收費對策的研究及實施，寧滬二級公路收費額下降的勢頭預期將在一定程度上得到遏制。

寧連公路南京段

一九九九年底本公司收購了寧連公路南京段三十年收費經營權，二零零零年該路全年通行費收入約人民幣53,880,000元，為二零零零年本公司的盈利增長作出了貢獻。受南京至連雲港高速公路拓寬改造工程的影響，二零零零年第三季度寧連公路南京段的交通流量處於較低水平，同時由於車型結構的變化，使得該路全年收費額較一九九九年下降2.58%。工程結束後，該路的交通流量已逐步恢復。寧連公路南京段作為由南京境內過江大橋通往江蘇北部地區的重要路段，在二零零一年三月底南京長江公路二橋建成通車後，該路的車流量預計將有一定的增長。

非主營業務持續良好

二零零零年，本集團在做好公路收費主營業務的同時，不斷拓展非主營業務，充分利用公路沿線物化資源，增加經營項目，強化經營目標考核，取得了良好的經營業績。本集團於二零零零年年底成立了非獨立法人的經營發展公司，主抓現有非主營業務的開發及拓展，努力提高經營效益。本集團二零零零年非主營項目收入總計約人民幣237,941,000元，比上年增長約49.91%。其中排障收入約人民幣7,038,000元，油品銷售營業額約人民幣148,288,000元，公路沿線發佈廣告收入約人民幣11,148,000元，餐飲收入約人民幣61,912,000元，對外養護收入9,555,000元。

完善道路養護體系，確保道路品質優良

公司建立完善的工程養護體制，堅持日常養護與專項養護相結合，以預防養護為主，對道路病害及時進行處理和修復，使道路優良率保持在95%以上；寧滬二級公路圍繞創建文明樣板路目標，對道路較差的路段進行了重點改造，使寧滬二級公路好路率達到90%以上。近期，公司正與有關科研單位合作，開展道路維修技術的研究，選用新材料、新工藝，提高養護質量，並為以後道路的大修做好技術儲備，以確保在設計年限內，道路處於較好的水平。

強化道路管理，確保安全暢通

公司採用國際先進的設備和技術對滬寧高速公路的收費、通信、監控系統進行完善和提高，初步建立了三級維修維護網絡，達到國內領先水平。通信方面開通了道路狀況實時電話查詢功能，使車輛在上路前及時瞭解道路狀況，同時對道路沿線可變情報板進行了更充分的利用，及時宣傳和發佈道路安全以及通行情況等信息，對道路上行駛車輛進行管理和疏導，確保車輛安全行駛。

2. 本公司所屬其他公路

二零零零年日均交通流量統計表

單位：輛／日

時間	寧滬二級公路	寧連公路南京段	廣靖高速公路	錫澄高速公路	江陰長江大橋
第一季度	38,241	10,864	7,288	7,766	12,675
第二季度	43,497	11,038	8,688	9,186	14,391
第三季度	44,768	10,269	9,845	9,442	14,911
第四季度	42,891	10,413	10,064	9,448	14,659
全年平均	42,357	10,644	8,977	8,963	14,162
年均比上年增減%	(1.29)	3.91			

滬寧高速公路歷年日均全程交通量圖



輛／日
19,000
18,000
17,000
16,000
15,000
14,000
13,000
12,000
11,000
10,000
10,402
12,121
13,964
16,235
18,087
1996年
1997年
1998年
1999年
2000年

滬寧高速公路歷年日均通行費收入統計圖



單位：千元
3,000
2,000
1,000
0
989.3
1,570.3
2,049.5
2,389.2
2,640.3
1996年
1997年
1998年
1999年
2000年

九年增長11.4%；全年累計通行費收入人民幣966,312,000元，日均人民幣2,640,300元，比上年增長10.5%。從下表對比數據分析，二零零零年七至十二月日均收費額較一至六月增長約8.9%，但與上年同期相比，下半年增幅低於上半年，其主要由於一九九九年下半年寧滬二級路集中維護，部分路段封閉施工，使滬寧高速公路交通量大幅上升，即一九九九年下半年收費額基數較大所致。

二零零零年滬寧高速公路交通量及收費額統計表

時間	二零零零年日均全程交通量（輛／日）	與一九九九年同期相比增減 %	二零零零年日均收費額（人民幣千元／日）	與一九九九年同期相比增減 %
一月	16,797	25.32	2,462.0	25.54
二月	14,733	7.70	2,128.4	8.31
三月	18,001	17.22	2,629.3	15.37
四月	19,184	15.94	2,802.9	16.34
五月	18,204	16.76	2,592.2	13.32
六月	17,254	16.98	2,530.5	15.95
七月	17,453	6.80	2,542.8	5.15
八月	18,432	9.57	2,687.3	8.78
九月	20,042	1.46	2,960.4	(1.29)
十月	19,033	3.63	2,769.5	2.47
十一月	18,963	8.28	2,783.9	8.91
十二月	18,837	13.67	2,778.5	15.00
全年平均	18,087	11.41	2,640.3	10.52

二零零零年滬寧高速公路平均車種構成圖


1.15
0.19
6.95
20.08
46.12
25.51
一類車
二類車
三類車
四類車
五類車
六類車

(2) 廣靖高速公路、錫澄高速公路在二零零零年全年產生效益，車流量保持高速增長；

(3) 新收購的寧連公路南京段全年通行費收入人民幣53,884,000元，成為本公司二零零零年盈利新的增長點；

(4) 良好的公路素質，加之嚴格的科學管理，有效控制了道路維護支出和營運管理成本。

本公司二零零零年經營業務獲利能力圖



財務費用
2.20%
收入相關稅金
4.69%
其他業務費用
13.45%
除折舊攤銷外營運成本
12.74%
固定資產折舊及推銷
18.48%
營業利潤
48.44%

(二)業務回顧

1. 核心資產－滬寧高速公路

交通流量穩定增長，主營收入持續上升

二零零零年江蘇省經濟仍以較快速度發展，全省對外貿易持續高速增長，社會需求全面回升。與一九九九年相比，全省國內生產總值增長約10.6%，進出口貿易增幅達46%，公路貨物、旅客運輸週轉量分別增長6.6%、7.3%。中國及江蘇經濟持續穩定地增長，為已投入運營第五年的滬寧高速公路交通量仍保持兩位數的增長，提供了良好的宏觀經濟環境。二零零零年滬寧高速公路累計上路車輛約19,950,000輛，全年日均全程交通量18,087輛，比一九九



總經理陳祥輝先生

(一)業績綜述

通車四年來，本公司一貫堅持穩健經營、規範管理、從嚴治企、依託主業、發展輔業的經營思想，經歷了工程建設型向高速公路經營管理型的轉變，取得了長足的進步，經濟效益連年攀升。滬寧高速公路上路車輛由開通第一年的12,450,000輛上升到二零零零年19,950,000輛，本集團由原來的滬寧高速公路單一管理發展到7個項目的經營和管理。

二零零零年本公司管理層嚴格按照董事會的要求，統一思想，明確目標，繼續圍繞以經濟效益為中心積極開展各項工作，全年實現營業總收入人民幣1,619,637,000元，扣除收入相關稅金後收入淨值約人民幣1,542,952,000元，比去年同期增長25.04%。其中滬寧高速公路通行費收入約人民幣966,312,000元，佔總收入的59.66%，寧滬二級公路通行費收入約人民幣227,249,000元，佔總收入14.03%，其他業務收入約人民幣237,941,000元，佔總收入的14.69%，寧連公路南京段通行費收入約人民幣53,884,000元，佔總收入的3.33%，廣靖高速公路、錫澄高速公路通行費收入分別為人民幣56,323,000元、人民幣77,928,000元，分別佔總收入3.48%、4.81%。本公司投資的江蘇快鹿公司、宜漕公司收益分別約人民幣9,305,000元、人民幣11,516,800元。其他投資收益人民幣13,359,600元。按中國會計準則，二零零零年本集團除稅後溢利約人民幣691,487,000元，每股盈利(攤薄)人民幣0.137元；按國際會計準則，二零零零年本集團除稅後溢利約人民幣688,306,000元，每股盈利人民幣0.141元。

期內本公司盈利取得理想增長的主要原因：

(1) 滬寧高速公路交通量穩定增長，全年累計通行費收入人民幣966,312,000元，較上年增加10.8%；

管理層工作討論與分析





中國加入世貿的

(5) 二零零零年十二月二十五日召開第三屆四次董事會。

會議審議通過以下事項：聘任陳祥輝先生擔任本公司總經理；調整公司內部管理體系；籌建江蘇現代路橋工程有限責任公司；聘請張全庚先生擔任公司高級顧問。

承董事會命

沈長全
董事長

中國·南京
二零零一年四月十二日

15. 最佳應用守則

本公司董事會尚未按照聯交所上市規則附錄14之「最佳應用守則」(「最佳應用守則」)之第14段，成立一個旨在檢討及監察本公司的財務滙報程序及內部控制的審核委員會(「審核委員會」)。但本公司的組織架構內已設立一個職能與之相若的監事會，所不同的是本公司的監事會成員由五人組成(其中一人為本公司員工)並由股東大會選出及罷免並向股東大會負責而非向董事會負責，而一個審核委員會的成員則為一家公司的非執行董事。除此以外，董事概無知曉任何有合理迹象顯示本公司在現時或在本期間任何時間內未有遵守最佳應用守則的資料。

16. 報告期內董事會會議情況

本年度本公司共召開了5次董事會，具體會議情況如下：

(1) 二零零零年四月十日召開第二屆十六次董事會。

會議審議通過以下事項：本公司一九九九年度的董事會報告書、監事會報告書、經審核帳目和核數師報告；繼續聘任安達信公司及安達信華強會計師事務所為本公司的核數師；確定一九九九年末期股利分配方案；董、監事換屆選舉；增加公司的經營範圍；發行A股後公司的所有滾存利潤由新舊股東一併享受。

(2) 二零零零年五月二十五日召開第三屆一次董事會。

會議審議通過以下事項：選舉徐華強先生為本公司第三屆董事會之董事長；批准委任姚永嘉先生及林志華先生為本公司第三屆董事會秘書。

(3) 二零零零年八月十四日召開第三屆二次董事會。

會議審議通過以下事項：提議章俊元先生擔任本公司董事；本公司截至二零零零年六月三十日止之六個月中期業績報告；宣佈不派發中期股息與各股東。

(4) 二零零零年十月十日召開第三屆三次董事會。

會議審議通過以下事項：同意徐華強先生辭去董事長職務；選舉章俊元先生為本公司第三屆董事會之董事長。

8. 儲備

儲備變動情況已載於財務報告註釋。

有關法定公益金的性質、應用、其變動及計算基準(包括所採用之百分比及用以計算之利潤數額)之詳情已載於財務報告註釋。

9. 職工養老金計劃

本公司參與由政府籌辦的養老金計劃，依照該計劃，二零零零年度本集團須支付相等於員工薪金的20%(另有6%由員工支付)，此項養老金已足額支付。政府籌辦的養老金將承擔對本公司退休員工支付養老金的責任。

10. 出售員工住房

根據國家《關於深化城鎮住房制度改革的方案》及江蘇省政府《關於江蘇省出售公有住房實施細則》等有關文件精神，本公司把現有的職工住房以政府規定的價格出售予本公司職工。於二零零零年十二月三十一日，按照香港聯交所年報披露要求，本公司已將出售員工宿舍損失及評估增值未攤銷部分，兩項共計人民幣31,866,000元計入本公司二零零零年度財務報告中。按中國會計準則編製的報告已根據財政部二零零一年一月七日財會[2001] 5號文件規定，該項出售員工宿舍的損失人民幣23,628,000元將於二零零一年調整減少年初未分配利潤，二零零零年暫列住房週轉金。

11. 優先購股權

根據本公司章程及中華人民共和國法律，本公司並無優先購股權規定公司需按持股比例向現有股東呈請發售新股之建議。

12. 委託存款

截至二零零零年十二月三十一日止，本公司未有存放於中國境內金融機構的委託存款，並未出現定期存款到期而不能償付的情況。

13. 貸款利率風險

截至二零零零年十二月三十一日止，本公司貸款餘額為人民幣626,723,000元，其中，人民幣貸款580,000,000元，西班牙政府貸款折合人民幣46,723,000元。本公司貸款利率加權平均約為5.55%，較去年同期下降了1.29%。

14. 所得税

根據國家財政部於二零零零年十月頒佈的「財税[2000] 99號」文，規定企業先按33%的法定税率繳納所得税後，返還18%，企業實際税負為15%，並將此優惠政策保留到二零零一年十二月三十一日。又根據財政部二零零零年七月頒佈的「財會[2000] 3號」文規定，所得税實行先徵後返還的公司，應當在實際收到返還的所得税時，衝減當期的所得税費用。二零零零年度，本公司已收到省財政返還的所得税費用人民幣122,627,000元。

按本公司章程規定，A股股息以人民幣支付，H股股息以港幣支付，滙率將採用二零零一年六月八日前一週中國人民銀行公佈的人民幣兑換港幣的滙率平均價計算。

預計二零零一年度股利分配政策，二零零一年將分配一次紅利，其分配比例將不低於該年度淨利潤的50%。本年度未分配利潤不用於下一年度股利分配。

4. 財務資料概要(由核數師報告摘錄)

本公司截至二零零零年十二月三十一日止二個年度之業績與總資產及股東權益已載於本年報第7頁。

5. 銀行貸款及其他借款

本公司於二零零零年十二月三十一日之銀行貸款及其他借款詳情已載於財務報告註釋。

6. 固定資產

年內固定資產之變動情況已載於財務報告註釋。

7. 附屬公司及聯營公司

於二零零零年十二月三十一日，本公司擁有的附屬公司及聯營公司如下：

附屬公司及聯營公司名稱(法人類別)	註冊成立日期及地點	本公司應佔股本權益	註冊資本(人民幣千元)	主要業務
江蘇錫澄高速公路有限責任公司(有限責任公司)	一九九七年九月十六日中國	85%	600,000	江蘇錫澄高速公路興建、管理、養護及收費，以及相關的物資儲存，汽車客、貨運輸，汽車維修
江蘇廣靖高速公路有限責任公司(有限責任公司)	一九九七年九月十六日中國	85%	250,000	江蘇廣靖高速公路興建、管理、養護及收費，以及相關的物資儲存，汽車客、貨運輸，汽車維修
江蘇快鹿汽車運輸股份有限公司(股份有限公司)	一九九九年八月十九日中國	33.2%	150,300	公路運輸，汽車修理，汽車(小轎車除外)及零配件銷售
宜興宜漕公路有限公司(有限公司)	一九九八年十二月二十五日中國	49%	120,000	江蘇宜興宜漕公路建設及經營管理服務
江蘇揚子大橋股份有限公司(股份有限公司)	一九九二年十二月三十一日中國	17.83%	2,137,250	主要負責江陰長江大橋及其他交通基礎設施的建設、維護管理和經營

2. 利潤分配

董事會建議就截至二零零零年十二月三十一日止本公司年度利潤分配方案如下：

	人民幣千元 (按國際會計準則)
除稅及少數股東權益前溢利	824,518
稅項	(125,160)
少數股東權益	(11,052)
股東應佔溢利	688,306
轉入	
法定公積金	(69,088)
法定公益金	(34,544)
任意公積金	–
評估增值轉列未分配利潤	5,518
本年度可供股東分配利潤	590,192
承前保留溢利	824,775
一九九九年度股息	(391,020)
保留溢利結轉	1,023,947
二零零零年度建議股息	(453,397)
每股盈利(加權平均)	人民幣0.141元

以上董事會建議之利潤分配方案，提呈二零零零年度股東週年大會審議批准。根據財政部有關規定和本公司章程，當按中華人民共和國會計準則和按國際會計準則審計，利潤有差異時，以低者為準。

3. 股息

二零零零年八月十四日，本公司董事會第三屆第二次會議決定向全體股東不派發中期股息。二零零一年四月十一日本公司董事會第三屆七次會議建議向全體股東派發末期股息每股人民幣0.09元(含稅)。

凡於二零零一年五月八日名列本公司名冊之H股股東均可獲派末期股息。H股停止過戶日期為二零零一年五月八日至二零零一年六月八日。A股股東的股權登記股息派發辦法和時間另行公告。

欲獲派末期股息之H股股東最遲應於二零零一年五月七日下午四時前將股票送往香港中環德輔道中一九九號維德廣場二樓香港中央結算(證券登記)有限公司辦理過戶登記手續。

有關A股及H股的末期股息之詳情需待於二零零一年六月八日召開的二零零零年度股東週年大會通過後公佈，派發末期股息的具體日期和程序另行公告。

(二)董事會報告

致各位股東：

董事會提呈董事會報告書及本集團截至二零零零年十二月三十一日止年度已審計之財務報告。董事會確信本報告所載資料不存在任何重大遺漏、虛假陳述或者嚴重誤導，並對其內容的真實性、準確性和完整性負個別及連帶責任，敬請各位股東閱覽。

1. 本集團業務及財務業績

本集團主要從事投資、建設、經營和管理滬寧高速公路及其江蘇省境內的公路，並發展該等公路沿線的客運及其輔助服務業(包括加油、餐飲、購物、汽車維修、廣告及住宿等)。

公司財務狀況

(按中國會計準則)

項目	二零零零年 (人民幣千元)	一九九九年 (人民幣千元)	增減 (%)
總資產	**15,057,227**	14,519,176	3.71
長期負債	**234,158**	263,661	(11.19)
股東權益	**13,343,042**	12,490,452	6.83
主營業務利潤	**881,805**	754,792	16.83
淨利潤	**691,487**	604,868	14.32

主要變動原因：

總資產增加原因為經營活動產生的淨現金流量、收益及發行A股所形成。

長期負債減少的主要原因為按財政部有關規定將公司出售員工住房淨損失轉到「住房週轉金」科目所致。

股東權益增加原因為A股發行增加股本、資本公積及經營活動產生的未分配利潤。

本集團截止二零零零年十二月三十一日止年度之經審計綜合業績和本公司及本集團於二零零零年十二月三十一日按國際會計準則之財務報表，已分別刊載於本年報第51頁至94頁。

的成功發行使公司成為為數不多的在香港和國內同時上市的企業，聯通了境內、境外資本市場，形成了兩條融資渠道，為公司今後的發展提供了一個更有利的支撐。A股於二零零一年一月十六日在上海證券交易所上市。

未來幾年，中國仍將加強公路基礎設施建設。隨著中國及長江三角洲地區經濟的迅速發展，高速公路建設正以前所未有的速度發展，僅江蘇省二零零一年就將投入人民幣200多億元，從二零零一年到二零零五年整個「十．五」期間，江蘇將建成高速公路1,200公里，到「十．五」期末，全省高速公路總里程將達到2,300公里。

公路業務仍將是本公司的核心業務，我們將立足於江蘇公路行業，利用整個宏觀環境穩健發展的新機遇，抓住有利時機繼續收購或參股江蘇省內的交通項目，適當地參與其他基礎建設項目和行業以外的優質項目，擴大公司規模，增加公司未來的盈利水平，樹立「寧滬高速公路品牌」形象，提高公司的競爭力。

本公司將繼續加強行業研究，充分利用同時擁有境內、境外兩個資本市場運作的有利條件，發揮籌資融資的功能，積極尋找符合我們投資回報和增長要求的投資機會。

為配合本公司的長遠戰略發展，我們將進一步深化改革，規範運作，建立和完善現代企業制度，完善公司法人治理結構，推進體制創新、管理創新和技術創新，實現勞動、人事、分配三項制度的改革，改善薪酬體系，充分吸引人才和調動員工的積極性。

二零零零年本公司經營取得了較好的成績，為此，本人謹代表董事會向全體員工在過去一年的辛勤工作，向各位股東對本公司的鼎力支持，表示衷心的感謝！本人深信，在新的一年中，本公司將會創造更好的經營業績，給各位股東帶來滿意的回報。

承董事會命



沈長全
董事長

中國．南京
二零零一年四月十二日



董事長沈長全先生

(一)董事長報告書

致各位股東：

本人欣然提呈江蘇寧滬高速公路股份有限公司及附屬公司(「本集團」)截至二零零零年十二月三十一日止年度的經營業績。

截至二零零零年十二月三十一日止之年度，本集團營業額為人民幣1,619,637,000元，按照中國會計準則，除稅後溢利為人民幣691,487,000元，較一九九九年度增加14.32%；按照國際會計準則，除稅後溢利為人民幣688,306,000元，較一九九九年度增加9.14%。

本公司董事會(「董事會」)建議派發截至二零零零年十二月三十一日止年度之末期股息每股人民幣0.09元(含稅)。該項末期股息待股東於二零零一年六月八日在中國南京召開的股東週年大會批准後，將派發本公司股東。

H股股息以人民幣計算，以港幣支付，滙率將採用股息派發前一個星期中國人民銀行公佈的人民幣兑換港幣的平均收市價。

二零零零年本公司繼續貫徹以經濟效益為中心，道路質量為生命，安全生產為保障，優質服務為宗旨，科技進步為動力的指導思想，重點抓收費、道路養護和非主營業務，確保了全年任務的完成，保持了道路質量的優良。

本公司投資建設的廣靖高速公路及錫澄高速公路，於一九九九年九月二十八日建成通車，在二零零零年中交通流量和收費收入逐步增長，已成為公司利潤的一個新的增長點。

在一九九九年年底本公司完成了寧連公路南京段的收購工作，收購價為人民幣448,200,000元，本公司的收費經營年限為自二零零零年一月一日起三十年。此路在二零零零年收費收入全部歸入本公司，為本公司的盈利增長做出了貢獻。

二零零零年十二月，本公司150,000,000股A股在上海證券交易所成功發行，募集資金約人民幣630,000,000元，並成功收購了揚子大橋公司17.83%的股份，成為該公司第三大股東。A股

緊密聯繫

江蘇省內
四通八達



董事會報告



(二)二零零零年第一次臨時股東大會

本公司於二零零零年十月十日(星期二)在中國江蘇省南京市石鼓路69號(江蘇交通大廈)召開了二零零零年第一次臨時股東大會。

經臨時股東大會的普通決議案審議通過以下議案：

批准章俊元先生任本公司董事，並簽訂服務合同。

本公司已於二零零零年十月十一日將臨時股東大會決議分別刊登於中國證券報、香港南華早報、香港經濟日報。

(三)選舉、更換董、監事情況

1、 本公司於二零零零年五月二十五日召開了一九九九年度股東週年大會，經出席會議的股東表決，選舉產生了本公司第三屆董、監事會成員。

董事會成員為：徐華強先生、李大鵬先生、張全庚先生、劉步存先生、范玉曙女士、樂家驊先生、王正義先生、徐軼群女士，獨立非執行董事張永珍女士、方鏗先生。董事會選舉徐華強先生為本公司董事長。

監事會成員為：鍾章萬先生、賈大康先生、耿流玉先生、吳贊平先生、邢國強先生。監事會選舉鍾章萬先生為本公司監事會主席。

2、 二零零零年十月十日，公司召開了二零零零年第一次臨時股東大會，審議通過章俊元先生加入本公司董事會。並召開了第三屆三次董事會，批准徐華強先生因退休辭去本公司董事、董事長職務，選舉章俊元先生為本公司董事長。

(一)一九九九年度股東週年大會

本公司於二零零零年五月二十五日(星期四)在中國江蘇省南京市石鼓路69號(江蘇交通大廈)召開一九九九年股東週年大會(「股東大會」)。

經股東大會的普通決議案審議通過以下議案：

一、 批准本公司截至一九九九年十二月三十一日止年度的董事會報告書。

二、 批准本公司截至一九九九年十二月三十一日止年度的監事會報告書。

三、 批准本公司截至一九九九年十二月三十一日止期間經審計的帳目和核數師報告。

四、 批准續聘安達信•華強會計師事務所和安達信公司為本公司二零零零年度中國及香港核數師，並授權董事會決定其酬金的方案。

五、 批准本公司一九九九年度末期股利分配方案，同意按每十股派現金人民幣0.80元，派發與二零零零年四月二十五日列於本公司股東名冊的股東。

六、 審議和批准公司繼續執行第六次股東大會作出的發行150,000,000股A股並上市和修改公司章程的特別決議(註)；A股發行成功後，新舊股東將一併享受本公司所有滾存未分配利潤。

七、 選舉產生公司第三屆董事會、監事會成員。

本公司於二零零零年五月二十六日將股東大會決議分別刊登於中國證券報、香港南華早報、香港經濟日報。

(註：A股上市後，本公司根據股東大會決議案的要求，對《公司章程》相關條款作了修改，並在二零零一年四月十一日董事會上確認通過)

3. 公司主要股東情況簡介

截止二零零零年十二月三十一日，持有本公司股本權益百分之十以上的股東如下：

股東名稱	A股股份數目	佔股份總額百分比(%)
江蘇交通控股有限公司	2,781,743,600	55.22
華建交通經濟開發中心	597,471,000	11.86

(1) 根據蘇政復[2000] 132號《省政府關於成立江蘇交通控股有限公司的批復》，公司控股股東原江蘇交通投資公司於二零零零年九月十五日正式變更設立為江蘇交通控股有限公司。

該控股公司由省政府出資設立，授權控股公司為具有投資性質的國有資產經營單位和投資主體，法人代表：沈長全，其經營範圍為：在省政府授權範圍內，從事國有資產經營、管理；有關交通基礎設施、交通運輸及相關產業的投資、建設、經營和管理；實業投資，國內貿易(國家有專項規定的報經審批後經營)。

(2) 華建交通經濟開發中心於一九九三年十二月十八日設立，為全民所有制企業，法定代表人：朱耀庭，其經營範圍為：主營公路、碼頭、港口、航道的綜合開發、承包建設；交通基礎設施新技術、新產品、新材料的開發、研製和產品的銷售。兼營建築材料、機電設備、汽車(不含小轎車)及配件、五金交電、日用百貨的銷售；經濟信息咨詢；人才培訓。

4. 董事及監事之持股情況

截止二零零零年十二月三十一日，本公司的董事、監事、高級管理人員及其關連人士概無持有任何本公司及聯營公司的註冊股本權益而需根據證券(公司權益)條例第二十九條要求在登記冊上予以記錄。

在該年度，本公司及其聯營公司並未作授予董事、監事、高級管理人員及其關連人士認購本公司或其聯營公司的股本或債券而取得利益的安排。

5. 購買、出售及購回本公司股份

自二零零零年一月一日至二零零零年十二月三十一日止，在該期間，本公司概無購買、出售或購回本公司之股份。

(二)股東情況介紹

1. 報告期末股東數

截至二零零零年十二月三十一日止，列於本公司股東名冊上的股東共計124,617戶，其中：

A股股東：	121,554戶
社會法人股股東：	1,206戶
H股股東：	1,857戶

2. 主要股東股份變化情況

根據財政部財管字[1999] 156號《關於華建交通經濟開發中心持有並管理有關公路上市公司國有股權問題的批復》、交通部交財發[1999] 366號《關於轉發關於華建交通經濟開發中心持有並管理有關公路上市公司國有股權問題的批復的通知》，本公司控股股東交通控股公司與華建交通經濟開發中心於二零零零年十一月二十二日簽署了《國有股權變更協議》，將原由交通控股公司代交通部持有的本公司597,471,000股國家股變更為國有法人股，由華建交通經濟開發中心持有。

本公司原發起人之一江蘇省汽車運輸公司因破產而將其持有的本公司1,000,000股國有法人股和30,000股社會法人股轉由交通控股公司持有；在此期間，交通控股公司還接受社會法人轉讓的2,050,000股社會法人股。

截至二零零零年十二月三十一日止，交通控股公司所持本公司股份由原來的3,376,134,600股減持為2,781,743,600股，佔本公司總股本的55.22%；

華建交通經濟開發中心持有本公司597,471,000股國有法人股，佔公司總股本的11.86%，成為本公司第二大股東。

本公司前十名股東持股情況

持有人	持股種類	期末持股數（股）	佔總股本比例(%)	期末股份增減（股）
江蘇交通控股有限公司	國家股	2,781,743,600	55.22	(594,391,000)
華建交通經濟開發中心	國有法人股	597,471,000	11.86	597,471,000
The Capital Group Companies, Inc	H股	212,212,000	4.21	85,698,000
Real Cheer Ltd.	H股	152,463,500	3.03	
華夏證券有限公司	社會法人股	16,660,000	0.33	
申銀萬國證券股份有限公司	社會法人股	14,450,000	0.29	
Winner Glory Development Ltd	H股	12,000,000	0.24	
江蘇鑫蘇投資管理公司	社會法人股	9,020,000	0.18	
昆山市土地開發總公司	社會法人股	7,500,000	0.15	
江蘇滙遠房地產發展實業公司	社會法人股	6,200,000	0.12	

根據招股書披露的資金運作計劃，截至二零零零年十二月三十一日止已作以下用途：

(a) 支付人民幣1,345,786,000元收購寧滬二級公路十五年土地使用權及經營權；

(b) 投資建設江蘇廣靖及江蘇錫澄高速公路，並擁有其各85%的權益，按工程進度，已支付錫澄高速公路人民幣1,398,016,000元及廣靖高速公路人民幣601,855,000元；

(c) 建設及完善滬寧高速公路收費、通信和監控系統支付人民幣93,888,000元；

(d) 用於償還貸款支付人民幣250,000,000元；

(e) 剩餘資金約人民幣236,455,000元作為廣靖高速公路、錫澄高速公路缺陷責任期保留金和滬寧高速公路收費、通信和監控系統的後續工程費，現存於中國境內的商業銀行。

(2) A股發行及募集資金使用情況

根據二零零零年十二月十五日中國證券監督管理委員會證監發行字[2000] 177號《關於核准江蘇寧滬高速公路股份有限公司公開發行股票的通知》，同意本公司向社會公開發行人民幣普通股（A股）150,000,000股，發行價格為人民幣4.20元。二零零零年十二月二十二日至二十三日，本公司股票採用上網定價發行和向二級市場投資者配售相結合的方式在上海證券交易所成功發行。本次A股的發行共募集資金約人民幣630,000,000元，扣除發行費用約人民幣15,500,000元後，實際募集資金淨額約為人民幣614,500,000元。

根據招股書披露的資金運作計劃，截至二零零零年十二月三十一日止已作以下用途：

(a) 投資人民幣472,670,218元用於收購江蘇交通控股有限公司（「交通控股公司」）持有的揚子大橋公司381,185,660股股份，佔該公司17.83%的股權。

(b) 剩餘募股資金計劃繼續用於向交通控股公司收購其持有的揚子大橋公司不少於46,263,940股股份（佔該公司2.17%的股權），以使本公司持有揚子大橋公司股份的比例達到20%以上。該項資金現存於中國境內的商業銀行。

(3) 股本結構變化情況

本公司於二零零零年十二月二十二日至二十三日採用上網定價發行和向二級市場投資者配售相結合的方式在上海證券交易所向社會公開發行人民幣普通股（A股）150,000,000股，本公司股本總額由原來的4,887,747,500股增加到5,037,747,500股。

(一)股本變動情況

1. 股本變動情況

數量單位：股

	變動前	本次變動增(+)、減(-) 增發	其他	小計	變動後	股份比例 %
一、 未上市流通股份						
1. 發起人股份						
其中：						
國家持有股份	3,376,134,600	–	(594,391,000)	(594,391,000)	2,781,743,600	55.22
國有法人持有股份	3,000,000	–	596,471,000	596,471,000	599,471,000	11.90
境外法人持有股份	–	–	–	–	–	不適用
其他	–	–	–	–	–	不適用
2. 社會法人持有股份	286,612,900		(2,080,000)	(2,080,000)	284,532,900	5.65
3. 內部職工股	–	–	–	–	–	不適用
4. 優先股或其他						
其中：轉配股	–	–	–	–	–	不適用
未上市流通股份合計	3,665,747,500	–	–	–	3,665,747,500	72.77
二、 已上市流通股份						
1. 人民幣普通股	–	150,000,000	–	150,000,000	150,000,000	2.98
2. 境內上市的外資股	–	–	–	–	–	不適用
3. 境外上市的H股	1,222,000,000	–	–	–	1,222,000,000	24.25
4. 其他	–	–	–	–	–	不適用
已上市流通股份合計	1,222,000,000	150,000,000	–	150,000,000	1,372,000,000	27.23
三、 股份總數	4,887,747,500	150,000,000	–	150,000,000	5,037,747,500	100.00

2. 股票發行與上市情況

(1) H股發行及募集資金運用情況

一九九六年十二月三十一日，國務院證券委員會證委發〔1996〕67號文同意本公司作為境外上市預選企業。一九九七年六月四日，經國務院證券委員會證委發〔1997〕38號文批准，同意本公司在境外發行H股。一九九七年六月中旬，公司按每股3.11港元(折合人民幣3.33元)的發行價格，發行境外上市外資股(H股)1,222,000,000股，並於一九九七年六月二十七日在香港聯合交易所上市。發行H股共募股資金約人民幣4,069,000,000元，扣除發行成本，籌集資金淨額為人民幣3,926,000,000元。

(五)本集團近兩年財務主要指標

(按中國會計準則)

	淨資產收益率(%)				每股收益(人民幣/股)			
	全面攤薄		加權平均		全面攤薄		加權平均	
	二零零零年	一九九九年	二零零零年	一九九九年	二零零零年	一九九九年	二零零零年	一九九九年
主營業務利潤	6.61	6.06	6.87	6.02	0.175	0.155	0.180	0.155
營業利潤	5.93	5.37	6.16	5.33	0.157	0.137	0.162	0.137
淨利潤	5.18	4.84	5.39	4.81	0.137	0.124	0.142	0.124
扣除非經常性損益後淨利潤	5.16	4.85	5.36	4.81	0.137	0.124	0.141	0.124

(四)近三年主要會計數據和財務指標

按中國會計準則：
(以人民幣千元計算)

	二零零零年	一九九九年	一九九八年
主營業務收入	1,381,696	1,138,385	1,013,037
淨利潤	691,487	604,868	542,775
總資產	15,057,227	14,519,176	14,098,259
股東權益	13,343,042	12,490,452	12,276,604
全面攤薄每股收益	人民幣0.137元	人民幣0.124元	人民幣0.111元
加權平均每股收益	人民幣0.142元	人民幣0.124元	人民幣0.111元
扣除非經常性損益後			
每股收益：全面攤薄	人民幣0.137元	人民幣0.124元	人民幣0.111元
加權平均	人民幣0.142元	人民幣0.124元	人民幣0.111元
每股淨資產	人民幣2.65元	人民幣2.56元	人民幣2.51元
調整後的每股淨資產	人民幣2.65元	人民幣2.56元	人民幣2.51元
每股經營活動產生的現金流量淨額	人民幣0.20元	人民幣0.18元	人民幣0.17元
淨資產收益率：			
全面攤薄(%)	5.18	4.84	4.42
加權平均(%)	5.39	4.81	4.41

(三)中國與國際不同會計準則報表差異

依照中國會計準則和國際會計準則之差異導致了法定財務報表與國際會計準則編製之財務報表產生差異，該差異主要滙總如下：

(以人民幣千元計算)

	除税及少數股東損益後綜合溢利		股東權益	
	二零零零年度	一九九九年度	二零零零年十二月三十一日	一九九九年十二月三十一日
中國法定帳目所列	691,317	605,214	13,343,475	12,491,005
法定報表會計政策變更影響數	170	(346)	(433)	(603)
重編後法定報表所載	691,487	604,868	13,343,042	12,490,452
依國際會計準則所作調整				
一回轉法定報表會計政策變更影響數	(603)	346	–	603
一固定資產評估增值及其折舊和攤銷	26,570	25,371	(1,648,882)	(1,675,452)
一出售員工宿舍損失	(31,866)	–	(31,886)	–
一遞延税項	2,718	98	–	(2,718)
一於期後建議之股利	–	–	453,397	391,020
經國際會計準則和其他調整後重列	688,306	630,683	12,115,691	11,203,905

(二)按中國會計準則

截至二零零零年十二月三十一日，按中國會計準則，本集團主要財務狀況如下：

(以人民幣千元計算)	二零零零年	一九九九年	一九九八年
利潤總額	828,265	688,356	608,381
淨利潤	691,487	604,868	542,775
主營業務利潤	881,805	754,792	637,863
其他業務利潤	25,763	17,227	14,300
營業利潤	791,170	668,480	605,018
投資收益	34,182	18,221	7,351
補貼收入	–	–	–
營業外收支淨額	2,913	1,655	565
經營活動產生的現金流量淨額	1,004,883	886,982	815,282
現金及現金等非價物淨增(減)額	22,232	(265,012)	(803,327)

註： 本年度無非經常性損益。

本公司編製的二零零零年財務報告，已經安達信·華強會計師事務所審計，並出具了無保留意見的審計報告。

(一)按國際會計準則

(以人民幣千元計算)	二零零零年 (附註1)	一九九九年	一九九八年
截至十二月三十一日止年度：			
收入，淨值(附註2)	**1,542,952**	1,233,924	1,052,975
除稅及少數股東前利潤	**824,518**	716,468	633,825
除稅及少數股東後利潤	**688,306**	630,683	566,363
可分配予股東／所有者利潤(附註3)	**688,306**	605,214	533,211
每股盈利(附註4)	**人民幣0.141元**	人民幣0.129元	人民幣0.116元
於十二月三十一日：			
股東／所有者權益(附註5)	**12,459,642**	11,547,858	11,078,972
總負債(附註5)	**940,466**	1,296,469	1,318,721
總資產	**13,400,108**	12,844,327	12,397,693

附註：

1. 廣靖高速公路、錫澄高速公路已於一九九九年九月二十八日通車營運，本集團截至二零零零年的綜合財務報表包括滬寧高速公路、寧滬二級公路、寧連公路南京段、錫澄高速公路及廣靖高速公路的資產、負債及經營業績。

2. 收入淨值主要指經營收費公路的通行費收入扣除收入相關稅金後之淨額。收入亦包括油品銷售、排障、餐飲、廣告收入及對外養護等各種收入。

3. 根據本公司章程，股息分派按中國會計制度編製的法定帳目及國際會計準則編製的報表，兩者未分配利潤較低數額作為分派基準。於二零零零年十二月三十一日，可供股東分配利潤約為人民幣688,306,000元。

4. 二零零零年度每股盈利是以二零零零年度淨利潤約人民幣688,306,000元(一九九九年度：人民幣630,683,000元)，除以平均已發行股數4,891,436,025股(一九九九年：4,887,747,500股)計算所得。

5. 按國際會計準則第10號一期後事項的規定，本公司將期後宣派的股利作為期後事項在報表附註中予以披露，因此，一九九九年總負債及股本權益據此調整。

(九)公司簡介

江蘇寧滬高速公路股份有限公司(「本公司」)於一九九二年八月一日在中華人民共和國江蘇省註冊成立為股份有限公司。本公司主要從事投資、建設、經營和管理滬寧高速公路江蘇段(「滬寧高速公路」)及有關江蘇省境內的收費公路，並發展該等公路沿線的客運及其他輔助服務業(包括加油、餐飲、購物、汽車維修、廣告及住宿等)。本公司為江蘇交通基建唯一的上市公司。一九九七年六月二十七日本公司發行的H股在香港聯合交易所有限公司(「香港聯交所」)上市。二零零一年一月十六日，本公司發行的A股在上海證券交易所(「上交所」)上市。

本公司於一九九七年與華建交通經濟開發中心合資設立江蘇錫澄高速公路有限責任公司(「錫澄公司」)及江蘇廣靖高速公路有限責任公司(「廣靖公司」)。錫澄公司及廣靖公司分別從事錫澄高速公路及廣靖高速公路的建設和經營管理。該等高速公路均於一九九九年九月建成並通車。本公司、錫澄公司及廣靖公司合稱為本集團。

本公司擁有：滬寧高速公路三十年土地使用權、公路資產所有權以及公路經營權；寧滬二級公路江蘇段(「寧滬二級公路」)十五年土地使用權及經營權；南京至連雲港高速公路南京段(「寧連公路南京段」)三十年收費經營權；廣靖公司及錫澄公司各85%的股權；江蘇快鹿汽車運輸股份有限公司(「江蘇快鹿公司」)33.2%的股權；宜興宜漕公路有限公司(「宜漕公司」)49%的股權；江蘇揚子大橋股份有限公司(「揚子大橋公司」)17.83%的股權。


本公司

本集團所經營的公路地處中國經濟最發達、經濟增長速度排在全國前列的長江三角洲地區，主營資產滬寧高速公路是江蘇長江以南的交通大動脈，新建成投入營運的江陰長江公路大橋、廣靖高速公路、錫澄高速公路是同江至三亞、北京至上海國道主幹線的共用段，是連接江蘇北部和江蘇南部的「咽喉」要道，該等公路的交通流量有著廣闊的增長空間，必將為本公司保持盈利的穩定增長提供強而有力的支撐。

（六）核數師

境內核數師：

安達信·華強會計師事務所

北京市建國門外大街1號中國國際貿易中心11樓

香港核數師：

香港安達信公司

香港中環皇后大道中15號置地廣場公爵大廈21樓

（七）法律顧問

境內法律顧問：

江蘇世紀同仁律師事務所

南京市北京西路26號5樓

香港法律顧問：

齊伯禮律師行

香港中環遮打道16至20號歷山大廈20樓

（八）股份過戶登記處

境內：

上海市新區浦建路727號上海證券中央登記結算公司

境外：

香港中環德輔道中199號維德廣場2樓香港中央結算（證券登記）有限公司

(二)股票上市交易所和證券代碼

公司股票上市交易所：

上海證券交易所(A股)

香港聯合交易所有限公司(H股)

A股證券代碼：

600377

A股證券簡稱：

寧滬高速

H股證券代碼：

0177

H股證券簡稱：

Jiangsu Expressway

(三)公司未流通股票託管機構

上海證券中央登記結算公司

上海市浦東新區浦建路727號

(四)公司信息查閱

登載年度報告網址：

www.sse.com.cn

公司年度報告備置地點：

上海市浦東南路528號上海證券交易所

香港中環德輔道中199號維德廣場2樓香港中央結算(證券登記)有限公司

江蘇省南京市石鼓路69號江蘇交通大廈公司本部

公司信息披露報刊：

中國證券報、上海證券報、香港南華早報、香港經濟日報

(五)A股主承銷商

華泰證券有限責任公司

南京市中山東路90號華泰證券大廈

公司首次註冊登記日期：
一九九二年八月一日

註冊地點：
江蘇省南京市

企業法人營業執照註冊號：
3200001100976

稅務登記號碼：
320003134762764

董事會秘書姓名（境內）：
姚永嘉

董事會秘書手機：
13901590193

董事會秘書電話：
025-4469332

董事會秘書傳真：
025-4466643

董事會秘書姓名（香港）：
林志華

聯繫電話：
00852-2507 9712

傳真：
00852-2810 0664

(一)一般信息

公司全稱(中文):

江蘇寧滬高速公路股份有限公司

公司全稱(英文):

Jiangsu Expressway Company Limited

公司註冊地址(中文):

中華人民共和國江蘇省南京市石鼓路69號江蘇交通大廈

公司註冊地址(英文):

Jiangsu Communication Building, 69 Shigu Road, Nanjing, Jiangsu, PRC

公司辦公地址(中文):

中華人民共和國江蘇省南京市石鼓路69號江蘇交通大廈

公司辦公地址(英文):

Jiangsu Communication Building, 69 Shigu Road, Nanjing, Jiangsu, PRC

註冊地址郵政編碼:

210004

辦公地址郵政編碼:

210004

聯繫電話:

025-4200999轉4706、4716

傳真:

025-4466643/4207788

電郵地址:

bgs@jsexpressway.com

公司網址:

www.jsexpressway.com

公司法定代表人:

沈長全

目錄

使命

致力在江蘇交通發展中擔當重要角色，確保盈利水平持續強勁增長

江蘇寧滬高速公路股份有限公司

2000
年報


EXPRESS